As filed with the Securities and Exchange Commission on November 9, 2015.

Registration No. 333-207477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Truck Hero, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3714	47-1350873
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5400 S. State Rd.

Ann Arbor, MI 48108

(734) 677-0444

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

William J. Reminder

President and Chief Executive Officer

5400 S. State Rd.

Ann Arbor, MI 48108

(734) 677-0444

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jon M. Herzog, Esq. Bradley C. Weber, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Arthur D. Robinson, Esq. Daniel N. Webb, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $0.001 par value per Share	12,777,778	$19.00	$242,777,782	$24,448

(1)	Includes 1,666,666 shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes offering price of the additional shares that the underwriters have the option to purchase.
(3)	The Registrant previously paid $10,070 of the total registration fee in connection with its initial registration statement on October 19, 2015.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 9, 2015

Prospectus

11,111,112 Shares

Truck Hero, Inc.

Common stock

This is an initial public offering of shares of common stock of Truck Hero, Inc.

We are offering 5,555,556 shares to be sold in this offering and the selling stockholders identified in this prospectus are offering 5,555,556 shares to be sold in this offering. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $17.00 and $19.00. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “TRUK.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we will be subject to reduced public company reporting requirements for this prospectus and future filings.

See “Risk factors” beginning on page 19 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us from this offering, before expenses	$	$

Proceeds to the selling stockholders from this offering, before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters may also purchase up to an additional 1,666,666 shares from the selling stockholders at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus. We will not receive any proceeds from the exercise of the underwriters’ option to purchase additional shares.

The underwriters expect to deliver the shares to purchasers on or about                     , 2015 through the book-entry facilities of The Depositary Trust Company.

J.P. Morgan	Baird	BofA Merrill Lynch

KeyBanc Capital Markets	Raymond James	Stifel	SunTrust Robinson Humphrey

                    , 2015

TRUXEDO TONNEAU COVERS

extang tonneau covers

REALTRUCK

AutoCustoms

BEDRUG NEXT GENERATION BEDLINERS

UnderCover

ARE

ADVANTAGE TRUCK ACCESSORIES

BAK

RETRAX RETRACTABLE BED COVERS

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside of the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

Unless otherwise specified or the context requires otherwise:

•

the terms “we,” “us,” “our,” the “company” and “THI” mean: for the periods presented herein occurring (1) prior to the consummation of the TA Acquisition (as defined below), Tectum Holdings, Inc. and its consolidated subsidiaries; and (2) after the consummation of the TA Acquisition, Truck Hero, Inc. and its consolidated subsidiaries;

•

the term “2015 Acquisitions” means, collectively, our acquisition of (i) all of the issued and outstanding equity interests in each of (a) A.R.E. Accessories, LLC, a Delaware limited liability company (“A.R.E.”) and (b) RealTruck, Inc., a North Dakota corporation (“RealTruck”) and (ii) 75% of the issued and outstanding equity interests in THI E-Commerce, LLC, a Delaware limited liability company (“THI E-Commerce”) formed for the purpose of acquiring all of the issued and outstanding equity interests in Auto Customs, LLC, a Delaware limited liability company (“Auto Customs”). None of the 2015 Acquisitions were individually “significant” to the company under Rule 3-05 of Regulation S-X under the rules and regulations of the Securities and Exchange Commission (the “SEC”), and collectively, the 2015 Acquisitions were not “significant” to the company at or above the 50% level set forth in Rule 3-05 of Regulation S-X in the aggregate;

•

the term “BAK Acquisition” means the acquisition by the Predecessor of all of the issued and outstanding capital stock and other equity interests of Laurmark Enterprises, Inc., a Texas corporation (“BAK”) and its subsidiaries in March 2014;

•

the term “Combined Pro Forma Year Ended December 31, 2014 (Unaudited)” means the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2014 giving pro forma effect to (i) the BAK Acquisition and (ii) the TA Acquisition and excluding the effect of the 2015 Acquisitions, as if the BAK Acquisition and the TA Acquisition had occurred on January 1, 2014, as more fully described in “Management’s discussion and analysis of financial condition and results of operations—Results of operations,” which section includes a comparative presentation showing all pro forma adjustments made to our historical statements of income in accordance with the rules and regulations of the SEC;

•	the term “GAAP” means generally accepted accounting principles in the United States;

•	the term “North America” means, collectively, the United States and Canada;

•	the term “Predecessor” means the business of Tectum Holdings, Inc. and its consolidated subsidiaries prior to the consummation of the TA Acquisition;

•

the term “Pro Forma Year Ended December 31, 2014 (Unaudited)” means the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2014 giving pro forma effect to (i) the BAK Acquisition, (ii) the TA Acquisition and (iii) the 2015 Acquisitions, as if such transactions had occurred on January 1, 2014, as more fully described in “Unaudited pro forma condensed consolidated financial information,” which section includes a comparative presentation showing all pro forma adjustments made to our historical statements of income in accordance with the rules and regulations of the SEC;

•	the term “Successor” means the business of Truck Hero, Inc. and its consolidated subsidiaries, following the consummation of the TA Acquisition; and

•

the term “TA Acquisition” means the series of transactions that were consummated in July 2014 whereby the Predecessor was acquired by investment funds and entities associated with TA Associates Management, L.P. (“TA Associates”).

ii

Amounts and percentages appearing in this prospectus have been rounded to the amounts shown for convenience of presentation. Accordingly, the total of each column of amounts may not be equal to the total of the relevant individual items.

All trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Industry and market data

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications, such as those published by the Specialty Equipment Market Association (“SEMA”) on July 23, 2015, the U.S. Department of Transportation as of November 7, 2014, WardsAuto Group (“WardsAuto”), Manheim, Inc. in January 2015, Tom Kontos, the chief economist of ADESA Analytical Services, Edmunds.com and other publicly available information, as well as other information based on internal sources. This prospectus also contains statistical data and information from a report dated June 3, 2014 commissioned by us and prepared by Sterling Associates Group, LLC (“Sterling Associates Group”), an independent market research firm. Sterling Associates Group was not commissioned to prepare its report in connection with this prospectus. Our statements regarding our market position and that of our brands reflect management’s estimates based on currently available information. Our statements regarding retail prices reflect the manufacturer’s suggested retail price. Although we believe that the third-party sources referred to in this prospectus are reliable and the information generated internally is accurate, neither we nor the underwriters nor the selling stockholders have independently verified any of the information from third-party sources. While we are not aware of any misstatements regarding any information presented in this prospectus, estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed in “Risk factors” and elsewhere in this prospectus.

iii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations,” in each case appearing elsewhere in this prospectus.

Overview

We are a fast-growing designer, manufacturer and marketer of branded consumer accessories for pickup trucks. The pickup truck market is large and expanding, driven in part by evolving pickup designs that have increased functionality and versatility, making trucks more suitable as family and lifestyle vehicles. Our products include accessories manufactured by us that we sell through multiple channels, primarily truck bed covers, truck caps and bed liners, as well as a broad range of third-party branded vehicle accessories that we sell online, including floor mats, grill guards, steps, tool boxes and towing products. Our primary products, truck bed covers and truck caps, enclose the beds of pickup trucks, providing for cargo security and weather protection as well as aesthetic enhancement, while bed liners protect truck beds and cargo from damage. Our products enhance the functionality and aesthetics of pickup trucks and enable consumers to customize and personalize their vehicles. Our portfolio of owned brands, complemented by the online sales of third-party branded products, makes us one of the leaders by sales in the pickup truck accessory market.

We are the top manufacturer of truck bed covers in North America. We are also one of the top manufacturers of truck caps, including fiberglass and aluminum offerings, and the largest manufacturer in North America of carpeted bed liners, a premium alternative to molded plastic or spray-on liners. We market our manufactured accessories under eight primary brands that offer over 85 product styles compatible with over 9,000 unique vehicle configurations. We have developed products for nearly every make and model of pickup truck that has been manufactured for the North American market in the last 40 years. In addition to products that we manufacture, we also sell third-party branded products directly to consumers online, including over 95,000 SKUs across over 200 brands. We believe our expanded product offering and our innovation are contributing to increasing penetration of our accessories among pickup truck owners.

In 2014, there were approximately 50 million registered pickup trucks in North America, where over 97% of our net sales were generated. We reach pickup truck owners through a variety of channels including specialty installers, online retailers and pickup truck dealerships. To support our marketing efforts, we advertise through traditional and online media and maintain a highly-skilled salesforce to promote our brands and products across our distribution channels. We believe the development of our distribution channels, our expanded product offering and our sales and marketing efforts have contributed to increased penetration of our accessories on pickup trucks. Sterling Associates Group reported that penetration of truck bed covers on the installed base of existing trucks was approximately 20-25% in 2014. With only 20-25% penetration of the 50 million trucks on the road, we believe there is a significant opportunity for continued growth of the truck bed cover market.

We believe our brands, history of product innovation, successful acquisitions of complementary businesses and multi-channel distribution strategy coupled with rapid delivery capabilities, lean operations and reputation for quality have been key drivers of our growth and strong financial performance:

•

our net sales were $323.0 million for the nine months ended September 30, 2015, $131.2 million for the period from January 1, 2014 to July 28, 2014 for the Predecessor and $49.7 million for the period from July 29, 2014 to September 30, 2014 for the Successor;

•

our net income was $12.2 million for the nine months ended September 30, 2015, $(4.5) million for the period from January 1, 2014 to July 28, 2014 for the Predecessor and $3.0 million for the period from July 29, 2014 to September 30, 2014 for the Successor;

•

our Adjusted EBITDA was $66.2 million for the nine months ended September 30, 2015, $30.2 million for the period from January 1, 2014 to July 28, 2014 for the Predecessor and $14.9 million for the period from July 29, 2014 to September 30, 2014 for the Successor;

•

our net sales were $131.2 million for the period from January 1, 2014 to July 28, 2014 for the Predecessor, $117.2 million for the period from July 29, 2014 to December 31, 2014 for the Successor and $436.2 million for the Pro Forma Year Ended December 31, 2014 (Unaudited);

•

our net income was $(4.5) million for the period from January 1, 2014 to July 28, 2014 for the Predecessor, $4.4 million for the period from July 29, 2014 to December 31, 2014 for the Successor and $(5.9) million for the Pro Forma Year Ended December 31, 2014 (Unaudited);

•

our Adjusted EBITDA was $30.2 million for the period from January 1, 2014 to July 28, 2014 for the Predecessor, $32.6 million for the period from July 29, 2014 to December 31, 2014 for the Successor and $73.9 million for the Pro Forma Year Ended December 31, 2014 (Unaudited); and

•

from 2010 to 2014, our net sales as calculated under GAAP grew on a year-over-year basis at approximately 30.9% from 2010 to 2011, approximately 19.7% from 2011 to 2012, approximately 23.5% from 2012 to 2013 and approximately 55.9% from 2013 to 2014, in each case on a year-over-year basis.

See “Summary consolidated financial and other data” for an explanation of pro forma adjustments related to recent acquisitions, the definition of Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA.

Our industry and markets

Industry overview

According to the 2015 Annual Market Report published by SEMA, the North America specialty equipment market, which includes parts and accessories that customize or enhance the functionality, performance or appearance of new or used cars, light trucks and other passenger vehicles such as motorcycles, all-terrain vehicles, utility task vehicles and boats, was $36.2 billion in 2014. This market excludes direct repair and replacement of worn original parts.

Within the specialty equipment market, SEMA estimates that accessory and appearance products sold for cars, light trucks, including pickup trucks, crossover utility vehicles (“CUVs”), sport utility vehicles (“SUVs”) and vans, totaled approximately $13.6 billion in 2014. Within this segment, we have focused our business on products that increase the functionality and aesthetics of pickup trucks. Data from SEMA indicate that, of pickup truck owners that accessorize their vehicles, 69% spent at least $300 in 2014 on accessories, with less complex accessories installed by vehicle owners (do-it-yourself, or “DIY”) and more complex accessories installed by third-party installers (do-it-for-me, or “DIFM”).

Evolving designs have made pickup trucks more suitable as family and lifestyle vehicles due to increased functionality, versatility and fuel economy, with truck models accounting for three of the top five vehicles sold in the United States through the first nine months of 2015, according to WardsAuto. We estimate approximately 50 million pickup trucks were registered in North America in 2014, presenting a large base for accessory sales.

Products and sales channels

Our products increase the functionality and aesthetics of pickup trucks. The products we manufacture, including truck bed covers, truck caps and bed liners, are generally easy to install and provide a number of functional features including weather protection for pickup truck beds and cargo, security and management of cargo and, in some cases, better fuel economy. These accessories have retail price points ranging from $100 per unit to over $5,000 per unit. Compared to the $42,100 average retail price of a new large pickup truck during 2014, according to Edmunds.com, or the $12,983 average retail price of a used truck during 2014, according to ADESA Analytical Services, the $700 average retail price of our truck bed covers represented approximately 2% and 5%, respectively, of the vehicle purchase price, making it a relatively inexpensive upgrade for most consumers.

Our manufactured products are sold to consumers through installers, specialty retailers, online retailers and pickup truck dealerships. Our largest sales channel is composed of a fragmented base of over 5,000 installers and retailers that are supplied by warehouse distributors as well as by direct shipments from us, particularly for items such as fiberglass truck bed covers and truck caps that are difficult to ship due to size, weight and susceptibility to damage. Our second largest sales channel, online retail, is also highly fragmented, consisting primarily of retailers specializing in pickup truck accessories (including two owned and operated by us), retailers that offer a broader range of automotive parts and large ecommerce retailers. In our third largest sales channel, we have developed direct relationships with major pickup truck brands such as Chevrolet, Ford, GMC, Nissan, RAM and Toyota, selling our products under these brands through pickup truck dealerships and OEM-approved modification centers.

Through our two owned online retailers, Auto Customs and RealTruck, we participate directly in the fast- growing online retail sales channel. Operating these retailers provides us with direct access to consumers, allows us to maintain retail pricing of our manufactured products in the online marketplace and expands our offering to include third-party branded products. Our gross margin on net sales through Auto Customs and RealTruck is generally lower than the gross margin on net sales from our manufacturing operations and we expect our gross margins to decrease as a result of these acquisitions. Online retailers of pickup truck accessories sell directly to consumers items such as truck bed covers, bed liners, floor mats, grill guards, steps, tool boxes and towing products. Online purchases represented only 27% of specialty equipment sales in North America in 2014, according to SEMA. We believe there is an opportunity to grow the online channel at a rate higher than the growth of the overall accessory market through increased penetration driven by user-friendly interfaces for selecting the right product fit, call center technical support for DIY installation and targeted, search-engine based advertising.

Trends in our favor

We believe the market for our pickup truck accessories is well positioned for growth due to a variety of factors, including:

•	increasing penetration of our accessories, particularly truck bed covers, due to rapid innovation that has promoted increased functionality;

•	growing end user awareness of our accessories and availability of our products across a broader range of price points;

•	evolving designs that have made pickup trucks more suitable as family and lifestyle vehicles due to increased functionality, versatility and fuel economy;

•	a strong volume of new and used pickup truck transactions in North America, which often lead to purchases of accessories;

•	an increasing population of registered pickup trucks in North America;

•	rising average retail selling prices of our primary products largely due to a shift in consumer preference from soft to hard truck bed covers, which generally have higher price points; and

•	increasing penetration of the online retail sales channel for accessories, allowing products to reach more consumers through a targeted approach.

Our strengths

We believe our success is attributable to the following factors:

•

Market leader in attractive categories of the pickup truck accessory market.    We are one of the leaders by sales in the pickup truck accessory market, and we hold the #1 or #2 North America market position for truck bed covers, truck caps and carpeted bed liners. We are the top manufacturer of truck bed covers in North America. Further, we hold the #1 position in all seven major sub-categories of functional truck bed cover types. We are also one of the top manufacturers of truck caps, including fiberglass and aluminum offerings, and the largest manufacturer in North America of carpeted bed liners, a premium alternative to molded plastic or spray-on liners. We believe sales of these product categories are experiencing outsized growth, compared to the overall vehicle accessory industry, due to increased penetration on both new and used pickup trucks.

•

Portfolio of brands highly recognized within their categories.    We manufacture products under eight primary brands, Extang, TruXedo, UnderCover, Advantage, Retrax, BAK, A.R.E. and BedRug, which each offer distinct functionalities and value propositions and together cover a wide range of retail price points and product variations. We believe our brands are among the most recognizable in the industry and these brands are associated with innovation, performance, functionality and quality by both consumers and installers of our products. Additionally, nearly all of our products are assembled in the United States, a feature that we believe is valued by the consumers of our products. We believe our specialty online retailers, Auto Customs and RealTruck, are highly recognized among pickup truck and SUV enthusiasts, with loyal and growing customer bases.

•

Innovative products and rapid product development capabilities.    Our ability to develop innovative products has been a key driver of our success and our organic growth. Assuming we owned all of our acquired businesses since 2010, our organic net sales increased at a compound annual growth rate, or CAGR, of 17%, growing from $232 million in 2010 to $436 million in 2014. Approximately one-quarter of our 2014 truck bed cover net sales, before giving effect to the 2015 Acquisitions, were from products developed over the past five years, and we have launched 57 new products since the start of 2014. We have a team of 30 engineers that develop new, advanced features and functionalities in response to targeted customer needs, which we believe drives increased demand for our products. In order to protect our designs, we have developed a significant portfolio of intellectual property that includes more than 60 U.S. patents.

•

Established distribution relationships.    We sell our products to installers and consumers primarily by leveraging our established relationships with warehouse distributors, online retailers and pickup truck OEMs/dealerships. We have entered into preferred relationships with key warehouse distributors, which we believe constitutes an important advantage. We believe our market presence, targeted advertising, field salesforce, strength of brands and rapid delivery capabilities produce strong end-user demand for our products, creating value for our distributors and retailers that have fostered long-standing relationships. Further, we believe the gross profit contribution from our products is meaningful to our distributors given the relatively high average retail selling prices of our primary products as compared to other accessory categories, making us a highly valued supplier within our distribution channels. We also own and operate two online retailers, Auto Customs and RealTruck, which provides us with direct access to consumers, allows us to maintain retail pricing of our manufactured products in the online marketplace and expands our offering to include third-party branded products. We believe this diversified distribution model reduces our reliance on any one channel or customer and allows us to reach consumers wherever and however they make purchase decisions.

•

Lean operations and a commitment to continuous improvement.    We operate our facilities on a lean, just-in-time demand-pull system in which we typically manufacture products based on incoming orders rather than building finished goods inventory. We believe this system has supported our financial performance and our ability to efficiently serve our customers. Our commitment to lean manufacturing and distribution practices supported inventory turns of approximately 12 times in 2014 and enables us to ship many of our products sold in the online retail channel within 24 to 48 hours of receiving an order, a service that we believe is highly valued by our customers. We have embraced a culture of continuous improvement and seek opportunities to increase our efficiency and reduce our cost structure, sharing best practices across our manufacturing facilities. With these methodologies, we have realized significant synergies in the businesses that we have acquired; for example, our corporate sourcing strategy uses economies of scale to reduce procurement costs across our different brands and manufacturing facilities.

•

Committed management team with deep sector expertise.    Our senior management team has an average of 11 years of industry experience and 20 years of executive experience. Our Chief Executive Officer, William J. Reminder, and Chief Operating Officer, Kelly Kneifl, are founding employees of Truck Hero, Inc. who served as chief executives of our predecessor companies, Extang Corporation and TruXedo, Inc. respectively. Furthermore, management owns a significant stake in Truck Hero, Inc. Management has overseen growth from approximately $36 million of net sales in 2007 to $436 million of Pro Forma Year Ended December 31, 2014 (Unaudited) net sales and will continue to pursue attractive growth opportunities.

Our business strategy

Key elements of our growth strategy are to:

•

Extend our technology and product leadership through innovation.    In order to continue providing advanced product functionalities that are attractive to consumers, we focus our product development efforts on both the design of new products and the design of new features that enhance our existing products. We introduced 57 new products since the start of 2014, and we plan to continue to develop and market products that incorporate innovative designs, advanced features, improved performance and enhanced functionality that differentiate us in the pickup truck accessory market and drives penetration of our products.

•

Drive awareness and penetration of our brands and products through increased advertising.    We use a mix of focused web-based advertisements, event sponsorships that target key demographics and marketing across multiple media platforms to increase familiarity with our brands among consumers and installers and to drive penetration of our products. We expect to continue increasing consumer awareness of our products and to continue building the strength of our brands through targeted advertising campaigns that communicate the benefits, features and functionalities of our products.

•

Expand our distribution reach.    We currently have a broad distribution network that includes customers across multiple channels. We plan to continue to leverage our status as one of the largest manufacturers of pickup truck accessories and our short lead-time delivery capabilities to grow our share with our warehouse distributor partners. Through our direct relationships with pickup truck manufacturers, we intend to increase our sales through pickup truck dealerships. Additionally, we intend to further grow our direct-to-consumer sales by continuing to develop and grow our online retailers.

•

Remain committed to lean operations and continuous improvement.    We have embraced lean operating principles and have implemented a culture of continuous improvement that has driven down the cost structure of our operations and those of the businesses that we have acquired. We plan to continue driving economies of scale across our businesses, including sharing of best practices, establishment of centers of excellence and implementation of corporate sourcing strategies, to expand our profit margins.

•

Continue to acquire businesses within the fragmented vehicle accessory market.    We have a track record of successfully acquiring businesses, having completed eight acquisitions since our formation through a merger in 2007. We intend to selectively evaluate potential acquisition opportunities in the vehicle accessory market, targeting companies that we believe will further diversify our product portfolio into other attractive segments and/or provide us with new or enhanced access to additional distribution channels.

Our history

THI was formed in November 2007 when Kinderhook Industries, a private equity investment firm (“Kinderhook”), acquired and merged Extang Corporation and TruXedo, Inc. (the “Kinderhook Acquisition”), both leading manufacturers of pickup truck accessories. Under Kinderhook’s ownership from November 2007 through July 2014, we grew organically and through a series of five strategic acquisitions that expanded the breadth of our portfolio of products to include seven primary brands. Acquisitions of pickup truck accessory manufacturers during this time period included BedRug, Inc. (“BedRug”) in 2009, UnderCover, Inc. (“UnderCover”) in 2010, Advantage Truck Accessories, Inc. (“Advantage”) in 2010, Applied Products, Inc., also known as Retrax Holdings, LLC, (“Retrax”) in 2013, and BAK in 2014. See “Corporate structure” for additional information regarding our corporate structure.

On July 28, 2014, a majority of our stock was acquired by funds managed by TA Associates in the TA Acquisition. In April 2015, we acquired A.R.E., a top selling brand of custom-made fiberglass and aluminum truck caps and truck bed covers. Additionally, we entered into the direct-to-consumer internet retail sales channel through the acquisitions of Auto Customs and RealTruck in March and April 2015, respectively.

Corporate information

The Predecessor was originally incorporated under the laws of the State of Delaware as Tectum Holdings Inc. on November 2007. The Successor was incorporated under the laws of the State of Delaware on July 9, 2014 in connection with the TA Acquisition. In October 2015, the name of the company was changed to Truck Hero, Inc. Our principal executive office is located at 5400 S. State Rd., Ann Arbor, MI 48108, and our telephone number is (734) 677-0444. Our corporate website address is www.truck-hero.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. The reference to our website is an inactive textual reference only and is not a hyperlink.

Our principal stockholder

As of September 30, 2015, investment funds affiliated with TA Associates owned approximately 73.1% of our issued and outstanding common stock, on an as-converted basis which gives effect to the Conversion, as described in “—The offering.” Following this offering (assuming an initial public offering price of $18.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)), TA Associates will beneficially own approximately 52.0% of our issued and outstanding common stock (48.8% if the underwriters’ option to purchase additional shares is exercised in full). TA Associates will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult without the support of TA Associates. Furthermore, TA Associates may have interests that conflict with, or are different than, those of other stockholders.

Founded in 1968, TA Associates is one of the oldest and largest growth private equity firms in the world. TA Associates invests in growing private companies in exciting industries, with the goal of helping management teams grow their businesses. With approximately $18 billion raised since inception and over four decades of experience, TA Associates offers its portfolio companies strategic guidance, global insight, strategic acquisition support, recruiting assistance and a significant network of contacts. Among TA Associates’ successful previous investments are Dealer Tire, Tempur-Pedic, SkinnyPop Popcorn, Intercontinental Exchange, Lawson Software and McAfee.

We expect that more than 50% of our voting power will be held by investment funds and entities affiliated with TA Associates upon the consummation of this offering, and therefore we will be a “controlled company” as defined under the New York Stock Exchange Listing Rules. We do not intend to take advantage of the “controlled company” exemption from certain of the corporate governance listing standards of New York Stock Exchange. See “Risk factors—Risks related to this offering and ownership of our common stock” and “Principal and selling stockholders.” Additionally, we intend to enter into a stockholders agreement with entities affiliated with TA Associates in connection with this offering (the “New Stockholders Agreement”). For more information regarding this agreement, see “Certain relationships and related party transactions—New Stockholders Agreement.”

Recent developments

N-FAB acquisition

On October 29, 2015, we entered into a definitive purchase agreement (the “Acquisition Agreement”) which provides that, upon the terms and conditions set forth therein, we will acquire all of the outstanding equity interests of N-FAB Inc. (“N-FAB”), together with certain related intellectual property assets. N-FAB is a manufacturer of tubular accessories for pickup trucks and SUVs, including nerf bars, running boards and off-roading accessories. N-FAB is located in Houston, Texas. The acquisition is expected to close in November or December 2015 after the completion of this offering. Under the current terms of the Acquisition Agreement, we will acquire N-FAB in exchange for approximately $28 million in cash and 118,238 shares of our common stock. The Acquisition Agreement also provides an earn-out of up to $7 million in cash payable to the sellers upon N-FAB achieving certain EBITDA-based targets for the fiscal years ended December 31, 2015 and 2016. All recipients of our common stock pursuant to the Acquisition Agreement will be subject to certain lock-up restrictions on such shares for at least six months after the closing. For additional information, see “Risk factors—Completion of the N-FAB acquisition is subject to conditions and if these conditions are not satisfied or waived, the acquisition may not be completed.”

For the nine months ended September 30, 2015, N-FAB generated net sales of approximately $14.4 million. We expect that if we successfully acquire N-FAB, that N-FAB will generate financial results that are consistent with or accretive to our pro forma Adjusted EBITDA Margin.

Risks affecting us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk factors” immediately following this prospectus summary, that primarily represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We expect a number of factors may cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. Such factors include:

•	unfavorable economic conditions;

•	changes in consumer preferences and our ability to introduce new products into the market;

•	our ability to maintain our network of sales and distribution channels;

•	a significant shift in our customer concentrations, or the loss of a large customer;

•	changes in the competitive landscape for pickup truck accessories;

•	product development that may require significant financial investment;

•	increasing costs of goods, raw materials and cost of labor;

•	product liability and/or warranty claims from customers, end-users and/or third parties;

•	loss of our senior management;

•	implementation of a new information technology infrastructure;

•	our ability to service our significant debts;

•	integration of acquired businesses; and

•	other risks described under the heading “Risk factors.”

Implications of being an emerging growth company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

•	an option to present only two years of audited financial statements and only two years of related management’s discussion and analysis in the registration statement of which this prospectus is a part;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting for so long as we qualify as an emerging growth company;

•

an exemption from compliance with any requirement that the Public Company Accounting Oversight Board (“PCAOB”) may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements for so long as we qualify as an emerging growth company;

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•	reduced disclosure about our executive compensation arrangements for so long as we qualify as an emerging growth company; and

•

exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements for so long as we qualify as an emerging growth company.

We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the last day of our most recently completed second fiscal quarter; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; or the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. See “Risk factors—Risks related to ownership of our common stock and this offering” which describes that we are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

The offering

Common stock offered by us	5,555,556 shares.

Common stock offered by the selling stockholders	5,555,556 shares (7,222,222 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding immediately after this offering	39,431,536 shares. For additional information regarding the impact of the difference between the assumed initial public offering price and the actual initial public offering price on the number of shares outstanding after completion of this offering related to the conversion of our convertible preferred stock, see below in this section “—The offering.”

Underwriters’ option to purchase additional shares	The underwriters have the option to purchase up to an additional 1,666,666 shares of common stock from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus. We will not receive any proceeds from the exercise of the underwriters’ option to purchase additional shares.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $88.0 million, based upon an assumed initial public offering price of $18.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015). We will not receive any proceeds from the sale of shares by the selling stockholders.

We currently intend to use the net proceeds of this offering to (i) repay outstanding indebtedness, including applicable prepayment premium payments, (ii) pay the applicable cash consideration pursuant to our acquisition of N-FAB and (iii) for working capital and other general corporate purposes. We may also use a portion of the net proceeds for future acquisitions or investments; however, we have not entered into any agreements or commitments with respect to any acquisitions or investments at this time, other than our planned acquisition of N-FAB. See “Use of proceeds” for additional information.

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read “Risk factors” in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Concentration of Ownership	Upon the completion of this offering (assuming an initial public offering price of $18.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)), our executive officers and directors and stockholders holding more than 5% of our capital stock, and their affiliates, will beneficially own, in the aggregate, approximately 65.1% of our outstanding shares of common stock (61.1% if the underwriters exercise their option to purchase additional shares in full).

Dividend Policy	We currently intend to retain earnings to finance the development and growth of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend policy” for additional information.

Proposed New York Stock Exchange trading symbol	“TRUK”

New Stockholders Agreement	We and entities affiliated with TA Associates intend to enter into the New Stockholders Agreement in connection with this offering. Under our New Stockholders Agreement, TA Associates will have the right to nominate three of the members of our board of directors if TA Associates owns at least 50% or more of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, two members of our board of directors if TA Associates owns between 25% and 50% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares and one member of our board of directors if TA Associates owns between 12.5% and 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares. Our New Stockholders Agreement will also provide that so long as the entities affiliated with TA Associates hold at least 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, we, and our subsidiaries, shall not take certain actions without the approval of at least one director nominated by TA Associates. Accordingly, our New Stockholders Agreement may limit our ability to engage in significant transactions, such as a merger, acquisition or liquidation. Conflicts of interest could arise between us and TA Associates, and any conflict of interest may be resolved in a manner that does not favor us. Any decision that TA Associates may make at some future time regarding their ownership of us will be in their absolute discretion. For more information regarding the New Stockholders Agreement, see “Certain relationships and related party transactions—New Stockholders Agreement” and “Risk factors—Risks related to this offering and ownership of our common stock—Concentration of ownership among a small group of investors and their affiliates and our New Stockholders Agreement with TA Associates may prevent new investors from influencing significant corporate decisions.”

Unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering is based on 33,875,980 shares of our common stock outstanding as of September 30, 2015, which assumes the conversion of all outstanding shares of our convertible preferred stock into 32,043,061 shares of common stock (assuming an initial public offering price of $18.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)), which will occur immediately prior to the closing of this offering, and excludes (i) 4,400,000 shares of our common stock reserved for future issuance under our 2015 Stock Option and Incentive Plan, which will become effective upon completion of this offering, (ii) 43,400 shares of our common stock issuable upon exercise of options to purchase shares of our common stock granted after September 30, 2015, with an exercise price of $16.91 per share and (iii) 118,238 shares of our common stock issuable to the sellers of N-FAB upon the closing of the N-FAB acquisition.

Immediately prior to the consummation of this offering, we will convert each outstanding share of (i) our Series A convertible preferred stock into one share of our common stock plus an additional number of shares of common stock determined by dividing the Series A convertible preferred preference amount, which is $11.4286 per Series A convertible preferred share, by the initial public offering price of a share of our common stock in this offering and (ii) our Series A-1 convertible preferred stock into one share of our common stock plus an additional number of shares of common stock determined by dividing the Series A-1 convertible preferred preference amount, which is $14.2857 per Series A-1 convertible preferred share, by the initial public offering price of a share of our common stock in this offering. We refer to the conversion of all of our convertible preferred stock as the “Conversion.”

Assuming an initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, 33,875,980 shares of common stock will be outstanding immediately after the Conversion but before the consummation of this offering. The actual number of shares of common stock that will be issued as a result of the Conversion is subject to change based on the actual initial public offering price.

Because the number of shares of common stock into which a share of convertible preferred stock is convertible will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would have a corresponding impact on the number of outstanding shares of common stock presented in this prospectus after giving effect to this offering and the Conversion. The following number of shares of our common stock would be outstanding immediately after the Conversion but before the consummation of this offering, assuming the initial public offering prices for our common stock shown below:

Initial public offering price	$17.00	$18.00	$19.00
Shares of common stock outstanding	34,608,376	33,875,980	33,220,680

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the closing of this offering;

•

the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 32,043,061 shares of common stock upon the closing of this offering (assuming an initial public offering price of $18.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus));

•	an 8.75-for-1 forward stock split of our common stock that was effected on October 30, 2015; and

•	no exercise by the underwriters of their option to purchase up to 1,666,666 additional shares of common stock from the selling stockholders in this offering.

Summary consolidated financial and other data

The following tables summarize our historical consolidated financial and other data. We have derived the summary statements of income data for the year ended December 31, 2013 and the period from January 1, 2014 to July 28, 2014 for the Predecessor and for the period from July 29, 2014 to December 31, 2014 for the Successor from the audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the summary (1) statements of income data for the period from July 29, 2014 to September 30, 2014 and the nine months ended September 30, 2015 for the Successor and (2) balance sheet data as of September 30, 2015 for the Successor from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The Predecessor and Successor financial data has been prepared on different accounting bases and therefore the sum of the data for the two reporting periods should not be used as an indicator of our full year performance.

Our unaudited interim condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in management’s opinion, all normal recurring adjustments necessary for the fair presentation of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

The unaudited pro forma condensed consolidated statements of income for the fiscal year ended December 31, 2014 and the nine months ended September 30, 2014 and 2015 present our consolidated results of operations giving pro forma effect to the BAK Acquisition on March 12, 2014, the TA Acquisition on July 28, 2014, and the 2015 acquisitions of A.R.E., Auto Customs and RealTruck (collectively, the “2015 Acquisitions”), as if such transactions had occurred on January 1, 2014. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of our Predecessor and Successor entities, as applicable.

The Pro Forma Year Ended December 31, 2014 (Unaudited) and the unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2014 and 2015 are derived from “Unaudited Pro Forma Condensed Consolidated Financial Information” in this prospectus and are included for informational purposes only and do not purport to reflect the results of operations of Truck Hero, Inc. that would have occurred had each of the BAK Acquisition, the TA Acquisition and the 2015 Acquisitions occurred on January 1, 2014. The Pro Forma Year Ended December 31, 2014 (Unaudited) and the unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2014 and 2015 (as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”) contain a variety of adjustments, assumptions and estimates, are subject to numerous other uncertainties and the assumptions and adjustments as described in the notes accompanying the unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus and should not be relied upon as being indicative of our results of operations had the BAK Acquisition, the TA Acquisition and the 2015 Acquisitions occurred on the date assumed.

You should read the following summary consolidated financial and other data in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” “Risk factors,” “Capitalization,” “Unaudited pro forma condensed consolidated financial information” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor		Successor	Successor	Successor
	Year ended December 31, 2013	January 1, 2014 to July 28, 2014	July 29, 2014 to December 31, 2014	July 29, 2014 to September 30, 2014	Nine months ended September 30, 2015
(in thousands, except per share, share and percentage information)

Statement of Income Data:
Net sales	$159,394	$131,249	$117,208	$49,683	$322,989
Gross profit	58,304	47,593	46,138	20,472	111,758
Gross profit percentage	36.6%	36.3%	39.4%	41.2%	34.6%
Income from operations	27,573	8,360	19,244	8,080	42,281
Operating income percentage	17.3%	6.4%	16.4%	16.3%	13.1%

Other income (expense):
Interest expense	(7,019)	(10,065)	(11,441)	(4,687)	(24,075)
Other income (expense)	(198)	251	507	274	(420)

Total other income (expense)	(7,217)	(9,814)	(10,934)	(4,413)	(24,495)

Income before taxes	20,356	(1,454)	8,310	3,667	17,786
Income tax expense (benefit)	6,385	3,005	3,929	688	5,601

Net income	13,971	(4,459)	4,381	2,979	12,185
Net income attributable to non-controlling interest	—	—	—	—	473

Net income (expense) attributable to THI stockholders	13,971	(4,459)	4,381	2,979	11,712

Cash Flow Data:
Cash from operating activities	15,254	10,842	16,273	9,376	27,545
Cash from (used in) investing activities	(26,738)	(126,456)	(610,930)	(609,509)	(71,513)
Cash from financing activities	17,752	110,928	612,261	613,892	49,009

Other Financial Information (Non-GAAP)(1):
Adjusted EBITDA	$37,088	$30,187	$32,581	$14,853	$66,249
Adjusted EBITDA Margin	23.3%	23.0%	27.8%	29.9%	20.5%
Free Cash Flow	$34,168	$28,128	$30,103	$13,796	$60,109
Free Cash Flow Conversion	92.1%	93.2%	92.4%	92.9%	90.7%

(1)	Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion are non-GAAP financial performance measures. See “—Non-GAAP financial measures” below for more information and a reconciliation of Adjusted EBITDA and Free Cash Flow to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

	Pro Forma
	Year ended December 31, 2014	Nine months ended September 30, 2014	Nine months ended September 30, 2015
(in thousands, except per share, share and percentage information)

Statement of Income Data:
Net sales	$436,230	$321,994	$378,391
Gross profit	133,384	98,466	123,252
Gross profit percentage	30.6%	30.6%	32.6%
Income from operations	41,211	30,253	45,483
Operating income percentage	9.4%	9.4%	12.0%

Other income (expense):
Interest expense	(33,078)	(24,831)	(24,597)
Other income (expense)	(3,628)	(3,855)	(388)

Total other income (expense)	(36,706)	(28,686)	(24,985)

Income before taxes	4,505	1,567	20,498
Income tax expense (benefit)	10,444	7,889	5,715

Net income (loss)	(5,939)	(6,322)	14,783
Net income attributable to non-controlling interest	127	282	544

Net income (expense) attributable to THI stockholders	(6,066)	(6,604)	14,239

Other Financial Information (Non-GAAP)(1):
Adjusted EBITDA	$73,905	$55,159	$69,847
Adjusted EBITDA Margin	16.9%	17.1%	18.5%
Free Cash Flow	$67,411	$51,025	$63,214
Free Cash Flow Conversion	91.2%	92.5%	90.5%

(1)	Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion are non-GAAP financial performance measures. See “—Non-GAAP financial measures” below for more information and a reconciliation of Adjusted EBITDA and Free Cash Flow to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

	At September 30, 2015
	Actual	As adjusted(1)	As further adjusted(2)(3)
(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$22,645	$22,645	$22,645
Property and equipment, net	31,747	31,747	31,747
Total assets	848,706	848,706	848,706
Total indebtedness	439,232	439,232	381,036
Total stockholders’ equity	$21,897	$246,009	$330,473

(1)	Reflects (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of September 30, 2015 into an aggregate of 32,043,061 shares of common stock, which conversion will occur immediately prior to the completion of this offering, as if such conversion had occurred on September 30, 2015 (assuming an initial public offering price of $18.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)) and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering.

(2)	Gives effect to the adjustments set forth in footnote (1) above and the sale and issuance by us of 5,555,556 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and the application of the net proceeds received by us from this offering as described in “Use of Proceeds” after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015).

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, total assets and total stockholders’ equity (deficit) on an as further adjusted basis by approximately $5.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015). Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) cash and cash equivalents, total assets and total stockholders’ equity (deficit) on an as further adjusted basis by approximately $16.7 million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015).

Non-GAAP financial measures

Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion

Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion are financial performance measures that are not calculated in accordance with GAAP. We define Adjusted EBITDA as net income adjusted to exclude, when appropriate, interest expense, income tax expense, depreciation, amortization of intangible assets, expenses related to moving operating facilities, expenses related to our predecessor owners (“Kinderhook expenses”), recall expenses, acquisition expenses, equity-based compensation expenses, bank fees and other non-operational items. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by net sales. We define Free Cash Flow as Adjusted EBITDA less the purchase of property and equipment. We define Free Cash Flow Conversion as Free Cash Flow divided by Adjusted EBITDA.

We include Adjusted EBITDA and Adjusted EBITDA Margin in this prospectus because they are important measures upon which our management assesses our operating performance and because we believe including Adjusted EBITDA and Adjusted EBITDA Margin facilitates operating performance comparisons from period-to-period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of depreciation and amortization expense on our fixed assets and the impact of equity-based compensation expense. We include Free Cash Flow and Free Cash Flow Conversion in this prospectus because they are important measures upon which management assesses our operating performance. Because Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion facilitate internal comparisons of our historical operating performance on a more consistent basis, we also use these metrics for business planning purposes, to incentivize and compensate our management personnel, and in evaluating acquisition opportunities. In addition, we believe Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion and similar measures are widely used by investors, securities analysts, ratings agencies and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Our use of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion has limitations as an analytical tool, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures for capital equipment or other contractual commitments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA and Free Cash Flow do not reflect capital expenditure requirements for such replacements;

•	Adjusted EBITDA and Free Cash Flow may not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA and Free Cash Flow do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA and Free Cash Flow and other non-GAAP measures differently, which reduces their usefulness as a comparative measure.

In evaluating our Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion

should not be construed as an inference that our future results will be unaffected by these expenses or any other expenses, whether or not they are unusual or non-recurring items. When evaluating our performance, you should consider Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion alongside other financial performance measures, including our net income and other GAAP results.

The following table presents a reconciliation of Adjusted EBITDA and Free Cash Flow to our net income, the most directly comparable GAAP measure, for each of the periods indicated:

	Predecessor		Successor	Pro forma	Successor	Successor	Pro forma	Pro forma
	Year ended December 31, 2013	January 1, 2014 to July 28, 2014	July 29, 2014 to December 31, 2014	Year ended December 31, 2014	July 29, 2014 to September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014	Nine months ended September 30, 2015
(in thousands, except percentages)

Adjusted EBITDA reconciliation:
Net income	$13,971	$(4,459)	$4,381	$(5,939)	$2,979	$12,185	$(6,322)	$14,783
Depreciation and amortization	5,680	6,151	10,474	29,414	4,088	21,408	21,972	22,928
Interest expense	7,019	10,065	11,441	33,078	4,687	24,075	24,831	24,597
Income taxes	6,385	3,005	3,929	10,444	688	5,601	7,889	5,715

EBITDA	33,055	14,762	30,225	66,997	12,442	63,269	48,370	68,023
Moving costs(1)	195	—	—	—	—	—	—	—
Kinderhook expenses(2)	675	506	—	506	—	—	506	—
Recall expenses(3)	—	350	—	350	—	—	350	—
Acquisition expenses(4)	2,909	5,235	2,461	1,895	2,437	1,625	1,872	—
Equity-based compensation(5)	—	9,479	—	—	—	228	—	228
Bank fees(6)	254	—	—	—	—	33	—	33
Other adjustments(7)	—	(145)	(105)	4,157	(26)	1,094	4,061	1,563

Adjusted EBITDA	$37,088	$30,187	$32,581	$73,905	$14,853	$66,249	$55,159	$69,847
Adjusted EBITDA Margin	23.3%	23.0%	27.8%	16.9%	29.9%	20.5%	17.1%	18.5%
Purchase of property and equipment(8)	(2,920)	(2,059)	(2,478)	(6,494)	(1,057)	(6,140)	(4,134)	(6,633)

Free Cash Flow	34,168	28,128	30,103	67,411	13,796	60,109	51,025	63,214
Free Cash Flow Conversion	92.1%	93.2%	92.4%	91.2%	92.9%	90.7%	92.5%	90.5%

(1)	Represents cost associated with moving the Advantage facility into Extang facility.

(2)	Represents management fees and board of director fees paid to Kinderhook.

(3)	Represents expenses related to the Extang Encore truck bed cover recall.

(4)	Represents expenses related to the acquisition of Retrax on October 11, 2013 and expenses related to the acquisition of BAK on March 12, 2014.

(5)	Represents equity-based compensation related to dividend distributions in the first quarter of 2014 and a stock redemption in the third quarter of 2014. The 2015 amount relates to non-cash executive equity based compensation.

(6)	Represents bank fees related to refinancing costs and annual fees for our Credit Facilities (as defined in “Management’s discussion and analysis of financial condition and results of operations—Credit facilities.”)

(7)	Represents (income) and expense associated with the change in an indemnification asset related to an uncertain tax position, a loss in connection with a disposal of an asset of A.R.E. in 2014 of $4.2 million and a loss in connection with a disposal of an asset and non-operational expenses at RealTruck in 2015 of $0.5 million.

(8)	Represents the purchase of property and equipment and includes cash expenditures for the acquisition of new property and equipment or maintenance of existing property and equipment.

Risk factors

Investing in our common stock involves a high degree of risk. We operate in an industry that involves numerous risks and uncertainties. You should carefully consider the risk factors discussed below, as well as the other information presented herein, as described in “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, in evaluating us, our business and an investment in our common stock. The risks and uncertainties described below may change over time and other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or prospects could be materially and adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

Risks related to our business

Unfavorable economic conditions could have a negative effect on our business, financial condition or results of operations.

Our business depends on general economic and market conditions. A majority of our sales are made to customers who have recently purchased a new or used pickup truck and a high percentage of our sales are discretionary purchases for consumers. Consumers are generally more willing to make discretionary purchases on products such as ours or purchase a new or used pickup truck (on which our products are used) during periods of favorable general economic conditions, stronger consumer confidence and lower fuel prices. Discretionary spending is also affected by many other macroeconomic factors, including interest rates, the availability of consumer credit, taxes and consumer confidence in future economic conditions. During periods of unfavorable economic conditions, weaker consumer confidence or higher fuel prices, consumer discretionary spending could be reduced, which in turn could reduce our product sales and sales of new and used pickup trucks (on which our products are used) and have a negative effect on our business, financial condition or results of operations.

In addition, there could also be a number of secondary effects resulting from an economic downturn, such as: insolvency of our suppliers resulting in product delays, an inability of our customers to obtain credit to finance purchases of our products or a desire of our customers to delay payment to us for the purchase of our products. Any of these effects could negatively affect our business, financial condition or results of operations.

If we are unable to respond effectively to changes in market trends and consumer preferences, our market share, net sales and profitability could be adversely affected.

In order to meet the demands of the marketplace, we are focused on product innovation and continual product evolution. We introduce numerous new products each year. Approximately one-quarter of our 2014 truck bed cover net sales, before giving effect to the 2015 Acquisitions, were from products developed over the past five years, and we have launched 57 new products since the start of 2014. We may not be able to compete as effectively with our competitors, and ultimately satisfy the needs and preferences of our customers and the end users of our products, unless we can continue to enhance existing products and develop new, innovative products in the markets in which we compete. Consumer preferences differ across and within each of our markets and shift over time in response to changing consumer trends in the desired functionality and appearance of products like ours. We may not anticipate or respond to changes in consumer preferences, and even if we do anticipate and respond to such changes, we may not bring to market in a timely manner enhanced or new products that meet these changing preferences. If we fail to anticipate or respond to changes in consumer preferences or fail to bring to market in a timely manner products that satisfy new preferences, while our competitors are able to meet these preferences in a timely manner, our market share and our net sales and profitability could be adversely affected. Furthermore, in order for new products to generate equivalent or greater revenues and margins than their predecessors, they must maintain the same or higher sales volumes with the same or higher pricing or be manufactured at a cost equal to or lower than their predecessors. If our new products are unable to achieve sufficient pricing levels, we are unable to increase our sales volumes to compensate or we are unable to manufacture our products at the same or lower cost, our profitability could decrease.

If we were unable to maintain our network of sales and distribution channels, it could adversely affect our net sales, profitability and the implementation of our growth strategy.

Our position as one of the leading designers, manufacturers and marketers of branded accessories and appearance products for the North American pickup truck market depends on our ability to maintain effective sales and distribution channels in each of the markets in which we operate. We make use of a variety of distribution channels, including installers/retailers, warehouse distributors, online retailers, pickup truck dealerships and pickup truck OEMs. This network of distribution channels enables us to efficiently reach consumers at a variety of points of sale. If we are not able to maintain our sales and distribution channels, we could experience a decline in sales, as well as reduced market share, as consumers may decide to purchase competitor products that are more easily obtainable. The failure to deliver our products to certain warehouse distributors in accordance with our delivery schedules could harm our relationships with these warehouse distributors and may impair our ability to use the distribution channels provided by such warehouse distributors. Consequently, our net sales, profitability and the implementation of our growth strategy could be adversely affected.

We depend on our relationships with warehouse distributors and their ability to sell and service our products. Any disruption in these relationships could harm our sales.

The largest portion of our products are distributed through a relatively concentrated network of approximately 230 warehouse distributors in the United States and Canada that serve as intermediaries between manufacturers and a fragmented base of over 5,000 installers/retailers. Warehouse distributors maintain inventories of a wide range of products that they provide to their customers on an as-needed basis. We have negotiated a preferred distribution agreement with the largest automotive and pickup truck accessory warehouse distributor, Keystone Automotive Operations Inc. (“Keystone”), a subsidiary of LKQ Corporation, that provides us with preferred arrangements for some of our products, among other benefits. We do not have direct control over the management or the business of these warehouse distributors, except indirectly through terms as negotiated in their contracts. Should the terms of doing business with them change, our business may be disrupted, which could have an adverse effect on our business, financial condition and results of operations.

Because the vast majority of our warehouse distributor contracts allow these entities to offer our competitors’ products, our competitors may incentivize our warehouse distributors to favor their products. We do not have long-term contracts with a majority of our warehouse distributors, and our warehouse distributors are not obligated to purchase specified amounts of our products. In fact, all of our warehouse distributors buy from us on a purchase order basis. Consequently, with little or no notice, these warehouse distributors may terminate their relationships with us or materially reduce their purchases of our products. If we were to lose any significant warehouse distributors, for among other reasons that the warehouse distributors acquired or were acquired by a competitor such that they became a direct competitor, then we would need to obtain one or more new warehouse distributors to cover the particular location or product line, which may not be possible on favorable terms or at all.

A portion of our net sales is derived from a few key customers. The loss of any one or more of these customers could have a material adverse effect on our business and financial results.

We have certain key customers and losing their business could have a material adverse effect on our net sales. Specifically, we had one customer, Keystone, which accounted for more than 10% of our Pro Forma Year Ended

December 31, 2014 (Unaudited) net sales, representing approximately 12%. The loss of, or reduction in, orders from any of our most significant customers could have a material adverse effect on our brands, business, financial condition and results of operations. In addition, continued consolidation within the automotive components distribution industry has resulted in an increasingly concentrated retail base. To the extent such consolidation continues to occur, it may adversely affect our relationships with one or more customers.

We depend on relationships with certain OEMs and any changes in our relationships with OEMs could have a material adverse effect on our business and financial results.

We have developed direct relationships and are an approved aftermarket vendor for Chevrolet, Ford, GMC, Nissan, RAM and Toyota through their dealerships and modification center affiliates. While we believe we have strong relationships with these customers there is no guarantee that we will win future business when these OEMs introduce new models. Our products sold in this channel are marketed under our brand names and under private label OEM names to consumers through pickup truck dealerships or are added to new special-edition vehicles at OEM-approved modification centers. Our products sold in this channel must meet OEM-level quality standards. If our products fail to meet the OEM-level quality standards or these OEMs reduce the business they do with us, our business may suffer.

Many of the markets we serve are highly competitive, which could limit the volume of products that we sell and reduce our operating margins.

Many of our products are sold in competitive markets. Our products generally compete on the basis of product performance, brand recognition, price, value, quality or other benefits to consumers. Our competitors have attempted in the past, and may attempt in the future, to gain market share by offering products at prices at or below those typically offered by us. For example, we face the risk of lower-cost foreign manufacturers located in China, Southeast Asia, India and other regions competing in the markets for our products, and as a result, the volume of products that we sell may decrease, reducing our operating margins. Additionally, we could face competition from well-capitalized new entrants into the market. We may not be able to compete successfully against current and future competitors and competitive pressures we face may have a material adverse effect on our business, financial condition and results of operations. Our competitors’ new products may reach the market before our products, be more effective and/or less expensive than our products, obtain better market acceptance or render our products obsolete. In addition, our competitors could develop an unforeseen and entirely new product or technology that renders our products less desirable or obsolete, which could negatively affect our business, financial condition or results of operations.

Product development requires significant financial investment.

The development of our products requires significant financial, technological and other resources. While we expended approximately $2.1 million and $3.2 million for our research and development efforts in 2013 and 2014, respectively, this level of investment in research and development may not be sufficient in the future to maintain our competitive advantage in product innovation, which could cause our business, financial condition or results of operations to suffer. Product improvements and new product introductions require significant planning, design, development and testing at the technological, product and manufacturing process levels, and we may experience unanticipated delays in our introduction of product improvements or new products. Any new products that we develop may not receive market acceptance or otherwise generate any meaningful sales or profits for us relative to our expectations.

Increases in the prices of aluminum, polypropylene, fabrics, vinyl, ABS resin, plastics and other raw materials, as well as the cost of labor may increase our cost of goods sold.

We are exposed to fluctuation in the market price of certain commodities, particularly aluminum, polypropylene, acrylonitrile butadiene styrene (“ABS”) resin, fabrics, vinyl, and plastics, each of which are used in our production and in the manufacturing of certain products and sourced from third-party suppliers. Any increase in such prices may impact the price for which we purchase our products as well as costs of manufacturing and our cost of goods sold. Our costs for raw materials are affected by, among other things, weather, consumer demand, speculation on the commodities market, and other factors that are generally unpredictable and beyond our control. Generally, our pricing arrangements with suppliers are not long-term and thus do not lock in prices for many years. Prices for these products fluctuate with market conditions. We may from time to time enter into contracts designed to mitigate our exposure to price fluctuations. While these agreements may lessen the impact of rising prices, they may not fully protect us from these risks. We may be unable to completely offset the impact with price increases on a timely basis and our financial performance may be adversely impacted by further price increases. A failure by our suppliers to continue to supply us with certain raw materials or component parts on commercially reasonable terms, or at all, could have a material adverse effect on us. In addition, for some goods, we have a single source supplier. For example, Borealis AG is our sole supplier of polypropylene, which we use in manufacturing bed liners and other products. We may be adversely affected if those suppliers face financial, legal or operation problems, labor disruptions, increasing prices, reductions in quality or difficulties in timely delivery. These factors may result in our losing business and may affect our ability to source materials to produce our products in time, at a reasonable price, and deliver them to our customers. If we need to source production inputs from another supplier it may cause transitional difficulties, and there is no guarantee that we could engage another supplier on similar pricing terms or at all.

High fuel prices could have a negative effect on the sale or use of pickup trucks that use our products.

Gasoline or diesel fuel is required for the operation of pickup trucks that use our products. The prices of or taxes on gasoline or diesel fuel have fluctuated significantly in the past and may significantly increase in the future. Substantial increases in the price of fuel could have a material adverse effect on our sales since sales of our products are typically correlated in part to consumers’ spending toward and use of pickup trucks.

Rising costs from our third-party suppliers may compel us to increase our pricing or to take actions to reduce our manufacturing costs, either of which could adversely affect our net sales and profitability.

Certain suppliers have increased their prices in recent years in response to rising costs in their own businesses that they are seeking to pass along to us. In the future, we expect that costs for our suppliers will continue to increase (particularly labor costs) and, as a result, it may become increasingly difficult for us to maintain the product margins that we achieved in previous years if we continue to buy from these suppliers. In order to maintain our current margins, we may be required either to increase our pricing to our customers or to take actions to reduce our manufacturing costs. If we increase our price points, we could lose market share if our competitors are able to maintain theirs. On the other hand, as we seek out new suppliers with lower costs, it may be difficult to find suppliers that meet our requirements, in terms of quality, capacity, compliance standards and/or technical capability, which could affect our ability to meet customer demand. In either instance, our business and results of operations could be adversely affected.

A significant disruption in the operations of our manufacturing facilities could have a negative effect on our business, financial condition or results of operations.

We have manufacturing facilities located across the United States. Equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service disruptions, curtailments or shutdowns. In the event of a stoppage in production, or a slow-down in production due to high employee turn-over or a labor dispute at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control including severe weather issues, delivery times to our customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations, expose us to damage claims from our customers or damage our brand and, in turn, negatively affect our business, financial condition or results of operations.

Product recalls, and significant product warranty or repair and replacement costs and claims in the future could have, an adverse impact on our business.

Unless otherwise required by law, we provide limited warranties on our products that can range from one year to the lifetime of the product. Our warranties begin on the date the product is originally purchased by a consumer from one of our customers or directly from us. In the ordinary course of business, we incur warranty costs and reserve against such costs in our financial statements. However, there is risk that we could experience higher than expected warranty costs.

In December 2013, we conducted a voluntary safety recall with the National Highway Traffic Safety Administration of one of our products, the Extang Encore truck bed cover. Through September 30, 2015, we have spent approximately $350,000 in connection with this recall, which is still pending, and is expected to be substantially completed by the end of 2015. In the future, we may be required by regulators to conduct, or may voluntarily choose to execute, recalls involving our products or components if any prove to be defective. To preserve our customer relationships and protect our brand reputation, we may elect to conduct a voluntary recall should an issue arise with one of our products that is not covered by our warranties. In addition to the direct costs of any claim or product recall, any such claim or recall could adversely affect our brand image and have a negative effect on our business, financial condition or results of operations.

The quality and performance of our products are, in part, dependent on the quality of the component parts that we obtain from various suppliers, which makes us susceptible to performance issues that could materially and adversely affect our business, reputation and financial results.

The successful performance of our products are dependent, in part, upon the quality and performance of key components, such as aluminum clamps and plastic hinges. These and other product parts and components may have performance issues from time to time, and the warranties provided by our suppliers may not always cover the potential performance issues or may not provide full coverage to support our warranty obligations to our customers. Even when a performance issue is fully covered, our suppliers may not have financial ability to support their warranties. If a particular component is defective or of poor quality, our entire product may be affected. We may face disputes with our suppliers with respect to these performance issues and they may deny their warranty obligations to us, and our customers could claim damages as a result of such performance issues. Any such issues with the performance of our products could have a material adverse effect on our business, reputation and financial results.

In the ordinary course of business, we may be subject to product liability claims and lawsuits, including potential consumer class actions, alleging that our products have resulted in or could result in economic losses or unsafe condition or injury.

We may be required to pay for economic losses or injuries to our customers or third parties purportedly caused by our products. Claims could be based on allegations that, among other things, our products contain design or manufacturing defects or provide inadequate instructions regarding their use. Product liability claims could result in negative publicity that could harm our sales, reputation, value of our brands and operating results. Although we maintain product liability insurance coverage, potential product liability claims may exceed the amount of insurance coverage or certain product liability claims may be excluded under the terms of the policy. We also could be subject to consumer class action claims or regulatory actions due to alleged misrepresentations in product advertising. Any product liability or advertising claim brought against us, with or without merit, could be costly to defend and could result in an increase of our insurance premiums. Our other business activities may also expose us to litigation risks, including risks that may not be covered by insurance. If successful claims are asserted by third parties against us for uninsured liabilities or liabilities in excess of applicable insured limits of coverage, our business, financial condition and results of operations may be adversely affected. Additionally, our products may be associated with competitor products or other products in the same category, which may be alleged to have caused harm to consumers. As a result of this association, we may be named in legal actions. The potential costs of defense may materially affect our business, financial condition and results of operations in future periods.

Harm to our reputation or the reputation of one or more of our leading brands could have an adverse effect on our business.

We believe that maintaining and developing our brand names are critical to our success and that the importance of brand recognition increases as competitors offer products similar to our products. We devote significant time and incur substantial marketing and promotional expenditures to create and maintain brand loyalty as well as increase brand awareness of our products. Adverse publicity about us or our brands, including product safety or quality or similar concerns, whether real or perceived, could harm our image or that of our brands and result in an adverse effect on our business, as well as require resources to rebuild our reputation.

Our reputation, ability to do business, and results of operations may be impaired by improper conduct by any of our employees, agents or business partners.

Our internal controls and compliance systems may not protect us from acts committed by our employees, agents, or business partners that would violate U.S. and/or non-U.S. laws. We do not control our suppliers, warehouse distributors, pickup truck dealership customers, OEMs, or other business partners, and we do not require them to comply with a formal code of conduct. Their violation of labor, environmental or other laws, or a failure of these parties to follow generally accepted ethical business practices, could create negative publicity and harm our reputation. Other consumer products companies have faced significant criticism for the actions of their business partners, and we could face such problems ourselves. Any of these events could reduce demand for our products, harm our ability to meet demand or harm our reputation, brand image, business, financial condition or results of operations.

If we inaccurately forecast demand for our products, we may manufacture insufficient or excess quantities or our manufacturing costs could increase, which could adversely affect our business.

We plan our manufacturing capacity based upon the forecasted demand for our products. We forecast demand for our products through our annual budget process. If actual demand for our products exceeds forecasted demand, we may not be able to fulfill orders and the margins on our incremental sales in excess of anticipated sales may be lower due to temporary higher costs, which could result in a decrease in our overall margins. We may be unable to hire additional labor rapidly enough to capture market demand when product demand exceeds forecasts. If actual demand is less than the forecasted demand for our products and we have already committed to fixed costs such as the purchase materials in support of forecasted demand or capital expenditures to expand our facilities, our profitability could suffer. In addition, if we incorrectly forecast demand we may face capacity constraints in our manufacturing plants and within our supply chain, or incur increased material costs, increased freight costs and additional overtime, all of which in turn could adversely impact our cost of goods sold and our gross margin. In summary, either excess or insufficient production due to inaccurate forecasting could have a negative effect on our business, financial condition or results of operations.

We may not be able to attract and retain a sufficient number of skilled workers, which could have a material adverse effect on our business.

Our continued success depends on our ability to attract and retain qualified personnel in all areas of our business. We require a substantial number of employees and can experience high employee turnover. We compete with other businesses in our market to attract and retain qualified employees. A tight labor market, increased overtime and a higher full-time employee ratio may cause labor costs to increase. A shortage of qualified employees may require us to enhance wage and benefits packages in order to compete effectively in the hiring and retention of qualified employees, to hire more expensive temporary employees or to reduce manufacturing hours. Our labor costs may increase and such increases may not be recovered through increased prices charged to customers. In addition, we expect increases in payroll expenses as a result of federal and state mandated increases in the minimum wage, and we cannot assure you that there will not be material increases in the future. The demand for skilled workers is high, and the supply is limited. A significant increase in the wages paid by competing employers or the unionization of groups of our employees could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both.

We may be subject to unionization and work stoppages at our facilities or our customers may be subject to work stoppages, which could seriously impact the profitability of our business.

We are not aware of any present active union organizing drives at any of our facilities but such unionization efforts could commence at any time. We cannot predict the impact that any unionization would have on our workplace. Some of our direct or indirect customers and suppliers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers or our suppliers could result in slowdowns or closures of their operations, which could harm our supply chain or sales. In addition, organizations responsible for shipping our customers’ products may be impacted by occasional strikes or other activity. Any interruption in the delivery of our customers’ products could also reduce demand for our products over the longer term and could have a material adverse effect on us.

We are subject to certain safety and labor risks in our manufacturing and in the testing of our products.

We employ approximately 2,000 full-time and part-time employees, a large percentage of which work at our manufacturing facilities. Our business involves complex manufacturing processes that can be dangerous to our employees. Although we employ safety procedures in the design and operation of our facilities, there is a risk that an accident or death could occur in one of our facilities. Also, prior to the introduction of new products, our employees test the products under rigorous conditions, which involve the risk of injury or death. Any accident could result in manufacturing or product delays, which could negatively affect our business, financial condition or results of operations. The outcome of litigation is difficult to assess or quantify and the cost to defend litigation can be significant. As a result, the costs to defend any action or the potential liability resulting from any such accident or death or arising out of any other litigation, and any negative publicity associated therewith, could have a negative effect on our business, financial condition or results of operations.

We may not be able to sustain our past growth or successfully implement our growth strategy, which may have a negative effect on our business, financial condition or results of operations.

Our future growth will depend upon various factors, including the strength of our brand image, our ability to continue to produce innovative products, consumer acceptance of our products, competitive conditions in the marketplace and the continued growth of the pickup truck markets into which we sell our products. If we are unable to sustain our past growth or successfully implement our growth strategy, our business, financial condition or results of operations could be negatively affected.

We have grown, and may grow in the future, through acquisitions. Acquisitions involve risks and we may not be able to effectively integrate businesses we acquire, and we may not be able to identify or consummate any future acquisitions on favorable terms, or at all.

Since 2007, we have achieved growth due in part to our ability to successfully acquire and integrate complementary businesses. Acquisitions may continue to play a role in our future growth. Any future acquisitions that we might make, however, are subject to various risks and uncertainties, including:

•	the inability to integrate effectively the operations, products, technologies and personnel of the acquired companies (some of which may be located in different geographic regions);

•	the potential disruption of our existing business and diversion of management’s attention from day-to-day operations;

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the inability to maintain uniform standards, controls, procedures and policies or correct deficient standards, controls, procedures and policies, including internal controls and procedures with respect to financial reporting, that are compatible with our policies and procedures and that are sufficient to satisfy regulatory requirements of a public company in the United States;

•	the accuracy of financial records of acquired companies and the application of accounting standards by acquired companies;

•	the possibility that audits of our financial statements for periods following an acquisition could result in changes to accounting items or policies of an acquired business;

•	the assumption of litigation, environmental, product liability, regulatory or other contingent obligations that were not anticipated at the time of the acquisitions;

•	the need or obligation to divest portions of the acquired companies; and

•	the potential impairment of relationships with customers.

Also, the integration of any newly acquired businesses may not achieve any anticipated cost savings or operating synergies, and we may not be able to effectively manage our operations at an increased scale of operations resulting from such acquisitions. We may also expand into new product categories that are not successful, which could harm our business. In addition, we may not be able to identify or consummate any future acquisitions on favorable terms, or at all. We may have limited opportunities to acquire businesses that we believe will enhance our product lines or our business.

Completion of the N-FAB acquisition is subject to conditions and if these conditions are not satisfied or waived, the acquisition may not be completed.

N-FAB’s and our obligations under the Acquisition Agreement are subject to the satisfaction or waiver of a number of closing conditions. If the closing conditions are not waived or satisfied within 90 days following the date of the Acquisition Agreement, any non-breaching party may terminate the Acquisition Agreement.

The failure to satisfy all of the required conditions could delay the completion of the acquisition for a significant period of time or prevent it from occurring. Any delay in completing the acquisition could prevent us from realizing some or all of the benefits that we expect to achieve if the acquisition is successfully completed within its expected timeframe. There can be no assurance that the conditions to the closing of the acquisition will be satisfied or waived, or that the acquisition will be completed. The market price for our stock may reflect an assumption that the pending acquisition will occur, and the failure to complete, or any significant delay in completing, the acquisition could result in a decline in our stock price after this offering.

If our goodwill and other intangibles become impaired, we may be required to record a significant charge to earnings.

We have a significant amount of goodwill and other intangibles. Our goodwill and other intangible asset balances as of September 30, 2015 were approximately $344.0 million and $367.5 million, respectively. We test goodwill at least annually or more frequently if indicators of impairment exist. Such assets are considered to be impaired when the carrying value of an intangible asset exceeds its estimated fair value. No impairment losses have been recorded in the consolidated financial statements included elsewhere in this prospectus. However, an impairment of a significant portion of our goodwill could materially adversely affect our financial condition and results of operations.

We are dependent upon existing members of senior management to implement key elements in our strategy for growth, and the failure to retain them or to attract appropriately qualified new personnel could affect our ability to implement these strategies successfully, which could adversely affect profitability and financial performance.

The successful implementation of our growth strategy is highly dependent on our ability to retain our highly experienced senior management team and on our ability to attract appropriately qualified new personnel. Our senior management team has an average of 11 years of industry experience and 20 years of executive experience. Our Chief Executive Officer, William J. Reminder, and Chief Operating Officer, Kelly Kneifl, are founding employees of THI who served as chief executives of our predecessor companies, Extang Corporation and TruXedo, Inc. respectively. Furthermore, management owns a significant stake in Truck Hero, Inc. The loss of any member of our senior management team could hinder our ability to implement our growth strategies effectively. Moreover, if we are unable to attract appropriately qualified new personnel as we expand over the next few years, the existing management team may not be successful in implementing our growth strategies. In either instance our financial performance could be adversely affected.

We rely on increasingly complex information systems for management of our manufacturing, distribution, sales and other functions. If our information systems fail to perform these functions adequately or if we experience an interruption in our operations, our business could suffer.

We rely extensively on information technology systems, some of which are managed by third-party service providers, in order to conduct business. These systems may include, but are not limited to, programs and processes relating to communicating internally and externally with other parties, ordering and managing materials from suppliers, marketing and sales processing, converting materials to finished products, shipping products to customers, processing transactions, summarizing and reporting results of operations, complying with regulatory, legal or tax requirements and other processes involved in managing the business. We have evaluated our information technology systems, focusing on our current and long-term need to continue to support our future growth plans, and have determined that additional investments will be needed to support future growth. We are implementing hardware, software and operating systems, in order to support our existing operations and future growth. If our future technology systems and processes do not adequately support the future growth of our business, do not meet the needs of our customers or we suffer an ineffective or excessively expensive implementation, our business may be adversely impacted. Although we have network security measures in place, the systems may be vulnerable to computer viruses, security breaches, and other similar disruptions from unauthorized users. While we will have business continuity plans in place, if the systems are damaged or cease to function properly due to any number of causes, including catastrophic events, power outages, security breaches or other similar events, and if the business continuity plans do not effectively resolve such issues on a timely basis, we may suffer interruptions in the ability to manage or conduct business, which may adversely impact our business.

Significant risks in our information systems could adversely affect our results.

When reporting our financial results we rely heavily on the accuracy of the data we receive from multiple information systems. As our operations have grown, our information technology controls have not been developed and implemented across the company. As a result, there are significant risks related to the financial information stored and organized on our information systems. These risks include but are not limited to:

•	risk of direct manipulation of financially significant information systems through one our databases or source code;

•	risk of inappropriate access to financially significant information systems;

•	risk of segregation of duties not being present in financially significant information systems;

•	risk of data loss through ineffective backup controls;

•	risk of inappropriate access to financially significant files on our networks; and

•	risk of applying untested and unmonitored controls to financially significant information systems.

Each of these risks could cause us to misstate financial information, cause delays in our public reporting, or negatively impact our results.

We may not successfully develop and implement a new information technology infrastructure, which may prove costly.

Over the next two to three years, we will make sizable investments in information technology systems to adequately support our future growth plans. Although difficult to estimate, the investment could cost as much as $10 million over the next three years. However, if our future technology systems and processes do not adequately support the future growth of our business, we suffer inadequate or ineffective infrastructure changes, or its costs are excessively expensive, our business may be adversely impacted.

Breaches of security, unauthorized access to or disclosure of confidential information, disruption, including distributed denial of service (“DDoS”) attacks or the perception that confidential information is not secure, could result in a material loss of business, substantial legal liability or significant harm to our reputation.

Our subsidiaries, Auto Customs and RealTruck operate retail websites and receive, retain and transmit certain sensitive personal information that our customers provide to purchase products, register on our websites or otherwise communicate to us, including financial information and personally identifiable information. This data is often accessed through secure transmissions over public and private networks, including the internet. We cannot assure you that systems that access our services and databases will not be compromised or disrupted, whether as a result of criminal conduct, DDoS attacks or other advanced persistent attacks by malicious actors, including hackers, nation states and criminals, breaches due to employee error or malfeasance, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The increasing costs associated with implementation and on-going operation of our information security systems, such as increased investment in technology (including data privacy and data security technology), the costs of compliance with privacy and information security laws, and costs resulting from potential data loss, could adversely impact our business. Also, a compromise of our data security systems or those of businesses we interact with that results in information related to our customers, employees or business being obtained by unauthorized persons could disrupt our operations, harm our brand and reputation, result in a loss of consumer confidence in us, and expose us to regulatory actions and claims from customers, financial institutions, payment card associations and other persons, any of which could adversely affect our business, financial condition and results of operations. In addition, a security breach could require us to expend additional resources related to the security of information systems and disrupt our business.

If we are unable to enforce our intellectual property rights, our reputation and sales could be adversely affected.

In order to protect our designs, we have developed a significant portfolio of intellectual property that includes more than 60 U.S. patents covering our technical innovations. While we believe that our patents, trademarks and other intellectual property have significant value, it is uncertain that this intellectual property or any intellectual property acquired or developed by us in the future will provide a meaningful competitive advantage. When appropriate, we may from time to time assert our rights against those who infringe on our patents, trademarks and trade dress. We may not, however, be successful in enforcing our patents with respect to our product designs, and third parties may seek to oppose or challenge our patents registrations. Further, these legal efforts may not be successful in reducing sales of products by those infringing. In addition, our pending patent applications may not result in the issuance of patents, and even issued patents may be contested, circumvented or invalidated and may not provide us with proprietary protection or competitive advantages. If our efforts to protect our intellectual property are unsuccessful, or if a third party misappropriates our rights, this may adversely affect our business, financial condition or results of operations. Additionally, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States, and it may be more difficult for us to successfully challenge infringers.

We may face design limitations or liability associated with the use of products for which patent ownership or other intellectual property rights are claimed.

From time to time we are subject to claims or inquiries regarding alleged unauthorized use of a third party’s intellectual property and cannot be certain that the conduct of our business does not and will not infringe the intellectual property rights of others. An adverse outcome in any intellectual property litigation could subject us to significant liabilities to third parties, require us to license technology or other intellectual property rights from others, require us to comply with injunctions to cease marketing or using certain products or brands, or require us to redesign, re-engineer, or re-brand certain products or packaging, any of which could affect our business, financial condition and operating results. Third-party intellectual property rights may also make it more difficult or expensive for us to meet market demand for particular product or design innovations. If we are required to seek licenses under patents or other intellectual property rights of others, we may not be able to acquire these licenses on acceptable terms, if at all. In addition, the cost of responding to an intellectual property infringement claim, in terms of legal fees and expenses and the diversion of management resources, whether or not the claim is valid, could have a material adverse effect on our business, results of operations and financial condition.

Our substantial debt could adversely affect our financial health and ability to obtain financing in the future and to react to changes in our business, and our inability to access liquidity or capital markets could adversely affect our business, results of operations, financial position or cash flows.

As of September 30, 2015, we had approximately $449.4 million aggregate principal amount of debt outstanding under our credit facilities and approximately $14.3 million of undrawn availability under our revolving credit facility after giving effect to $0.7 million of letters of credit issued under the revolving credit facility thereunder. See “Management’s discussion and analysis of financial condition and results of operations—Credit facilities.” Our substantial debt could have significant consequences, including:

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a significant portion of our cash flow from operations will need to be dedicated to the payment of principal and interest on our debt, thereby reducing our ability to use that cash flow to fund our operations, capital expenditures and future business opportunities;

•	we may be more vulnerable to adverse economic and general industry conditions, including interest rate fluctuations, because all of our borrowings are at variable rates of interest;

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we may be at a competitive disadvantage compared to our competitors who have less debt or debt at more favorable interest rates and who, as a result, may be better positioned to withstand economic downturns or to finance capital expenditures or acquisitions;

•	we may be unable to make strategic acquisitions or be required to make non-strategic divestitures;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements, or general corporate or other purposes may be limited;

•	it may be more difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on and acceleration of such debt;

•	our costs of borrowing may increase;

•	we may be unable to renew or refinance our debt on terms as favorable as our existing debt or at all; and

•	our flexibility to adjust to changing market conditions and our ability to withstand competitive pressures could be diminished.

We largely depend on cash generated from our existing operations to support our growth, which could strain our cash flow. If we were unable to generate sufficient cash from our existing operations, changes in the credit and capital markets, including market disruptions, limited liquidity and interest rate fluctuations, may increase the cost of financing or restrict the company’s access to this potential source of future liquidity. As a result of occasional instability in the global financial markets, our liquidity may be affected or our capital resources may not be sufficient to satisfy our liquidity needs. Although we believe that our existing cash and cash equivalents, cash provided by operations and available borrowings under our existing credit facilities will be adequate to satisfy our capital needs for the next 12 months, any renewed tightening of the credit markets could make it more difficult for us to access funds, enter into an agreement for new indebtedness or obtain funding through the issuance of our securities. Our credit facilities also have financial covenants which, if not met, may further impede our ability to access funds under such facilities.

In addition, we may generally maintain significant amounts of cash and cash equivalents on deposit at FDIC-insured financial institutions that are in excess of federally-insured limits. Since the deposit insurance provision of the Dodd-Frank Wall Street Reform Act (the “Dodd-Frank Act”) expired on December 31, 2012, we cannot be assured that we will not experience losses with respect to cash on deposit in excess of federally-insured limits.

The terms of our credit facilities may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

We are a holding company and our credit facility agreements are directly between our wholly-owned subsidiaries and the relevant banking institutions. Our credit facilities contain, and any additional debt financing we may incur would likely contain, covenants requiring us to maintain or adhere to certain covenants that restrict our operations, which include limitations on our ability to, among other things: incur additional indebtedness; create liens on property; engage in mergers, consolidations and other fundamental changes; dispose of assets; make investments, loans or advances; make certain acquisitions; engage in certain transactions with affiliates; declare or pay dividends on, or repurchase, our stock; and change our lines of business or fiscal year. Additionally, the ability of our subsidiaries to pay upstream dividends and make other distributions to us is subject to certain covenants and limitations pursuant to our credit facilities.

Complying with these covenants could adversely affect our ability to respond to changes in our business and manage our operations. In addition, these covenants could affect our ability to invest capital in new businesses and fund capital expenditures for existing businesses. Our ability to comply with these covenants and other provisions in our credit facilities and any future credit facilities or debt instruments may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. A failure by us to comply with the restrictive covenants and any financial ratios contained in our credit facilities and any future credit facilities or debt instruments could result in an event of default. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in our credit facilities and any future credit facilities or debt instruments. In addition, if we are in default, we may be unable to borrow additional amounts under any such facilities to the extent that they would otherwise be available and our ability to obtain future financing may also be impacted negatively. If the indebtedness under our credit facilities and any future credit facilities or debt instruments were to be accelerated, it would have a material adverse effect on our future financial condition.

An increase in interest rates would increase the interest costs on our credit facilities and any additional variable rate indebtedness we may incur and could adversely impact our ability to refinance our indebtedness.

Borrowings under our credit facilities are based on floating rates. An increase in interest rates would increase our debt service obligations and therefore reduce cash flow available for other corporate purposes. Further, rising interest rates could limit our ability to refinance our existing indebtedness when it matures and increase interest costs on any indebtedness that is refinanced. We have in the past, and may from time to time in the future enter into agreements such as interest rate swaps or other interest rate hedging contracts. While these agreements may lessen the impact of rising interest rates, hedging transactions may not fully protect us from interest rate risk.

We have significant operating lease obligations and our failure to meet those obligations could adversely affect our financial condition.

We lease many of our operating facilities. Our rental expense in 2014 under these operating leases was approximately $2.0 million. A failure to pay our operating lease obligations would constitute a default allowing the applicable landlord to pursue any remedy available to it under applicable law, which would include taking possession of our property and, in the case of real property, evicting us. Any failure to meet these obligations could have a negative effect upon our business, financial condition or results of operations.

Our healthcare costs for active employees may exceed our projections and may negatively affect our financial results.

We maintain a range of healthcare benefits for our active employees which are subject to various cost-sharing features. If our costs under our benefit programs for active employees exceed our projections, our business and financial results could be materially adversely affected. Additionally, foreign competitors and many domestic competitors provide fewer benefits to their employees, and this difference in cost could adversely impact our competitive position. In addition, our business has been and will continue to be affected by changes in health care laws, including without limitation, the Patient Protection and Affordable Care Act (“ACA”), which was enacted in March 2010 and whose legality was recently upheld by the U.S. Supreme Court. ACA is changing how health care services are covered, delivered and reimbursed through expanded coverage of individuals, changes in Medicare program spending and insurance market reforms. The ACA, along with possible other related changes at the state level, will affect both public programs and privately-financed health insurance arrangements. Both the new federal law and the state proposals will increase the number of insured persons by expanding the eligibility levels for public programs and compelling individuals and employers to purchase health coverage. Complying with the ACA has forced us to incur greater healthcare costs, and we cannot predict how our business will be affected by the full implementation of these and future actions. The ACA, in connection with state initiatives, may increase our costs, decrease our revenues, expose us to expanded liability or require us to revise the ways in which we conduct our business, any of which could adversely affect our operating results and financial condition. Additionally, if any other employee benefit costs, such as workers’ compensation costs increase, our financial results may be negatively affected.

New laws, regulations or rules or changes in existing laws, regulations or rules could negatively affect our business.

Generally, the manufacturing, packaging, storage, distribution, advertising and labeling of our products and our business operations all must comply with extensive federal, state and foreign laws and regulations and consumer protection laws. Governmental regulations also affect taxes and levies, capital markets, healthcare costs, energy usage, international trade, immigration and other labor issues, all of which may have a direct or indirect negative effect on our business and our customers’ and suppliers’ businesses. We cannot predict the substance or impact of pending or future legislation, regulations or rules, or the application thereof. Changes in these laws, regulations or rules, the interpretation thereof or the introduction of new laws, regulations and rules, could increase the costs of doing business for us or our customers or suppliers or restrict our actions, harm our reputation or distract management, and therefore negatively affect our business, financial condition or results of operations.

We are subject to environmental laws and regulation and potential exposure for environmental costs and liabilities.

Our operations, facilities and properties are subject to a variety of federal, state, local and foreign laws and regulations relating to health, safety and the protection of the environment. These environmental, health and safety laws and regulations include those relating to, among other things, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the environment; and the health and safety of our employees. Specifically, we are subject to environmental laws and regulations related to paint, fiberglass, or ABS resin composite which are used in our truck caps and truck bed covers. Failure to comply with such laws and regulations can result in significant fines, penalties, costs, liabilities or restrictions on operations that could negatively affect our business, financial condition or results of operations.

Our manufacturing operations involve the handling of materials and wastes, some of which are or may be regulated as hazardous substances. We could be subject to requirements related to the remediation of, or the liability for, substances that have been or are released to the environment at properties currently or formerly owned or operated by us, at or from adjacent properties, or at properties to which we send substances for treatment or disposal. Such remediation requirements and liability may be imposed without regard to fault and damage from releases can be substantial.

Additional environmental issues relating to presently known or unknown matters could give rise to investigations, assessments or expenditures. Furthermore, through acquisitions over the years, we have acquired a number of facilities, and we could incur material costs and liabilities relating to activities that predate our ownership. In addition, future events, such as changes in existing laws and regulations or their interpretation could give rise to additional compliance costs, capital expenditures or liabilities. Compliance with more stringent laws or regulations as well as different interpretations of existing laws, more vigorous enforcement by regulators or unanticipated events could require additional expenditures that may materially affect our business, financial condition or results of operations.

Changes in privacy laws, regulations and standards may cause our business to suffer.

Personal privacy and data security have become significant issues in the United States and the framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws and regulations affecting data privacy and the use of the Internet as a commercial medium. Industry organizations also regularly adopt and advocate for new standards in this area. In the United States, these include rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. One example of such self-regulatory standards to which we may be contractually bound is the Payment Card Industry Data Security Standard (“PCI DSS”). To the extent we accept and handle credit card numbers related to our online business, we may be subject to various aspects of the PCI DSS. In the event we fail to be compliant with the PCI DSS, fines and other penalties could result. Further, our customers may require us to comply with more stringent privacy and data security requirements. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business.

Our quarterly results of operations are subject to fluctuations due to the moderate seasonality of our business and other events.

Our business is moderately seasonal. Our sales can be lower during winter months as weather conditions can have an impact on consumer spending on discretionary purchases, like our products. For example, an abnormally wet and/or cold spring throughout North America such as that experienced in 2014 or any sustained period of extreme weather, could negatively impact our sales and financial results.

Fluctuations in foreign currency exchange rates could adversely affect demand for our products.

Foreign currency risk is the risk to our results of operations that arises from fluctuations in foreign currency exchange rates. A large increase in the value of the U.S. dollar relative to foreign currencies, particularly the Canadian dollar, may make our products relatively more expensive in international markets and therefore may decrease the demand and sales of our products internationally. Currently, all of our net sales and costs, including domestic and international, are denominated in U.S. dollars. However, to the extent our sourcing strategy changes or we commence generating net sales outside of the United States and Canada that are denominated in currencies other than the U.S. dollar, our results of operations could be impacted by changes in exchange rates.

We may be increasingly exposed to risks associated with conducting business internationally.

We currently have a small international presence, but we may look to grow in international markets in the future. If we do increase our presence in international markets, we will be exposed to increased risks inherent in conducting business outside of the United States. In addition to foreign currency risks, these risks include:

•	increased difficulty in protecting our intellectual property rights and trade secrets;

•	changes in tax laws and the interpretation of those laws;

•	exposure to local economic conditions;

•	unexpected government action or changes in legal or regulatory requirements;

•	geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war and other political uncertainty;

•	changes in tariffs, quotas, trade barriers and other similar restrictions on sales;

•	the effects of any anti-American sentiments on our brands or sales of our products;

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increased difficulty in ensuring compliance by employees, agents and contractors with our policies as well as with the laws of multiple jurisdictions, including but not limited to the U.S. Foreign Corrupt Practices Act, local international environmental, health and safety laws, and increasingly complex regulations relating to the conduct of international commerce;

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increased difficulty in controlling and monitoring foreign operations from the United States, including increased difficulty in identifying and recruiting qualified personnel for our foreign operations; and

•	increased difficulty in staffing and managing foreign operations or international sales.

Any adverse change in any of these conditions could have a negative effect upon our business, financial conditions or results of operations.

We are subject to taxation risks and could be subject to additional income tax liabilities.

We are subject to income taxes in the United States (federal and state) and Canada. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Our effective tax rates could be adversely affected by a tax authority challenging a position taken by the company, earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, losses incurred in jurisdictions for which we are not able to realize the related tax benefit, entry into new businesses and geographies and changes to our existing businesses, acquisitions (including integrations) and investments, changes in our deferred tax assets and liabilities and their valuation, and changes in the relevant tax, accounting, and other laws, regulations, administrative practices, principles, and interpretations. We are also subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax liabilities against us.

Although we believe our tax estimates are reasonable, the final outcome of any tax audits, investigations, and related litigation could be materially different from our historical income tax provisions and accruals. Developments in an audit, litigation, or the relevant laws, regulations, administrative practices, principles, and interpretations could have a material effect on our operating results or cash flows in the period or periods for which that development occurs, as well as for prior and subsequent periods.

Our business and users may be subject to sales tax and other taxes.

The application of indirect taxes (such as sales and use tax, value-added tax, goods and services tax, business tax and gross receipt tax) to e-commerce businesses and to our customers is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the internet and e-commerce. In many cases, it is not clear how existing statutes apply to the internet or e-commerce. In addition, governments are increasingly looking for ways to increase revenues, which has resulted in discussions about tax reform and other legislative action to increase tax revenues, including through indirect taxes.

Several proposals have been made at the U.S. federal and state and local levels that would impose additional taxes on the sale of goods and services over the internet. These proposals, if adopted, could substantially impair the growth of e-commerce and our brands, and could diminish our opportunity to derive financial benefit from our activities. While the U.S. federal government’s moratorium on state and local taxation of internet access or multiple or discriminatory taxes on e-commerce has been extended through December 2015, this moratorium does not prohibit federal, state or local authorities from collecting taxes on our income or from collecting certain taxes that were in effect prior to the enactment of the moratorium and/or one of its extensions. It is also possible that national legislation may be enacted requiring online retailers with greater than $1 million in sales in a state, but without any physical presence in the state, to begin collecting sales taxes for that state. The enactment of any such state or federal laws may impair the growth of e-commerce and discourage the registration or renewal of domain names for e-commerce.

In certain jurisdictions, we collect and remit indirect taxes. However, tax authorities may raise questions about our obligation to collect and remit such taxes, as well as the proper calculation of such taxes. Should any new taxes become applicable or if the taxes we pay are found to be deficient, our business could be harmed.

A taxing authority may seek to impose a tax collection, reporting or record-keeping obligation on companies that engage in or facilitate e-commerce. Any failure by us to meet these requirements could result in substantial monetary penalties and other sanctions and could harm our business. Taxing authorities may also seek to impose tax collection or reporting obligations based on the location of the product or service being sold or provided in an e-commerce transaction, regardless of where the respective users are located. Some jurisdictions could assert that we are responsible for tax on the underlying goods or services sold on our sites. Imposition of a discriminatory record keeping or tax collecting requirement could decrease seller activity on our sites and would harm our business.

Changes to accounting rules and regulations may adversely affect our results of operations, financial position and cash flows.

Changes to existing accounting rules or regulations may impact our future results of operations. New accounting rules or regulations and varying interpretations of existing accounting rules and regulations have occurred and may occur in the future. For instance, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements in the next few years. If adopted, such a change would require us to record a significant amount of lease-related assets and liabilities on our balance sheet and make other changes to the recording and classification of lease-related expenses in the consolidated statements of operations and cash flows, and may cause the perception that we are more highly leveraged. In addition, as discussed in Note 2 to our consolidated financial statements included elsewhere in this prospectus, accounting authorities issued a new revenue standard during 2014 and we are still evaluating the impact of this new standard. These and other future changes to accounting rules or regulations, or the questioning of current accounting practices, may adversely affect our results of operations, financial position and cash flows.

Acts of terrorism, effects of war, public health, natural disasters, other catastrophes or political unrest could have a material adverse effect on our business.

The threat, or actual acts, of terrorism continue to be a risk to the global economy. Terrorism and potential military responses, political unrest, earthquakes and other natural disasters, pandemics or other health issues have disrupted or could disrupt commerce, impact our ability to operate our businesses in the affected areas or impact our ability to provide critical functions or services necessary to the operation of our business. A disruption of commerce, or an inability to recover critical functions or services from such a disruption, could interfere with the production, shipment or receipt of our merchandise in a timely manner or increase our costs to do so, which could have a material adverse impact on our results of operations, financial position and cash flows. In addition, any of the above disruptions could undermine consumer confidence, which could negatively impact consumer spending, and thus have an adverse effect on our results of operations.

Risks related to this offering and ownership of our common stock

There has been no prior market for our common stock and an active market may not develop or be sustained, and you may not be able to resell your shares at or above the initial public offering price, if at all.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations among the representatives of the underwriters, the selling stockholders and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable, which could adversely affect your ability to sell your shares and could depress the market price of our common stock.

Our stock price may be volatile and may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The stock market in general, and the trading prices of securities of growth companies in particular, have been extremely volatile. Any fluctuations in the price of our common stock may be unrelated to our operating performance. The market price of our common stock could be subject to significant fluctuations in response to many factors, including:

•	actual or anticipated fluctuations in our operating results;

•	the financial guidance we may provide to the public, any changes in this guidance or our failure to meet this guidance;

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failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	ratings changes by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	changes in macroeconomic conditions, pickup truck sales or fuel prices;

•	changes in operating performance and stock market valuations of other companies in our industry or related industries in general;

•	price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	developments or disputes concerning our intellectual property or our products, or third-party proprietary rights;

•	new laws or regulations or new interpretations of existing laws, or regulations applicable to our business;

•	any change in our board of directors or management;

•	sales, or anticipated sales, of shares of our common stock by us or our stockholders;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.

Historically, securities class action litigation has increased following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

We identified two material weaknesses in our internal controls over financial reporting in connection with our 2014 audit and the review of our unaudited financial results as of and for the nine months ended September 30, 2015. If we fail to remediate these material weaknesses and otherwise establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), these material weaknesses could have a material adverse effect on our business and stock price.

In connection with our 2014 audit and the review of our unaudited financial results as of and for the nine months ended September 30, 2015, we identified two material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The first identified material weakness in our internal controls over financial reporting was a weakness in our accounting for complex transactions, including accounting for business combinations, stock-based compensation and uncertain tax positions. The second identified material weakness was a weakness in our information technology systems with respect to financial information and our controls over user access to such systems, segregation of duties, backup controls and change management with respect to such systems. As a result of these material weaknesses, our ability to report our financial results on a timely and accurate basis may be adversely affected and investors may lose confidence in our financial information, which in turn could adversely affect the market price of our common stock.

We are in the process of developing a remediation plan with respect to each of these material weaknesses along with developing and evaluating our other internal controls. We cannot predict the success of our remediation plan or the outcome of our review at this time. During the course of the review we may identify additional control deficiencies, which could give rise to other material weaknesses in addition to the two previously identified.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404, which will require, beginning with our Annual Report on Form 10-K for the year ended December 31, 2016, annual management assessments of the effectiveness of our internal control over financial reporting. Additionally, as of the later of the filing of such Annual Report and the date we are no longer an “emerging growth company” we will require a report by our independent registered public accounting firm that addresses the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404.

Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified executive officers and members of our board, particularly to serve on our audit committee, and make some activities more difficult, time-consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and, when applicable to us, our independent registered public accounting firm may not be able to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot give any assurance as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations.

The unaudited pro forma condensed consolidated financial information included in this prospectus contains financial information that has not been audited or reviewed by an independent registered public accounting firm, and accordingly may differ significantly from the actual consolidated financial information had it been so audited or reviewed.

The unaudited pro forma condensed consolidated financial information presented in this prospectus contains a variety of adjustments, assumptions and estimates, is subject to numerous other uncertainties and the assumptions and adjustments as described in the notes thereto, and should not be relied upon as being indicative of our results of operations had the BAK Acquisition, the TA Acquisition and the 2015 Acquisitions occurred on the date assumed.

In addition, the financial information of THI E-Commerce for the year ended December 31, 2014 and for the period between January 1, 2015 and March 9, 2015 (the date of acquisition), A.R.E. for the period between January 1, 2015 and April 29, 2015 (the date of acquisition), and RealTruck for the year ended December 31, 2014 and period between January 1, 2015 and April 21, 2015 (the date of acquisition) has not been audited or reviewed by an independent registered public accounting firm, but is derived from the pre-acquisition accounting records of such entities. Accordingly, the financial information of THI E-Commerce, A.R.E. and RealTruck for those periods that has been used to calculate the pro forma financial information contained in this prospectus may differ significantly from any actual consolidated financial information had it been audited or reviewed by an independent registered public accounting firm. See “Unaudited pro forma condensed consolidated financial information.”

We will incur significant expenses as a result of being a publicly traded company, and our management will be required to devote substantial time to new compliance matters, which could reduce our earnings or make it more difficult to run our business.

As a public company we expect to incur significant legal, accounting, insurance and other expenses that we do not currently incur as a private company. Compliance with the Sarbanes-Oxley Act of 2002 and the rules implemented by the SEC and the stock exchanges requires changes to our corporate governance practices that did not apply to us before becoming a public company. In addition, the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Our compliance with these laws, rules and regulations has increased, and will continue to increase, our expenses, including legal and accounting costs, and has made, and will continue to make, some of our operations more costly and time consuming. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. In addition, it may also be more difficult for us to find and retain qualified persons to serve on our board of directors or as executive officers and to obtain director and officer liability insurance. Further, any additional expenses in legal, accounting, insurance and other related expenses could reduce our earnings and have a material adverse effect on our financial condition and results of operations. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by whether industry or securities analysts publish research and reports about us, our business, our market or our competitors and, if any analysts do publish such reports, what they publish in those reports. We may not obtain analyst coverage in the future. Any analysts that do cover us may make adverse recommendations regarding our stock, adversely change their recommendations from time to time or provide more favorable relative recommendations about our competitors. If any analyst who may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, or if analysts fail to cover us or publish reports about us at all, we could lose, or never gain, visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Concentration of ownership among a small group of investors and their affiliates and our New Stockholders Agreement with TA Associates may prevent new investors from influencing significant corporate decisions.

Following this offering, TA Associates will own approximately 52.0% of our issued and outstanding common stock, (or 48.8% if the underwriters exercise their option to purchase additional shares in full). As a result, TA Associates has, and will retain, the ability to exercise a significant level of control over the appointment of our management, the entering into of mergers, sales of substantially all of our assets and other significant corporate transactions and amendments to our certificate of incorporation, among other things. This concentration of our ownership may delay or deter possible changes in control of the company, which may reduce the value of an investment in our common stock. The interests of these stockholders could conflict with the interests of other holders of our common stock.

In addition, we and entities affiliated with TA Associates intend to enter into the New Stockholders Agreement in connection with this offering. Under our New Stockholders Agreement, TA Associates will have the right to nominate three of the members of our board of directors if TA Associates owns at least 50% or more of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, two members of our board of directors if TA Associates owns between 25% and 50% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares and one member of our board of directors if TA Associates owns between 12.5% and 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares.

Our New Stockholders Agreement will also provide that so long as the entities affiliated with TA Associates hold at least 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, we, and our subsidiaries, shall not take the following actions (or enter into an agreement to or commit to take such actions) without the approval of at least one director nominated by TA Associates:

•	increase or decrease the authorized number of members of our board of directors;

•	amend our amended and restated certificate of incorporation or amended and restated bylaws or the organizational documents of any of our subsidiaries;

•

issue, create or assume any debt or equity security or debt obligation of the company or any of its subsidiaries or the assets of either, or refinance, repurchase or prepay any security (other than repurchases of our common stock in accordance with agreements previously approved by our board of directors, including at least one director nominated by TA Associates) or debt obligation;

•

pay or declare any dividend or make any distribution on, or repurchase or redeem shares of our common stock (other than repurchases of our common stock in accordance with agreements previously approved by our board of directors, including at least one director nominated by TA Associates);

•

effect any sale, liquidation or dissolution of the company, or sell, transfer or otherwise dispose of any of the material assets or properties of the company or any of its subsidiaries, or merge with or into, or consolidate with, another entity or effect any recapitalization, reorganization, change of form of organization, forward or reverse split, dividend or similar transaction;

•

acquire any corporation, business concern or other material assets or property for consideration in excess of $15,000,000, whether by acquisition of assets, capital stock or otherwise, and whether in consideration of the payment of cash, the issuance of capital stock or otherwise or make any investment in any person or entity in an amount in excess of $15,000,000;

•

hire or terminate any of our executive officers, or enter into, amend or modify, extend or waive or fail to enforce any material term of any employment agreement or material term of employment with any of our executive officers; or

•

take any action to initiate, to cause or that would result in, the voluntary bankruptcy, insolvency, dissolution, liquidation or winding up or termination of the company or any of its subsidiaries (or the business or affairs thereof) or confess judgment against the company or any of its subsidiaries or make an assignment for the benefit of the creditors of all or substantially all of the assets of the company or its subsidiaries.

Accordingly, our New Stockholders Agreement may limit our ability to engage in significant transactions, such as a merger, acquisition or liquidation. Conflicts of interest could arise between us and TA Associates, and any conflict of interest may be resolved in a manner that does not favor us. Any decision that TA Associates may make at some future time regarding their ownership of us will be in their absolute discretion.

In the ordinary course of their business activities, TA Associates and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. TA Associates and its affiliates also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, TA Associates may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share after giving effect to this offering of $28.28 per share as of September 30, 2015, based on an assumed initial public offering price of $18.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma as adjusted net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Future sales, or the perception of future sales, of our common stock by our existing stockholders could depress the market price of our common stock.

The market price for our common stock could decline as a result of the sale of substantial amounts of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale, or the perception in the market that holders of a large number of shares intend to sell their shares. Based on the number of shares outstanding as of September 30, 2015, upon completion of this offering, we will have outstanding approximately 39,431,536 shares of common stock. Of the outstanding shares, 11,111,112 shares sold or issued in this offering (or 12,777,778 shares if the underwriters exercise their option to purchase additional shares) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”) , except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares eligible for future sale.”

The remaining outstanding 28,320,424 shares of our common stock held by our existing stockholders after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and all our existing stockholders, including the selling stockholders, have signed lock-up agreements more fully described in “Underwriting” with the underwriters that will, subject to certain limited exceptions, restrict the sale of the shares of our common stock and certain other securities convertible into or exchangeable or exercisable for shares of our common stock for 180 days following the date of this prospectus. J.P. Morgan Securities LLC may, in its sole discretion and at any time without notice, permit our officers, directors and existing stockholders to sell their shares prior to the expiration of the lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such 28,320,424 shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that TA Associates will be considered an affiliate 180 days after this offering based on their expected share ownership (consisting of 20,509,426 shares), as well as their board nomination rights. Certain other of our stockholders may also be considered affiliates at that time.

Upon completion of this offering, holders of an aggregate of 28,320,424 shares of our common stock as of September 30, 2015 or their transferees, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. Substantially all of these shares are subject to the 180-day contractual lock-up agreements referred to above. In addition, the shares of common stock subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock that may be issued or reserved under our equity incentive plans. See “Shares eligible for future sale” for a more detailed description of sales that may occur in the future.

If a substantial number of shares are sold, or if it is perceived that they will be sold, in the public market before or after the expiration of the 180-day contractual lock-up period, the trading price of our common stock could decline substantially. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Because we do not anticipate paying any dividends on our common stock in the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than the price you paid.

We currently intend to retain our future earnings to support operations and to finance expansion and, therefore, we do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Further, our existing credit facility contains certain limitations on our ability to pay such dividends. In addition, any future financing or credit agreements may prohibit us from paying any type of dividends. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our existing credit facility and other indebtedness we may incur, and such other factors as our board of directors may deem relevant.

As a result, any gain on an investment in shares of our common stock will depend upon any future appreciation in its value. Investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. Investors seeking cash dividends should not purchase our common stock.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations and pay any dividends.

We have no direct operations and no significant assets other than ownership of 100% of the capital stock of our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, and to pay any dividends with respect to our common stock. Legal and contractual restrictions in our credit facilities and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and cash flows.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

In addition to the concentration of ownership described under “—Concentration of ownership among a small group of investors and their affiliates and our New Stockholders Agreement with TA Associates may prevent new investors from influencing significant corporate decisions,” which will limit any attempt to acquire control of our company not supported by these significant stockholders, our certificate of incorporation, bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our organizational documents provide the following:

•	authorize “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of the board, the chief executive officer or the president;

•	prohibit stockholder action by written consent;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that our directors may be removed with or without cause and only by the affirmative vote of 75% or more of the outstanding shares then entitled to vote in the election of directors;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	authorize our board of directors to modify, alter or repeal our amended and restated bylaws; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our charter documents.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we will also be subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware. Section 203 prevents some stockholders holding more than 15% of our voting stock from engaging in certain business combinations unless the business combination or the transaction that resulted in the stockholder becoming an interested stockholder was approved in advance by our board of directors, results in the stockholder holding more than 85% of our voting stock, subject to certain restrictions, or is approved at an annual or special meeting of stockholders by the holders of at least 66 2/3% of our voting stock not held by the stockholder engaging in the transaction. Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder to us or our stockholders, (iii) any action asserting a claim against us or any current or former director, officer, employee or stockholder arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws or (iv) any action asserting a claim against us or any current or former director, officer, employee or stockholder (including any beneficial owner of stock) governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Failure to raise additional equity capital if needed could reduce our ability to compete and could harm our business, while any successful equity financings will result in dilution of our current stockholders’ ownership interests.

We may need to raise additional capital in the future, and we may not be able to obtain additional equity financing on favorable terms, if at all. To the extent that we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. If we need to raise additional capital and to the extent that we cannot raise it on acceptable terms, we may not, among other things, be able to:

•	continue to expand our product development operations and sales and marketing organization;

•	expand operations both organically and through acquisitions; or

•	respond to competitive pressures or unanticipated working capital requirements.

Any one of these factors could materially adversely affect our business, results of operations and financial condition.

Our management will have broad discretion over the use of the net proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion over the use of the net proceeds from this offering. We expect to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to expand our current business through acquisitions of other businesses, products and technologies or investments. We have not entered into any agreements or commitments with respect to any acquisitions or investments at this time. Until we use the net proceeds from this offering, we plan to invest them in short-term investments, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements to obtain a non–binding advisory vote on executive compensation and stockholder approval of any golden parachute arrangements. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer”, with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; or the last day of the fiscal year ending after the fifth anniversary of this public offering.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including net sales, cost of goods sold, gross profit, gross profit percentage, operating expenses, ability to generate positive cash flow and ability to maintain positive net income;

•	changes in fuel prices, consumer confidence, consumer discretionary spending and general economic conditions;

•	our ability to respond effectively to changes in market trends and consumer preferences;

•	our ability to maintain our network of sales and distribution channels;

•	our ability to successfully maintain relationships with key customers and suppliers;

•	competition in our markets and our ability to successfully compete for new and existing customers;

•	our ability to innovate and improve our products to meet customer needs and expectations;

•	the availability and volatility of raw materials and labor;

•	our assumptions regarding product recalls, product liability and warranty claims, taxes, litigation and other contingent liabilities and our ability to manage these risks;

•	our ability to maintain, protect and enhance our intellectual property;

•	our dependence on senior management and ability to attract and retain qualified employees and key personnel;

•	our use of the net proceeds of this offering;

•	our principal stockholders’ ability to exert significant influence over us;

•	the increased expenses and administrative workload associated with being a public company;

•	our ability to remediate the material weaknesses in our internal controls over financial reporting;

•	our substantial indebtedness and the restrictions imposed by our indebtedness on current and future operations; and

•	changes in laws and regulations applicable to our business.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “could,” “would,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “target,” “potential,” “continue,” “likely,” “seek” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

Corporate structure

The diagram below depicts our organizational structure immediately after the consummation of this offering.

Use of proceeds

We estimate that the net proceeds to us from the sale of 5,555,556 shares of common stock in this offering will be approximately $88.0 million based upon an assumed initial public offering price of $18.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015).

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $5.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015). Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $16.7 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015).

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and facilitate our future access to the public equity markets.

We intend to use approximately $57.0 million of the net proceeds that we receive from this offering to repay all of the indebtedness outstanding under our Second Lien Credit Facility, including accrued interest, applicable prepayment premium payments and related costs and expenses. We intend to use approximately $3.0 million of the net proceeds that we receive from this offering to repay a portion of the indebtedness outstanding under the revolving credit facility under our First Lien Credit Facility.

Our First Lien Credit Facility matures on July 28, 2020. Loans under the revolving credit facility of our First Lien Credit Facility bear interest at (i) LIBOR plus 3.0% or (ii) the prime rate plus 4.0%, with a LIBOR rate floor of 1.00% and a prime rate floor of 1-month LIBOR plus 1.00%. Loans under the term loan facility of our First Lien Credit Facility bear interest at (i) LIBOR plus 5.5% or (ii) the prime rate plus 4.5%, with a LIBOR rate floor of 1.00%. On April 24, 2015, we amended our First Lien Credit Facility to increase our borrowings under that facility by $38.0 million and we used the net proceeds from those additional borrowings in connection with the 2015 Acquisitions. Our Second Lien Credit Facility matures on January 28, 2021. Loans under the Second Lien Credit Facility bear interest, at our option, at (i) LIBOR plus 8.75% or (ii) the prime rate plus 7.75%, with a LIBOR rate floor of 1.00% and a prime rate floor of 1-month LIBOR plus 1.00%.

We currently intend to use $28 million of net proceeds that we receive from this offering to pay the applicable cash consideration in connection with our acquisition of N-FAB. We currently intend to use any remaining net proceeds that we receive from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds for future acquisitions or investments, however we have not entered into any agreements or commitments with respect to any acquisitions or investments at this time, other than our planned acquisition of N-FAB.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

Dividend policy

Except as described below, we have not declared or paid a cash dividend on our capital stock. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. The credit agreements governing our Credit Facilities prohibit the payment of any cash dividends without obtaining the prior written consent of the lenders representing a majority of the outstanding principal under the applicable credit agreements.

In March 2014, the Predecessor made a $75.0 million distribution to its stockholders in connection with additional borrowings under the Predecessor’s credit facility.

We do not currently intend to declare or pay any cash dividends in the foreseeable future.

Capitalization

The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2015:

•	on an actual basis;

•

on an as adjusted basis to give effect to (i) the conversion of all outstanding shares of convertible preferred stock as of September 30, 2015 into an aggregate of 32,043,061 shares of common stock (assuming an initial public offering price of $18.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)), which conversion shall occur immediately prior to the completion of this offering, as if such conversion had occurred on September 30, 2015 and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

•

on an as further adjusted basis to give effect to the adjustments above and to (i) the issuance by us of              shares and the sale by us and the selling stockholders of 11,111,112 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus and (ii) the application of the net proceeds received by us from this offering as described under “Use of Proceeds,” after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015).

You should read the following table together with “Summary consolidated financial and other data,” “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Risk factors,” “Description of capital stock,” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2015
	Actual	As adjusted(1)(2)	As further adjusted(1)(2)(3)
(in thousands, except share and per share amounts)	(unaudited)
Cash and cash equivalents	$22,645	$22,645	$22,645

Debt(4)
Revolving facility(5)	15,000	15,000	12,033
First lien facility	377,910	377,910	377,910
Second lien facility(5)	56,500	56,500	—
Unamortized debt discount	(10,178)	(10,178)	(8,907)

Total debt	439,232	439,232	381,036

Convertible preferred stock (Series A and Series A-1), $0.001 par value; 20,195,000 shares authorized and 19,592,342 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted and as further adjusted	224,112	—	—

Stockholders’ equity (deficit):
Non-controlling interest	4,445	4,445	4,445
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, as adjusted and as further adjusted	—	—	—
Common stock, $0.001 par value; 22,820,000 shares authorized, 1,832,919 issued and outstanding, actual; 22,820,000 shares authorized and 33,875,980 shares issued and outstanding, as adjusted; 300,000,000 shares authorized and 39,431,536 shares issued and outstanding, as further adjusted	—	32	38
Additional paid-in capital	1,359	225,439	311,733
Retained earnings(6)	16,093	16,093	14,257

Total stockholders’ equity (deficit)	21,897	246,009	330,473

Total capitalization	$685,241	$685,241	$711,509

(1)	The as adjusted and as further adjusted columns in the table above excludes (i) 4,400,000 shares of our common stock reserved for future issuance under our 2015 Stock Option and Incentive Plan, which will become effective upon completion of this offering, (ii) 43,400 shares of our common stock issuable upon exercise of options to purchase shares of our common stock granted after September 30, 2015, with an exercise price of $16.91 per share and (iii) 118,238 shares of our common stock issuable to the sellers of N-FAB upon the closing of the N-FAB acquisition.

(2)	Assumes the Conversion of all of our convertible preferred stock into common stock at an initial public offering price per share of $18.00 (the midpoint of the estimated price range set forth on the cover page of this prospectus). See “Prospectus summary—The offering” for additional information.

(3)	The as further adjusted information above is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on an as further adjusted basis by approximately $5.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015). Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on an as further adjusted basis by approximately $16.7 million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015).

(4)	As of September 30, 2015, there were $15 million in borrowings under our revolving credit facility and $14.3 million was available for borrowing after taking into account $0.7 million of outstanding letters of credit. Our revolving credit facility matures on July 28, 2020.

(5)	We intend to use approximately $57.0 million of the net proceeds that we receive from this offering to repay all of the indebtedness outstanding under our Second Lien Credit Facility, including accrued interest, applicable prepayment premium payments and related costs and expenses. We intend to use approximately $3.0 million of the net proceeds that we receive from this offering to repay a portion of the indebtedness outstanding under the revolving credit facility under our First Lien Credit Facility.

(6)	The As further adjusted column reflects (i) $1.3 million of unamortized debt discount expensed in connection with the repayment of our Second Lien Credit Facility and (ii) $0.6 million in prepayment premium payments to be paid in connection with the repayment of our Second Lien Credit Facility.

Dilution

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to our existing investors. We calculate net tangible book value per share by dividing the net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of our common stock.

The historical net tangible book value of our common stock as of September 30, 2015 was $(465.4) million, or $(253.92) per share, based on 1,832,919 shares of common stock outstanding as of September 30, 2015.

The pro forma net tangible book value of our common stock as of September 30, 2015 was $(465.4) million, or approximately $(13.74) per share of common stock, based on 33,875,980 shares of our common stock outstanding, after giving effect to the conversion of all 19,592,342 outstanding shares of convertible preferred stock into 32,043,061 shares of common stock immediately prior to the closing of this offering, based on the assumed initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

After giving further effect to our sale of 5,555,556 shares in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015), our pro forma as adjusted net tangible book value as of September 30, 2015 would be $(405.4) million, or $(10.28) per share. This represents an immediate increase in net tangible book value of $3.46 per share to existing stockholders and an immediate dilution in net tangible book value of $28.28 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$18.00
Pro forma net tangible book value per share as of September 30, 2015	$(13.74)
Increase in net tangible book value per share attributable to new investors	3.46

Pro forma as adjusted net tangible book value per share at September 30, 2015 after giving effect to the offering		$(10.28)

Dilution in pro forma as adjusted net tangible book value per share to new investors		$28.28

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) the dilution to new investors by $0.87 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015). Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) the dilution to new investors by $(0.67) per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015).

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2015, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015), at an assumed initial public offering price of $18.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

	Shares purchased		Total consideration		Average price / share
	Number	Percent	Amount	Percent
Existing stockholders	33,875,980	85.9%	$224,243,634	69.2%	$6.62
New investors	5,555,556	14.1	100,000,008	30.8	18.00

Total	39,431,536	100%	$324,243,642	100%	$8.22

The above discussion and tables are based on 33,875,980 shares of common stock issued and outstanding as of September 30, 2015 and also reflects the conversion of all outstanding shares of convertible preferred stock into an aggregate of 32,043,061 shares of common stock (assuming an initial public offering price of $18.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)) immediately prior to the completion of this offering, and excludes (i) 4,400,000 shares of our common stock reserved for future issuance under our 2015 Stock Option and Incentive Plan, which will become effective upon completion of this offering, (ii) 43,400 shares of our common stock issuable upon exercise of options to purchase shares of our common stock granted after September 30, 2015, with an exercise price of $16.91 per share and (iii) 118,238 shares of our common stock issuable to the sellers of N-FAB upon the closing of the N-FAB acquisition.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (excluding $1.7 million of offering expenses paid by us prior to September 30, 2015).

If the underwriters exercise their option to purchase additional shares in full, the number of shares of common stock held by existing stockholders will be reduced to 67.4% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 12,777,778, or 31.1% of the total number of shares of common stock to be outstanding after this offering.

To the extent that outstanding options are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

Unaudited pro forma condensed consolidated financial information

The unaudited pro forma condensed consolidated statements of income for the fiscal year ended December 31, 2014 and the nine months ended September 30, 2014 and 2015 present our consolidated results of operations giving pro forma effect to the BAK Acquisition on March 12, 2014, the TA Acquisition on July 28, 2014, and the 2015 acquisitions (collectively, the “2015 Acquisitions”) of A.R.E. on April 24, 2015, THI E-Commerce (parent of Auto Customs) on March 9, 2015 and RealTruck on April 21, 2015, as if such transactions had occurred on January 1, 2014. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of our Predecessor and Successor entities, as applicable. Our management is continuing to review the amounts and allocations to finalize these amounts with respect to the 2015 Acquisitions. We have a maximum of one year from the date of completion of a transaction to finalize these amounts with respect to such transaction and are therefore continuing to review the valuations and contractual obligations of the 2015 Acquisitions. The unaudited pro forma condensed consolidated financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations of Truck Hero, Inc. that would have occurred had each of the BAK Acquisition, the TA Acquisition and the 2015 Acquisitions occurred on January 1, 2014. The unaudited pro forma consolidated financial information contains a variety of adjustments, assumptions and estimates, is subject to numerous other uncertainties and the assumptions and adjustments as described in the accompanying notes hereto and should not be relied upon as being indicative of our results of operations had the BAK Acquisition, the TA Acquisition and the 2015 Acquisitions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations for any future period or date.

The pro forma adjustments give effect to the following items in connection with the BAK Acquisition, the TA Acquisition and the 2015 Acquisitions:

•	the asset and liability valuations associated with the TA Acquisition and the 2015 Acquisitions;

•	the effect of the incurrence of a $343.5 million First Lien Credit Facility and a $56.5 million Second Lien Credit Facility in connection with the TA Acquisition;

•

the incurrence of an incremental $38.0 million under the First Lien Credit Facility increasing the First Lien Credit Facility to $381.5 million and the incurrence of $20 million borrowing under our revolving facility, each as part of the 2015 Acquisitions;

•	the effect of sales that would have been intercompany eliminations had the 2015 Acquisitions occurred at the beginning of 2014;

•	the acquisition costs associated with the BAK Acquisition, the TA Acquisition and the 2015 Acquisitions;

•	the BAK management fees related to the management agreement that was terminated in conjunction with the BAK Acquisition;

•	the elimination of the non-controlling interest in BAK that existed prior to the acquisition of BAK;

•	the compensation expense of the Predecessor that would not have been incurred if the TA Acquisition occurred at the beginning of the period; and

•	the associated income tax expense effect of the above adjustments.

The unaudited pro forma consolidated financial information does not give effect to the proposed acquisition of N-FAB.

TRUCK HERO, INC.

Unaudited pro forma condensed consolidated statement of income

For the year ended December 31, 2014

	Historical						Pro forma
	Predecessor	Successor	BAK(1)
	January 1, 2014 to July 28, 2014	July 29, 2014 to December 31, 2014	January 1, 2014 to March 12, 2014	2015 Acquired Companies(2)	Pro forma adjustments		Year ending December 31, 2014
(In thousands, except share and per share information)
Net sales	$131,249	$117,208	$11,330	$197,067	$(20,624	)(3)	$436,230
Cost of goods sold	83,656	71,070	7,573	161,171	(20,624	)(3)	302,846

Gross profit	47,593	46,138	3,757	35,896	—		133,384
Selling, general and administrative expenses	39,233	26,894	1,051	29,156	(4,161	)(4)	92,173
Owner’s compensation	—	—	10,218	—	(10,218	)(5)	—

Income from operations	8,360	19,244	(7,512)	6,740	14,379		41,211

Other income (expense):
Interest expense	(10,065)	(11,441)	—	(579)	(10,993	)(6)	(33,078)
Other income (expense)	251	507	(3)	(4,383)	—		(3,628)

Income before taxes	(1,454)	8,310	(7,515)	1,778	3,386		4,505
Income tax expense (benefit)	3,005	3,929	2,200	24	1,286	(7)	10,444

Net income (loss)	(4,459)	4,381	(9,715)	1,754	2,100		(5,939)
Net income (expense) attributable to non-controlling interest	—	—	(720)	127	720	(8)	127

Net income (expense) attributable to THI stockholders	(4,459)	4,381	(8,995)	1,627	1,380		(6,066)

Basic and diluted earnings (loss) per share	$(44,590)	$0.21					$(0.29	)(10)
Basic and diluted weighted-average shares outstanding	100	21,178,814			70,000	(9)	21,248,814	(10)
Supplemental diluted loss per share							$(0.18	)(11)
Supplemental diluted weighted-average shares outstanding							33,699,533	(11)

(1)	The amounts in this column represent the historical results of operations for BAK for the period from January 1, 2014 to March 12, 2014. The Predecessor acquired all of the issued and outstanding capital stock and other equity interests of BAK on March 12, 2014. The results of operations of BAK for all periods subsequent to March 12, 2014 are included within the Predecessor and Successor consolidated historical results of operations, as applicable.

(2)	The amounts in this column represent the historical results of operations of THI E-commerce, RealTruck and A.R.E. (the “2015 Acquired Companies”) for the full year ended December 31, 2014. As each of the acquisitions occurred subsequent to December 31, 2014, no portion of the 2015 Acquisitions are included within the Predecessor and Successor consolidated historical results of operations in 2014. Certain items have been reclassified to conform with the company’s financial statement presentation.

(3)	This adjustment reflects sales between the Predecessor or Successor and the companies acquired in the 2015 Acquisitions. Such sales would have represented intercompany eliminations had the 2015 Acquisitions occurred at the beginning of the period.

(4)	This adjustment reflects $11.1 million of incremental amortization expense associated with the allocation of purchase price to finite-lived identifiable intangible assets consisting of customer relationships, technology and trade names. This adjustment is offset by the elimination of $9.5 million of compensation expenses specific to the Predecessor that would not have been incurred had the TA Acquisition occurred at the beginning of the period and non-recurring BAK Acquisition and TA Acquisition-related expenses of $3.8 million and $2.0 million, respectively.

(5)	This adjustment reflects the exclusion of owner’s compensation specific to BAK that were associated with a management agreement which was terminated through the BAK Acquisition.

(6)	This adjustment reflects the following adjustments to increase interest expense as a result of the $343.5 million First Lien Credit Facility and the $56.5 million Second Lien Credit Facility in connection with the TA Acquisition; the incurrence of the incremental $38.0 million borrowing to the First Lien Credit Facility and the incurrence of $20.0 million borrowing under the revolving facility, each as part of the 2015 Acquisitions:

Pro forma interest expense components:
Aggregate $381.5 million First Lien Credit Facility, $56.5 million Second Lien Facility, and $20.0 million revolving loan interest expense (weighted-average rate of 6.8% based on one-month LIBOR)	$31,014
Amortization of debt discount associated with the credit facilities amortized over six years	2,064

Total pro forma interest expense	33,078
Less: actual interest expense for the period	22,085

Net pro forma adjustment to interest expense	$10,993

(7)	Reflects the estimated statutory tax rate of 38%.

(8)	This adjustment reflects the removal of BAK non-controlling interest for periods prior to the acquisition.

(9)	As part of the RealTruck acquisition consideration, Truck Hero, Inc. issued 70,000 Series A-1 Preferred shares to the previous owner.

(10)	Amounts for the successor and pro forma periods represent diluted earnings per share only. Basic earnings (loss) per share are not presented as there would have been no common shares outstanding due to contingent repurchase provisions if the TA Acquisition had occurred on January 1, 2014. See footnote 1 to our audited consolidated financial statements included elsewhere in this prospectus.

(11)	Supplemental diluted weighted-average shares outstanding gives effect to the issuance of 12,450,719 shares relating to the conversion of preferred shares in connection with the offering based on an assumed initial public offering price of $18.00 per share. Supplemental pro-forma earnings per share does not include the assumed proceeds of the offering.

TRUCK HERO, INC.

Unaudited pro forma condensed consolidated statement of income

For the nine months ended September 30, 2015

	Historical				Pro forma
	Nine months ended September 30, 2015(1)	2015 Acquired Companies(2)	Pro forma adjustments		Nine months ended September 30, 2015
(In thousands, except share and per share information)
Net sales	$322,989	$59,917	$(4,515	)(3)	$378,391
Cost of goods sold	211,231	48,423	(4,515	)(3)	255,139

Gross profit	111,758	11,494	—		123,252
Selling, general and administrative expenses	69,477	8,893	(601	)(4)	77,769

Income from operations	42,281	2,601	601		45,483

Other income (expense):
Interest expense	(24,075)	(185)	(337	)(5)	(24,597)
Other income	(420)	32	—		(388)

Income before taxes	17,786	2,448	264		20,498
Income tax expense (benefit)	5,601	13	101	(6)	5,715

Net income	12,185	2,435	163		14,783
Net income (expense) attributable to non-controlling interest	473	71	—		544

Net income (expense) attributable to THI stockholders	11,712	2,364	163		14,239

Diluted earning per share	$0.55				$0.67	(8)
Diluted weighted-average shares outstanding	21,302,645		28,462	(7)	21,331,107	(8)
Supplemental diluted earnings per share					$0.42	(9)
Supplemental diluted weighted-average shares outstanding					33,781,826	(9)

(1)	The amounts in this column represent our Successor’s historical results of operations for the nine months ended September 30, 2015.

(2)	The amounts in this column represent the historical results of operations for THI E-Commerce for the period from January 1, 2015 to March 9, 2015; RealTruck for the period from January 1, 2015 to April 21, 2014; and A.R.E. for the period from January 1, 2015 to April 24, 2015. The Successor acquired 75% of the issued and outstanding capital stock and other equity interests of THI E-Commerce and all of the issued and outstanding capital stock and other equity interests of RealTruck and A.R.E. on March 9, April 21, and April 24, 2015, respectively. The results of operations of THI E-Commerce, RealTruck and A.R.E. for all periods subsequent to March 9, April 21, and April 24, 2015, respectively, are included within the Successor consolidated historical results of operations, as applicable. Certain items have been reclassified to conform with the company’s financial statement presentation.

(3)	This adjustment reflects sales between the Successor and the companies acquired in the 2015 Acquisitions. Such sales would have represented intercompany eliminations had the 2015 Acquisitions occurred at the beginning of the period.

(4)	This adjustment reflects $1.0 million of incremental amortization expense associated with the allocation of purchase price to finite-lived identifiable intangible assets consisting of customer relationships, technology, and trade names. This is offset by the elimination of non-recurring 2015 Acquisitions-related expenses of $1.6 million.

(5)	This adjustment reflects the following adjustments to increase interest expense as a result of the $343.5 million First Lien Credit Facility and the $56.5 million Second Lien Credit Facility in connection with the TA Acquisition; the incurrence of the incremental $38.0 million borrowing to the First Lien Credit Facility and the incurrence of $20.0 million borrowing under the revolving facility, each as part of the 2015 Acquisitions:

Pro forma interest expense components:
Aggregate $381.5 million First Lien Credit Facility, $56.5 million Second Lien Facility, and $20 million revolving loan interest expense (weighted-average rate of 6.8% based on one-month LIBOR)	$23,049
Amortization of debt discount associated with the credit facilities amortized over six years	1,548

Total pro forma interest expense	24,597
Less: actual interest expense for the period	24,260

Net pro forma adjustment to interest expense	$337

(6)	Reflects the estimated statutory tax rate of 38%.

(7)	As part of the RealTruck acquisition consideration, THI issued 70,000 Series A-1 Preferred shares to the previous owner. This adjustment reflects the weighted-average number of shares issued.

(8)	Amount for the pro forma period represents diluted earnings per share only. Basic earnings per share are not presented as there is no income available to common shareholders because the amount of dividends to which the preferred shareholders are entitled before common shareholders exceeds the Company’s earnings. See footnote 1 to our unaudited consolidated financial statements included elsewhere in this prospectus.

(9)	Supplemental diluted weighted-average shares outstanding gives effect to the issuance of 12,450,719 shares relating to the conversion of preferred shares in connection with the offering based on an assumed initial public offering price of $18.00 per share. Supplemental pro-forma earnings per share does not include the assumed proceeds of the offering.

TRUCK HERO, INC.

Unaudited pro forma condensed consolidated statement of income

For the nine months ended September 30, 2014

	Historical
	Predecessor(1)	Successor(1)	BAK(2)	2015 Acquired Companies(3)			Pro forma
	January 1, 2014 to July 28, 2014	July 29, 2014 to September 30, 2014	January 1, 2014 to March 12, 2014	Nine months ended September 30, 2014	Pro forma adjustments		Nine months ended September 30, 2014
(In thousands, except share and per share information)
Net sales	$131,249	$49,683	$11,330	$144,352	$(14,620	)(4)	$321,994
Cost of goods sold	83,656	29,211	7,573	117,708	(14,620	)(4)	223,528

Gross profit	47,593	20,472	3,757	26,644	—		98,466
Selling, general and administrative expenses	39,233	12,392	1,051	20,180	(4,643	)(5)	68,213
Owner’s compensation	—	—	10,218	—	(10,218	)(6)	—

Income from operations	8,360	8,080	(7,512)	6,464	14,861		30,253

Other income (expense):
Interest expense	(10,065)	(4,687)	—	(423)	(9,656	)(7)	(24,831)
Other income (expense)	251	274	(3)	(4,377)	—		(3,855)

Income before taxes	(1,454)	3,667	(7,515)	1,664	5,205		1,567
Income tax expense (benefit)	3,005	688	2,200	18	1,978	(8)	7,889

Net income	$(4,459)	$2,979	$(9,715)	$1,646	$3,227		$(6,322)
Net income (expense) attributable to non-controlling interest	$—	$—	$(720)	$282	$720	(9)	$282

Net income expense attributable to THI stockholders	$(4,459)	$2,979	$(8,995)	$1,364	$2,507		$(6,604)

Basic and diluted earnings (loss) per share	$(44,590)	$0.14					$(0.31	)(11)
Basic and diluted weighted-average shares outstanding	100	21,170,890			70,000	(10)	21,240,890	(11)

(1)	The amounts in this column represent our Predecessor’s and Successor’s historical results of operations for the nine months ended September 30, 2014.

(2)	The amounts in this column represent the historical results of operations for BAK for the period from January 1, 2014 to March 12, 2014. The Predecessor acquired all of the issued and outstanding capital stock and other equity interests of BAK on March 12, 2014. The results of operations of BAK for all periods subsequent to March 12, 2014 are included within the Predecessor consolidated historical results of operations, as applicable. Certain items have been reclassified to conform with the company’s financial statement presentation.

(3)	The amounts in this column represent the historical results of operations of THI E-Commerce, RealTruck and A.R.E. for the nine months ended September 30, 2014. As each of the acquisitions occurred subsequent to 2014, no portion of the 2015 Acquisitions are included within the Predecessor consolidated historical results of operations in the nine months ended September 30, 2014.

(4)	This adjustment reflects sales between the Successor and the companies acquired in the 2015 Acquisitions. Such sales would have represented intercompany eliminations had the 2015 Acquisitions occurred at the beginning of the period.

(5)	This adjustment reflects $10.6 million of incremental amortization expense associated with the allocation of purchase price to finite-lived identifiable intangible assets consisting of customer relationships, technology, and trade names. This adjustment is offset by the elimination of $9.5 million of compensation expenses specific to the Predecessor that would not have been incurred had the TA Acquisition occurred at the beginning of the period and non-recurring BAK Acquisition and TA Acquisition-related expenses of $3.8 million and $2.0 million, respectively.

(6)	This adjustment reflects the exclusion of owner’s compensation specific to BAK that were associated with a management agreement which was terminated through the BAK Acquisition.

(7)	This adjustment reflects the following adjustments to increase interest expense as a result of the $343.5 million First Lien Credit Facility and the $56.5 million Second Lien Credit Facility in connection with the TA Acquisition; the incurrence of the incremental $38.0 million borrowing to the First Lien Credit Facility and the incurrence of $20.0 million borrowing under the revolving facility, each as part of the 2015 Acquisitions:

Pro forma interest expense components:
Aggregate $381.5 million First Lien Credit Facility, $56.5 million Second Lien Facility, and $20 million revolving loan interest expense (weighted-average rate of 6.8% based on one-month LIBOR)	$23,283
Amortization of debt discount associated with the credit facilities	1,548

Total pro forma interest expense	24,831
Less: actual interest expense for the period	15,175

Net pro forma adjustment to interest expense	$9,656

(8)	Reflects the estimated statutory tax rate of 38%.

(9)	This adjustment reflects the removal of BAK non-controlling interest that was acquired in connection with the BAK Acquisition.

(10)	As part of the RealTruck acquisition consideration, Truck Hero, Inc. issued 70,000 shares of Series A-1 convertible preferred stock to the previous owner.

(11)	Amount for the pro forma period represents diluted earnings per share only. Basic earnings (loss) per share are not presented as there would have been no common shares outstanding due to contingent repurchase provisions if the TA Acquisition had occurred on January 1, 2014. See footnote 1 to our unaudited consolidated financial statements included elsewhere in this prospectus.

Selected consolidated financial data

The following tables summarize our historical consolidated financial data. We have derived the selected (1) statements of income data for the year ended December 31, 2013 and the period from January 1, 2014 to July 28, 2014 for the Predecessor and for the period from July 29, 2014 to December 31, 2014 for the Successor and (2) balance sheet data as of December 31, 2013 for the Predecessor and December 31, 2014 for the Successor from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the selected (1) statements of income data for the period from July 29, 2014 to September 30, 2014 and the nine months ended September 30, 2015 for the Successor and (2) balance sheet data as of September 30, 2015 for the Successor from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in management’s opinion, all normal recurring adjustments necessary for the fair presentation of the financial information set forth in those statements included elsewhere in this prospectus.

The Predecessor and Successor financial data has been prepared on different accounting bases and therefore the sum of the data for the two reporting periods should not be used as an indicator of our full year performance. We applied Financial Accounting Standards Board’s, (“FASB”), Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” on July 28, 2014, the closing date of the TA Acquisition, and as a result, the merger consideration in the TA Acquisition was allocated to the respective fair values of the assets acquired and liabilities assumed from the Predecessor. The fair value of identifiable intangibles was recorded at $352.5 million. For the period from July 29, 2014 to December 31, 2014, the Successor’s general and administrative expenses increased by $4.7 million as a result of the additional amortization that was recorded during the period. For the nine months ended September 30, 2015, amortization expense was $17.8 million. As a result of the application of acquisition method accounting, the Successor balances and amounts presented in the audited consolidated financial statements and footnotes are not comparable with those of the Predecessor. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

You should read the following selected consolidated financial and other data in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” “Risk factors,” “Capitalization,” “Unaudited pro forma condensed consolidated financial information” and all of our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor		Successor	Successor	Successor
	Year ended December 31, 2013	January 1, 2014 to July 28, 2014	July 29, 2014 to December 31, 2014	July 29, 2014 to September 30, 2014	Nine months ended September 30, 2015
(in thousands, except share, per share and percentage information)

Statement of Income Data:
Net sales	$159,394	$131,249	$117,208	$49,683	$322,989
Cost of goods sold	101,090	83,656	71,070	29,211	211,231

Gross profit	58,304	47,593	46,138	20,472	111,758
Sales, general & administrative expenses	30,731	39,233	26,894	12,392	69,477

Income from operations	27,573	8,360	19,244	8,080	42,281

Other income (expense)
Interest expense	(7,019)	(10,065)	(11,441)	(4,687)	(24,075)
Other income (expense)	(198)	251	507	274	(420)

Total other income (expense)	(7,217)	(9,814)	(10,934)	(4,413)	(24,495)
Income before taxes	20,356	(1,454)	8,310	3,667	17,786
Income tax expense (benefit)	6,385	3,005	3,929	688	5,601

Net income (loss)	13,971	(4,459)	4,381	2,979	12,185
Non-controlling interests’ share in earnings	—	—	—	—	473
Net income (expense) attributable to THI stockholders	13,971	(4,459)	4,381	2,979	11,712

Basic and Diluted earnings (loss) per share(1)	139,710	(44,590)	0.21	0.14	0.55
Basic and Diluted weighted-average shares outstanding(1)	100	100	21,178,814	21,170,890	21,302,645
Cash dividends declared per share	—	750	—	—	—

Cash Flow Data:
Cash from operating activities	15,254	10,842	16,273	9,376	27,545
Cash used in investing activities	(26,738)	(126,456)	(610,930)	(609,509)	(71,513)
Cash from financing activities	$17,752	$110,928	$612,261	$613,892	$49,009

(1)	The amount for the Successor periods represent diluted earnings per share only as the Company had no basic earnings per share for the Successor period. See Note 1 to our audited consolidated financial statements and Note 1 to our unaudited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted earnings per share.

	Predecessor	Successor
(in thousands)	At December 31, 2013	At December 31, 2014	At September 30, 2015

Balance Sheet Data:
Cash and cash equivalents	$8,787	$17,604	$22,645
Working capital(1)	19,868	37,919	20,463
Property and equipment-net	15,061	16,814	31,747
Total assets	142,231	754,660	848,706
Total indebtedness	118,888	388,898	439,232
Total stockholder’s equity	$3,995	$5,389	$21,897

(1)	Working capital is the sum of current assets less current liabilities.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion in conjunction with the audited consolidated financial statements and accompanying notes, as well as the “Risk factors” and “Selected consolidated financial and other data” included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on our management’s current expectations, estimates and projections about our business and operations and are subject to a number of risks and uncertainties. These forward-looking statements are not guarantees of future performance, and our actual results may differ materially from the results referred to in the forward-looking statements. See “Special note regarding forward-looking statements” and “Risk factors.”

Overview

We are a fast-growing designer, manufacturer and marketer of branded consumer accessories for pickup trucks. The pickup truck market is large and expanding, driven in part by evolving pickup designs that have increased functionality and versatility, making trucks more suitable as family and lifestyle vehicles. Our products include accessories manufactured by us that we sell through multiple channels, primarily truck bed covers, truck caps and bed liners, as well as a broad range of third-party branded vehicle accessories that we sell online, including floor mats, grill guards, steps, tool boxes and towing products. Our primary products, truck bed covers and truck caps, enclose the beds of pickup trucks, providing for cargo security and weather protection as well as aesthetic enhancement, while bed liners protect truck beds and cargo from damage. Our products enhance the functionality and aesthetics of pickup trucks and enable consumers to customize and personalize their vehicles. Our portfolio of owned brands, complemented by the online sales of third-party branded products, makes us one of the leaders by sales in the pickup truck accessory market.

We were formed in November 2007 when Kinderhook Industries, a private equity investment firm, acquired and merged Extang Corporation and TruXedo, Inc., both leading manufacturers of pickup truck accessories. Below are significant corporate events since that time:

•	in April 2009, we acquired BedRug, Inc., the leading manufacturer of custom-fit, rugged polypropylene bed liners in North America;

•	in June 2010, we acquired UnderCover, Inc., a leading manufacturer of ABS composite one-piece truck bed covers;

•	in November 2010, we acquired Advantage Truck Accessories, Inc., a leading manufacturer of hard and soft truck bed covers for pickup truck manufacturers and their dealerships;

•	in October 2013, we acquired Applied Products, Inc., also known as Retrax Holdings, LLC, a leading manufacturer of premium, retractable truck bed covers;

•

in March 2014, we acquired Laurmark Enterprises, Inc., also known as BAK Industries, a leading manufacturer of hard quad-folding truck bed covers, which also manufactures retractable aluminum slat and hard-rolling truck bed covers, bed rails and storage boxes;

•	in July 2014, a majority of our stock was acquired by funds managed by TA Associates, a private equity investment firm in the TA Acquisition;

•

in March 2015, we acquired approximately 75% of THI E-Commerce (parent of Auto Customs), a high-growth online marketer of a wide variety of vehicle accessories made by us and others that differentiates itself by offering in-depth product expertise to consumers;

•	in April 2015, we acquired A.R.E Accessories, Inc., a top selling brand of custom-made fiberglass and aluminum truck caps and fiberglass truck bed covers sold to consumer and commercial markets; and

•	in April 2015, we acquired RealTruck, a high-growth online marketer of a wide variety of vehicle accessories made by us and others.

For the nine months ended September 30, 2015, we reported net sales of $323.0 million, net income of $12.2 million and Adjusted EBITDA of $66.2 million. For the Combined Pro Forma Year Ended December 31, 2014 (Unaudited), we reported net sales of $259.8 million, net loss of $4.2 million and Adjusted EBITDA of $65.5 million.

Trends impacting our business

We believe the following trends are driving demand in our industry and may influence our performance:

•

the number of registered pickup trucks in North America is large and expanding, with approximately 50 million registered pickup trucks in 2014 in North America, where over 97% of our products were sold in 2014;

•

the penetration rate of truck bed covers, our largest product by net sales, on the installed base of existing trucks, was estimated by Sterling Associates Group to be approximately 20-25% in 2014, representing a significant opportunity for growth;

•

pickup truck designs have evolved in recent years to make pickup trucks more suitable as family and lifestyle vehicles, thus increasing the number of consumers that may consider purchasing a pickup truck and growing our total addressable market for selling pickup truck accessories generally;

•

the recent decline in oil prices in North America, coupled with better average fuel economy of recently introduced pickup truck models (such as the new aluminum-alloy body 2015 Ford F-150 pickup truck) have made pickup trucks more attractive to consumers than in historical periods with higher oil prices and less fuel efficient pickup truck models, since consumers can now pay less in average fuel costs to operate pickup trucks;

•

as a result of the foregoing factors and other market dynamics, recent periods have seen strong volumes of new and used pickup truck transactions in North America, which we believe are a catalyst for consumers to purchase pickup truck accessories as new owners of pickup trucks look to accessorize and personalize their newly purchased vehicles; and

•

the average selling prices of our primary products throughout the industry have been increasing in recent periods due to a shift in consumer preference from soft to hard truck bed covers, which generally have higher price points.

Meanwhile, we believe the following trends are affecting, or have the potential to affect, demand in our industry and may influence our performance:

•

the global economy generally, and consumer confidence in North America in particular, have seen significant volatility since the financial crisis in 2008, and because our products are typically discretionary purchases by consumers, changes in the economy or consumer confidence (particularly in North America) are likely to have a greater impact on our financial results than on the financial results of other companies that produce consumer staples or other non-discretionary goods;

•

oil prices in North America have been historically volatile and may increase in the future, which could make pickup trucks less attractive to consumers relative to lighter and smaller passenger cars, which could reduce our total addressable market for pickup truck accessories;

•

the costs to us of raw materials and components that we source from third party suppliers has been increasing in recent periods and we expect they will continue to increase in the future, putting continuing pressure on our profitability; and

•

many financial commentators expect an increase in interest rates in the United States in the near future, which would increase the interest costs on our current or future indebtedness under our credit facilities and put pressure on our profitability.

While these positive and negative trends have been observed, there can be no certainty that any such trends, either positive or negative, will continue in the future. Both the short-term and the long-term impacts of such trends, and the magnitude of any such potential impacts, are presently unknown.

Key factors affecting our performance

Our net sales for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited) were approximately 1.6 times our net sales for the year ended December 31, 2013. This was attributable to a number of factors, including among other things, the acquisition of complementary businesses, which has resulted in a more extensive product line and additional distribution channels, as well as organic growth and increased penetration of our products on a growing base of registered pickup trucks in North America. Growth of our net sales in future periods will be dependent upon (i) our ability to continue to innovate and provide new products that are attractive to consumers, (ii) our ability to successfully integrate businesses that we have acquired or may acquire in the future and (iii) macroeconomic factors such as those described above in “—Trends impacting our business.”

Our historical financial results and pro forma financial results have been impacted by a number of acquisitions. See “—Overview.” In 2013, we acquired Retrax and in 2014, we acquired BAK. These acquisitions contributed a substantial amount to our aggregate net sales for 2014. Our historical financial results and pro forma financial results have also been impacted by the TA Acquisition, which was consummated in July 2014 and resulted in higher depreciation and amortization charges as well as increased interest expense related to the borrowings in connection with the TA Acquisition. In addition, in 2015 we acquired (i) approximately 75% of THI E-Commerce (parent of Auto Customs), (ii) A.R.E. and (iii) RealTruck.

We expect to make additional acquisitions in the future. The impact of any acquisitions on our results of operations, particularly on a GAAP reported basis, may make it difficult for investors to evaluate the underlying performance of our business on an organic basis from period to period. Our results may fluctuate for reasons related to acquisition accounting requirements under GAAP or the SEC’s rules and regulations relating to the required presentation of pro forma financial statements in documents filed with the SEC. For example, the assets we acquire in an acquisition are adjusted to their fair market values as of the closing date of such acquisition. The increase in carrying value results in an increase in depreciation and amortization charges, as well as higher cost of goods sold until the acquired inventory is turned.

Our financial results in any particular period may be affected by the mix of the types of our products that we sell in that period. For example, our hard truck bed cover products generally have a higher average selling price and higher gross margin than our soft truck bed cover products. In addition, our gross margin on net sales through our two online retailers, THI E-Commerce and RealTruck, is generally lower than the gross margin on net sales from our manufacturing operations. As a result, in periods during which we sell a larger percentage of hard truck bed cover products compared to soft truck bed cover products, our aggregate gross margins are more likely to increase; by contrast, in periods during which we produce a larger percentage of sales through our two online retailers, our aggregate gross margins are more likely to decrease. In recent periods, our net sales of hard truck bed cover products have been growing faster than our net sales of soft truck bed cover products, and we have seen an increasing percentage of our net sales through our online retailers. The impacts of these two trends on our aggregate gross margins will partially counteract one another, if the impacts are similarly sized and observed in the same period.

We expect our costs to increase in future periods as we expend substantial financial resources to manage and support our recent growth as well as future expansion plans. These investments may include hiring additional personnel, including senior level personnel, purchasing additional facilities and production infrastructure, developing additional operational resources, improving and further automating our production processes and procedures, implementing more rigorous and systematic procedures around our sales, marketing, customer service and other processes, and training, managing and appropriately sizing our work force. We expect that these anticipated cost increases will be offset in part by efficiencies that develop as our business matures and as we continue to work to integrate acquired businesses.

We continue to increase headcount, particularly in our management and finance departments, to support our continued growth. We expect our selling, general and administrative expenses to continue to increase in absolute terms as we incur increased costs related to the growth of our business such as the implementation of hardware, software and operating systems beginning within the next year. In addition, we expect to incur additional general and administrative expenses as a result of operating as a public company following this offering, including expenses related to compliance with the rules and regulations of the SEC and the New York Stock Exchange, additional insurance expenses, investor relations activities and other administrative and professional services. We expect to incur incremental annual costs related to operating as a public company in the range of $3.0 million to $6.0 million. In future periods, we may also issue long-term equity incentive awards to our directors, officers and employees, which may result in an increase in our expenses.

Our Adjusted EBITDA for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited) was approximately 1.8 times our Adjusted EBITDA for the year ended December 31, 2013. Growth of our Adjusted EBITDA in future periods will be dependent upon our ability to (i) grow our net sales, both organically and through acquisitions, (ii) maintain and/or enhance our gross margins and (iii) manage increasing costs in our business.

Recent Developments

On October 29, 2015, we entered into the Acquisition Agreement to acquire N-FAB. N-FAB is a manufacturer of tubular accessories for pickup trucks and SUVs, including nerf bars, running boards and off-roading accessories. We believe that the potential acquisition of N-FAB diversifies our product offering and provides valuable intellectual property with respect to N-FAB pickup truck accessories. The acquisition of N-FAB is expected to close in November or December 2015 after the completion of this offering. The consummation of the transactions contemplated by the Acquisition Agreement is subject to the satisfaction or waiver of a number of closing conditions. Therefore, it is not certain that we will successfully close the N-FAB acquisition on the timeline we currently expect, or at all. For the nine months ended September 30, 2015, N-FAB generated net sales of approximately $14.4 million. We expect that if we successfully acquire N-FAB, that N-FAB will generate financial results that are consistent with or accretive to our pro forma Adjusted EBITDA Margin.

Components of results of operations

Net sales

We generate net sales from the sale of our products to installers/retailers, warehouse distributors, online retailers, pickup truck dealerships, pickup truck OEMs and consumers. Our products are sold primarily in the United States, with some international sales. Sales are recorded net of discounts and allowances that we offer to our customers. Such amounts are estimated and recorded as a reduction in total gross sales in order to arrive at reported net sales. Our net sales are periodically influenced by the introduction and discontinuance of sales and promotion incentives. We anticipate that promotional activities will continue to impact our net sales and that changes in such activities will continue to impact period-over-period results.

Cost of goods sold

We manufacture and assemble all of our products at our 12 operating facilities located across the United States. Cost of goods sold includes all of the costs to manufacture our products, such as raw materials, third-party vendor-supplied components, accessories and products, direct labor and benefits, indirect labor and benefits, other factory overhead, supplies and depreciation and equity-based compensation costs for employees associated with this portion of the organization, as applicable. Shipping and handling costs and product warranty costs are also included in cost of goods sold.

We expect that our costs of goods sold will increase in aggregate terms in future periods due to our recent acquisitions and anticipated increasing costs of components from third-party suppliers. We also expect gross margins to decrease due to the THI E-Commerce (parent of Auto Customs) and RealTruck acquisitions, as these online retailers operate at lower gross margins than our historical manufacturing operations. Additionally, the A.R.E. acquisition will have a dilutive effect on our gross margins.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries and benefits for our executive, sales and marketing, research and development, engineering, product support, finance, human resources, information systems and other corporate and administrative employees, including equity-based compensation costs for employees associated with this portion of the organization, as applicable. In addition, selling, general and administrative expenses include fees for third-party professional services, including consulting, legal and accounting services and other expenses such as non-manufacturing overhead, rent, depreciation, travel and entertainment, advertising, insurance. Our growth in headcount and operations has resulted in increased salaries and benefits as well as additional expenses related to employee recruitment.

Interest expense

Interest expense consists of interest on our First Lien Credit Facility, Second Lien Credit Facility and revolving credit facility. See “—Credit facilities.”

Other income (expense)

Other income (expense) consists primarily of income associated with the increase in an indemnification asset related to the uncertain tax position and other non-operating items.

Income tax expense

Income tax expense consists primarily of federal and state income taxes in the United States and income taxes in Canada, and also includes interest and penalties related to uncertain tax positions.

Results of operations

Combined Pro Forma Year Ended December 31, 2014 (Unaudited)

Our fiscal year 2014 consists of two separate and distinct accounting periods that do not overlap, the Predecessor period from January 1, 2014 to July 28, 2014 and the Successor period from July 29, 2014 to December 31, 2014, which have been prepared on different bases of accounting due to the TA Acquisition, as described in “Selected consolidated financial data.” Accordingly, in order to facilitate the comparative discussion of our results of operations for the years 2014 and 2013 and the nine months ended September 30, 2015 and 2014 that follows, we have prepared the Combined Pro Forma Year Ended December 31, 2014 (Unaudited) and the Combined Pro Forma Nine Months Ended September 30, 2014 (Unaudited) statement of income, which represents the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2014 and the nine months ended September 30, 2014 after giving pro forma effect to the TA Acquisition and the BAK Acquisition. Because this information is intended to facilitate comparison of our results of operations for 2014 and 2013 and the nine months ended September 30, 2015 and 2014, the statement of income information set forth below for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited) and the Combined Pro Forma Nine Months Ended September 30, 2014 (Unaudited) does not give pro forma effect to the 2015 Acquisitions, in contrast to the pro forma financial information set forth above under “Unaudited pro forma condensed consolidated financial information.”

The Combined Pro Forma Year Ended December 31, 2014 (Unaudited) and the Combined Pro Forma Nine Months Ended September 30, 2014 (Unaudited) statement of income is included for informational purposes only and does not purport to reflect the results of operations of Truck Hero, Inc. that would have occurred had the TA Acquisition and the BAK Acquisition occurred on January 1, 2014. The Combined Pro Forma Year Ended December 31, 2014 (Unaudited) and the Combined Pro Forma Nine Months Ended September 30, 2014 (Unaudited) statement of income contains a variety of adjustments, assumptions and estimates, is subject to numerous other uncertainties and the assumptions and adjustments as described in the accompanying notes and should not be relied upon as being indicative of our results of operations had the TA Acquisition and the BAK Acquisition occurred on the date assumed. The Combined Pro Forma Year Ended December 31, 2014 (Unaudited) and the Combined Pro Forma Nine Months Ended September 30, 2014 (Unaudited) statement of income also does not project our results of operations for any future period or date.

The following table presents our Combined Pro Forma Year Ended December 31, 2014 (Unaudited) statement of income:

	Historical					Combined Pro Forma
	Predecessor	Successor	BAK(1)

	January 1, 2014 to July 28, 2014	July 29, 2014 to December 31, 2014	January 1, 2014 to March 12, 2014	Pro Forma Adjustments		Year Ending December 31, 2014
(In thousands, except share and per share information)
Net sales	$131,249	$117,208	$11,330	—		$259,787
Cost of goods sold	83,656	71,070	7,573	—		162,299

Gross profit	47,593	46,138	3,757	—		97,488
Selling, general and administrative expenses	39,233	26,894	1,051	(6,926	)(2)	60,252
Owner’s compensation	—	—	10,218	(10,218	)(3)	—

Income from operations	8,360	19,244	(7,512)	17,144		37,236
Other income (expense):
Interest expense	(10,065)	(11,441)	—	(8,073	)(4)	(29,579)
Other income (expense)	251	507	(3)	—		755

Income before taxes	(1,454)	8,310	(7,515)	9,071		8,412
Income tax expense (benefit)	3,005	3,929	2,200	3,447	(5)	12,581

Net income (loss)	(4,459)	4,381	(9,715)	5,624		(4,169)

Net income (expense) attributable to non-controlling interest	—	—	(720)	720	(6)	—

Net income (expense) attributable to THI stockholders	(4,459)	4,381	(8,995)	4,904		(4,169)

(1)	The amounts in this column represent the historical results of operations for BAK for the period from January 1, 2014 to March 12, 2014. The Predecessor acquired all of the issued and outstanding capital stock and other equity interests of BAK on March 12, 2014. The results of operations of BAK for all periods subsequent to March 12, 2014 are included within the Predecessor and Successor consolidated historical results of operations, as applicable.

(2)	This adjustment reflects $8.4 million of incremental amortization expense associated with the allocation of purchase price to finite-lived identifiable intangible assets consisting of customer relationships, technology and trade names. This adjustment is offset by the elimination of $9.5 million of compensation expenses specific to the Predecessor that would not have been incurred had the TA Acquisition occurred at the beginning of the period and non-recurring BAK Acquisition and TA Acquisition-related expenses of $3.8 million and $2.0 million, respectively.

(3)	This adjustment reflects the exclusion of management fees specific to BAK that were associated with a management agreement which was terminated through the BAK Acquisition.

(4)	This adjustment reflects the following adjustments to increase interest expense as a result of the $343.5 million First Lien Credit Facility and the $56.5 million Second Lien Credit Facility in connection with the TA Acquisition:

Pro forma interest expense components:
Aggregate $343.5 million First Lien Credit Facility and $56.5 million Second Lien Facility (weighted average rate of 6.96% based on one-month LIBOR)	$27,744
Amortization of debt discount associated with the credit facilities amortized over six years	1,835

Total pro forma interest expense	29,579
Less: actual interest expense for the period	21,506

Net pro forma adjustment to interest expense	$8,073

(5)	Reflects the estimated statutory tax rate of 38%.

(6)	This adjustment reflects the removal of BAK non-controlling interest for periods prior to the acquisition.

The following table presents our Combined Pro Forma Nine Months Ended September 30, 2014 (Unaudited) statement of income:

		Historical				Combined Pro Forma
	Predecessor	Successor	BAK (1)
	January 1, 2014 to July 28, 2014	July 29, 2014 to September 30, 2014	January 1, 2014 to March 12, 2014	Pro Forma Adjustments		Nine Months Ended September 30, 2014
In thousands, except per share information
Net sales	$131,249	$49,683	$11,330	—		$192,262
Cost of goods sold	83,656	29,211	7,573	—		120,440

Gross profit	47,593	20,472	3,757	—		71,822
Selling, general and administrative expenses	39,233	12,392	1,051	(6,718	)(2)	45,958
Owner’s compensation	—	—	10,218	(10,218	)(3)	—

Income from operations	8,360	8,080	(7,512)	16,936		25,864

Other income (expense):
Interest expense	(10,065)	(4,687)	—	(7,455	)(4)	(22,207)
Other income (expense)	251	274	(3)	—		522

Income before taxes	(1,454)	3,667	(7,515)	9,481		4,179
Income tax expense (benefit)	3,005	688	2,200	3,603	(5)	9,496
Net income (loss)	(4,459)	2,979	(9,715)	5,878		(5,317)

Net income (expense) attributable to non-controlling interest	—	—	(720)	720	(6)	—

Net income (expense) attributable to THI stockholders	(4,459)	2,979	(8,995)	5,158		(5,317)

(1)	The amounts in this column represent the historical results of operations for BAK for the period from January 1, 2014 to March 12, 2014. The Predecessor acquired all of the issued and outstanding capital stock and other equity interests of BAK on March 12, 2014. The results of operations of BAK for all periods subsequent to March 12, 2014 are included within the Predecessor and Successor consolidated historical results of operations, as applicable.

(2)	This adjustment reflects $8.6 million of incremental amortization expense associated with the allocation of purchase price to finite-lived identifiable intangible assets consisting of customer relationships, technology and trade names. This adjustment is offset by the elimination of $9.5 million of compensation expenses specific to the Predecessor that would not have been incurred had the TA Acquisition occurred at the beginning of the period and non-recurring BAK Acquisition and TA Acquisition-related expenses of $3.8 million and $2.0 million, respectively.

(3)	This adjustment reflects the exclusion of management fees specific to BAK that were associated with a management agreement which was terminated through the BAK Acquisition.

(4)	This adjustment reflects the following adjustments to increase interest expense as a result of the $343.5 million First Lien Credit Facility and the $56.5 million Second Lien Credit Facility in connection with the TA Acquisition.

Pro forma interest expense components:
Aggregate $343.5 million First Lien Credit Facility, $56.5 million Second Lien Facility (weighted average rate of 6.96% based on one-month LIBOR)	$20,831
Amortization of debt discount associated with the credit facilities amortized over six years	1,376

Total pro forma interest expense	22,207
Less: actual interest expense for the period	14,752

Net pro forma adjustment to interest expense	7,455

(5)	Reflects the estimated statutory tax rate of 38%.

(6)	This adjustment reflects the removal of BAK non-controlling interest for periods prior to the acquisition.

Statements of income

The following tables set forth our statements of income for the periods presented in dollars and as a percentage of our net sales:

	Predecessor	Successor	Combined Pro Forma			Successor
	January 1, 2014 to July 28, 2014	July 29, 2014 to September 30, 2014	Nine months ended September 30, 2014	% of Net Sales		Nine months ended September 30, 2015	% of Net Sales
(in thousands, except percentage information)
Net sales	$131,249	$49,683	$192,262	100%		$322,989	100%
Cost of goods sold	83,656	29,211	120,440	63%		211,231	65%

Gross profit	47,593	20,472	71,822	37%		111,758	35%
Sales, general & administrative expenses	39,233	12,392	45,958	24%		69,477	22%

Operating income	8,360	8,080	25,864	13%		42,281	13%
Interest expense	(10,065)	(4,687)	(22,207)	(12%	)	(24,075)	(7%	)
Other income (expense)	251	274	522	0%		(420)	0%

Pre-tax income	(1,454)	3,667	4,179	2%		17,786	6%
Income tax expense (benefit)	3,005	688	9,496	5%		5,601	2%

Net income	(4,459)	2,979	(5,317)	(3%	)	12,185	4%
Net income (expense) attributable to non-controlling interest	—	—	—	0%		473	0%

Net income (expense) attributable to THI stockholders	(4,459)	2,979	(5,317)	(3%	)	11,712	4%

Other Financial Information (Non-GAAP):
Adjusted EBITDA(1)	30,187	14,853	47,750	25%		66,249	21%

(1)	See “—Non-GAAP financial measures” for more information and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Comparison of the nine months ended September 30, 2014 and 2015

	Predecessor	Successor	Combined Pro Forma	Successor	Change
	January 1, 2014 to July 28, 2014	July 29, 2014 to September 30, 2014	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015	$	%
(in thousands, except percentage information)
Net sales	$131,249	$49,683	$192,262	$322,989	130,727	68%
Cost of goods sold	83,656	29,211	120,440	211,231	90,791	75%

Gross profit	47,593	20,472	71,822	111,758	39,936	56%
Sales, general & administrative expenses	39,233	12,392	45,958	69,477	23,519	51%

Operating income	8,360	8,080	25,864	42,281	16,417	63%
Interest expense	(10,065)	(4,687)	(22,207)	(24,075)	(1,868)	8%
Other income (expense)	251	274	522	(420)	(942)	(180)%

Pre-tax income	(1,454)	3,667	4,179	17,786	13,607	326%
Income tax expense (benefit)	3,005	688	9,496	5,601	(3,895)	(41)%

Net income	(4,459)	2,979	(5,317)	12,185	17,502	329%
Non-controlling interests’ share in earnings	—	—	—	473	473	100%

Net income attributable to THI stockholders	(4,459)	2,979	(5,317)	11,712	17,029	320%

Other Financial Information (Non-GAAP):
Adjusted EBITDA(1)	$30,187	14,853	47,750	66,249	18,499	39%

(1)	See “—Non-GAAP financial measures” for more information and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Net sales

Net sales increased $130.7 million, or 68%, from $192.3 million for the Combined Pro Forma nine months ended September 30, 2014 to $323.0 million for the nine months ended September 30, 2015. Our net sales growth has been driven by both acquisitions and organic growth. The 2015 Acquisitions contributed $95.4 million. The remaining sales increase of $35.3 million, which represents organic growth of 18.4%, was primarily driven by growth in our other products, including 22% growth in hard truck bed cover products. Overall, volume increases contributed $30.0 million to the organic sales growth while price increases contributed $5.3 million.

Cost of goods sold

Cost of goods sold increased $90.8 million, or 75%, from $120.4 million for the Combined Pro Forma nine months ended September 30, 2014 to $211.2 million for the nine months ended September 30, 2015, primarily due to increased sales and the 2015 Acquisitions. The 2015 Acquisitions contributed $70.0 million of this increase. The remaining difference was driven by an increase in direct materials and warehouse costs of $13.8 million and $5.5 million, respectively.

Gross profit

Gross profit increased $40.0 million, or 56%, from $71.8 million for the Combined Pro Forma nine months ended September 30, 2014 to $111.8 million for the nine months ended September 30, 2015. The increase primarily related to the sales increases discussed above. Gross profit as a percentage of net sales decreased approximately 280 basis points, from 37.4% for the Combined Pro Forma nine months ended September 30, 2014 to 34.6% for the nine months ended September 30, 2015. The decrease in gross profit as a percentage of net sales was primarily a result of the 2015 Acquisitions, each of which operates at a lower margin percentage than the Company’s historical business. Gross margin percentage of the Company’s historical business increased 60 basis points, primarily driven by a volume shift from soft truck bed covers to hard truck bed covers which generate a higher margin.

Sales, general and administrative expenses

Sales, general and administrative expenses increased $23.5 million, or 51%, from $46.0 million for the Combined Pro Forma nine months ended September 30, 2014 to $69.5 million for the nine months ended September 30, 2015. The sales, general and administrative expenses of the 2015 Acquisitions following the date of their respective acquisition contributed $18.9 million to the increase. The remaining increase in sales, general, and administrative expenses was primarily driven by increased salaries and wages resulting from a growing workforce.

Operating income

Operating income increased $16.4 million, or 63% from $25.9 million for the Combined Pro Forma nine months ended September 30, 2014 to $42.3 million for the nine months ended September 30, 2015. Operating income as a percentage of net sales decreased 40 basis points from 13.5% for the Combined Pro Forma nine months ended September 30, 2014 to 13.1% for the nine months ended September 30, 2015. The decrease in operating income as a percentage of net sales was primarily a result of the 2015 Acquisitions, each of which operates at a lower margin percentage than the Company’s historical business.

Interest expense

Interest expense increased by $1.9 million, or 8%, from $22.2 million for the Combined Pro Forma nine months ended September 30, 2014 to $24.1 million for the nine months ended September 30, 2015. The increase in interest expense was a result of an increase in outstanding debt related to the incurrence of additional indebtedness in connection with the 2015 Acquisitions. The effective interest rate for the nine months ended September 30, 2015 was 6.83% compared to 7.15% for the Combined Pro Forma nine months ended September 30, 2014.

Income tax expense

Our effective tax rate was 227.2% for the Combined Pro Forma nine months ended September 30, 2014 and 31.5% for the nine months ended September 30, 2015. The effective tax rate for the Combined Pro Forma nine months ended September 30, 2014 was driven by compensation expenses that received no income tax benefit.

Net income

As a result of the factors described above, net income increased $17.5 million from a net loss of $5.3 million for the Combined Pro Forma nine months ended September 30, 2014 to net income of $12.2 million for the nine months ended September 30, 2015.

Adjusted EBITDA

Adjusted EBITDA increased $18.5 million, or 39%, from $47.8 million for the Combined Pro Forma nine months ended September 30, 2014 to $66.3 million for the nine months ended September 30, 2015. Adjusted EBITDA as a percentage of net sales decreased from 24.8% in the Combined Pro Forma nine months ended September 30, 2014 to 20.5% in the nine months ended September 30, 2015. This decrease was driven primarily by the 2015 Acquisitions, each of which operates at a lower Adjusted EBITDA margin than the company’s historical business. See “—Non-GAAP financial measures” for more information and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Comparison of year ended December 31, 2013 and combined pro forma year ended December 31, 2014 (unaudited)

	Predecessor	Combined Pro Forma	Predecessor	Successor	Change
	Year ended December 31, 2013	Year ended December 31, 2014	January 1, 2014 to July 28, 2014	July 29, 2014 to December 31, 2014	$	%
(in thousands, except percentage information)
Net sales	$159,394	$259,787	$131,249	$117,208	$100,393	63%
Cost of goods sold	101,090	162,299	83,656	71,070	61,209	61%

Gross profit	58,304	97,488	47,593	46,138	39,184	67%
Sales, general & administrative expenses	30,731	60,252	39,233	26,894	29,521	96%

Operating income	27,573	37,236	8,360	19,244	9,663	35%
Interest expense	(7,019)	(29,579)	(10,065)	(11,441)	(22,560)	321%
Other income (expense)	(198)	755	251	507	953	481%

Pre-tax income	20,356	8,412	(1,454)	8,310	(11,944)	(59%	)
Income tax expense (benefit)	6,385	12,581	3,005	3,929	6,196	97%

Net income (loss)	13,971	(4,169)	(4,459)	4,381	(18,140)	(130%	)

Other Financial Information (Non-GAAP):
Adjusted EBITDA(1)	$37,088	$65,471	$30,187	$32,581	$28,383	77%

(1)	See “—Non-GAAP financial measures” for more information and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Net sales

Net sales increased $100.4 million, or 63%, from $159.4 million for the year ended December 31, 2013 to $259.8 million for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). Our net sales growth has been driven by both acquisitions and organic growth. The inclusion of the BAK Acquisition contributed $62.3 million to sales for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). Sales increases were additionally driven by the inclusion of a full year of sales for Retrax, which was acquired on October 11, 2013, resulting in an increase in sales of $19.4 million. The remaining sales increase of $18.7 million, which represents organic growth of 11.7%, was primarily driven by growth in our other products attributable to increased volumes across our soft and hard truck bed covers and bed liners. Overall, volume increases contributed $12.3 million to the organic sales growth while price increases contributed $6.4 million.

Cost of goods sold

Cost of goods sold increased $61.2 million, or 61%, from $101.1 million for the year ended December 31, 2013 to $162.3 million for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). The increase was due primarily to the BAK Acquisition, which contributed $40.2 million to cost of goods sold for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). Additionally, cost of goods sold increased by $11.7 million due to a full year of expenses for Retrax. The remaining increase was driven by a $6.8 million increase in material costs and $2.9 million increase in warehouse costs primarily due to increased sales volume.

Gross profit

Gross profit increased $39.2 million, or 67%, from $58.3 million for the year ended December 31, 2013 to $97.5 million for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). The increase primarily related to the increase in net sales. Gross profit as a percentage of net sales increased from 36.6% for the year ended December 31, 2013 to 37.5% for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). The increase in margin was primarily driven by product mix shift between truck bed cover products.

Sales, general and administrative expenses

Sales, general and administrative expenses increased $29.6 million, from $30.7 million for the year ended December 31, 2013 to $60.3 million for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). The increase was partially due to the BAK Acquisition, which contributed $4.6 million to sales, general and administrative expense for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). Pro forma intangible asset amortization also increased $8.4 million relating to the TA Acquisition. The remaining increase in sales, general and administrative expenses was primarily due to a full year of Retrax sales, general and administrative expense and the increase in organic sales. Sales, general and administrative expenses as a percentage of net sales increased from 19.3% for the year ended December 31, 2013 to 23.2% for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). The increase was a result of the factors described above.

Operating income

As a result of the factors above, operating income increased by $9.6 million from $27.6 million for the year ended December 31, 2013 to $37.2 million for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). Operating income as a percentage of net sales decreased from 17.3% in the year ended December 31, 2013 to 14.3% in the Combined Pro Forma Year Ended December 31, 2014 (Unaudited) as a result of higher intangible asset amortization.

Interest expense

Interest expense was $7.0 million for the year ended December 31, 2013 compared to $29.6 million for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). Interest expense increased due to the Credit Facilities established to execute the TA Acquisition and the 2015 Acquisitions. The effective interest rate for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited) was 6.96%.

Income tax expense

The effective tax rate for the year ended December 31, 2013 was 31.4%. The effective tax rate for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited) was 149.6%. The effective tax rate for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited) was driven by compensation expenses that received no income tax benefit.

Net income

Net income decreased $18.2 million, or 130%, from $14.0 million for the year ended December 31, 2013 to a net loss of $4.2 million for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). This decrease is attributable to increased intangible asset amortization and increased interest expense.

Adjusted EBITDA

Adjusted EBITDA increased $28.4 million, or 77%, from $37.1 million for the year ended December 31, 2013 to $65.5 million for the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). Adjusted EBITDA as a percentage of net sales increased 190 basis points from 23.3% in the year ended December 31, 2013 to 25.2% in the Combined Pro Forma Year Ended December 31, 2014 (Unaudited). The increase is attributable to favorable pricing and product mix shift between truck bed cover products. See “—Non-GAAP financial measures” for more information and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Non-GAAP financial measures

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin are financial performance measures that are not calculated in accordance with GAAP. We define Adjusted EBITDA as net income adjusted to exclude, when appropriate, interest expense, income tax expense, depreciation, amortization of intangible assets, expenses related to moving operating facilities, expenses related to our predecessor owners (“Kinderhook expenses”), recall expenses, acquisition expenses, equity-based compensation expenses, bank fees and other non-operational items. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by net sales.

We include Adjusted EBITDA and Adjusted EBITDA Margin in this prospectus because they are important measures upon which our management assesses our operating performance and because we believe including Adjusted EBITDA and Adjusted EBITDA Margin facilitates operating performance comparisons from period-to-period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of depreciation and amortization expense on our fixed assets and the impact of equity-based compensation expense. Because Adjusted EBITDA and Adjusted EBITDA Margin facilitate internal comparisons of our historical operating performance on a more consistent basis, we also use these metrics for business planning purposes, to incentivize and compensate our management personnel, and in evaluating acquisition opportunities. In addition, we believe Adjusted EBITDA and Adjusted EBITDA Margin and similar measures are widely used by investors, securities analysts, ratings agencies and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Our use of Adjusted EBITDA and Adjusted EBITDA Margin has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures for capital equipment or other contractual commitments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	Adjusted EBITDA may not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA and other non-GAAP measures differently, which reduces their usefulness as a comparative measure.

In evaluating our Adjusted EBITDA and Adjusted EBITDA Margin, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as an inference that our future results will be unaffected by these expenses or any other expenses, whether or not they are unusual or non-recurring items. When evaluating our performance, you should consider Adjusted EBITDA and Adjusted EBITDA Margin alongside other financial performance measures, including our net income and other GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to our net income, the most directly comparable GAAP measure, for each of the periods indicated:

	Predecessor		Successor	Combined Pro forma	Successor	Combined Pro forma	Successor
	Year ended December 31, 2013	January 1, 2014 to July 28, 2014	July 29, 2014 to December 31, 2014	Year ended December 31, 2014	July 29, 2014 to September 30, 2014	Nine months ended September 30, 2014	Nine months ended September 30, 2015
(in thousands, except percentages)

Adjusted EBITDA reconciliation:
Net income	$13,971	$(4,459)	$4,381	$(4,169)	$2,979	$(5,317)	$12,185
Depreciation and amortization	5,680	6,151	10,474	24,979	4,088	18,807	21,408
Interest expense	7,019	10,065	11,441	29,579	4,687	22,207	24,075
Income taxes	6,385	3,005	3,929	12,581	688	9,496	5,601

EBITDA	33,055	14,762	30,225	62,970	12,442	45,193	63,269
Moving costs(1)	195	—	—	—	—	—	—
Kinderhook expenses(2)	675	506	—	506	—	506	—
Recall expenses(3)	—	350	—	350	—	350	—
Acquisition expenses(4)	2,909	5,235	2,461	1,895	2,437	1,872	1,625
Equity-based compensation(5)	—	9,479	—	—	—	—	228
Bank fees(6)	254	—	—	—	—	—	33
Other adjustments(7)	—	(145)	(105)	(250)	(26)	(171)	1,094

Adjusted EBITDA	$37,088	$30,187	$32,581	$65,471	$14,853	$47,750	$66,249

Adjusted EBITDA Margin	23.3%	23.0%	27.8%	25.2%	29.9%	24.8%	20.5%

(1)	Represents cost associated with moving the Advantage facility into Extang facility.

(2)	Represents management fees and board of director fees paid to Kinderhook.

(3)	Represents expenses related to the Extang Encore truck bed cover recall.

(4)	Represents expenses related to the acquisition of Retrax on October 11, 2013 and expenses related to the acquisition of BAK on March 12, 2014.

(5)	Represents equity-based compensation related to dividend distributions in the first quarter of 2014 and a stock redemption in the third quarter of 2014. The 2015 amount relates to non-cash executive equity based compensation.

(6)	Represents bank fees related to refinancing costs and annual fees for our Credit Facilities (as defined in “—Credit facilities”).

(7)	Represents income associated with the increase in an indemnification asset related to an uncertain tax position, a loss in connection with a disposal of an asset of A.R.E. in 2014 of $4.2 million and a loss in connection with a disposal of an asset and non-operational expenses at RealTruck in 2015 of $0.5 million.

Quarterly results of operations

The following unaudited quarterly statements of income data for each of the seven quarters ended September 30, 2015 have been prepared on a basis consistent with our audited annual financial statements and include, in the opinion of management, all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. These quarterly results of operations are not necessarily indicative of the results of operations that may be expected in the future and the results of operations in the periods presented are not necessarily indicative of results to be expected for any other period. The following quarterly financial data should be read in conjunction with all of our consolidated financial statements and the related notes included elsewhere in this prospectus.

Quarterly trends

Our historical financial results have varied significantly from quarter to quarter, primarily due to the impact of a number of completed acquisitions. We expect that we will continue to make additional acquisitions in the future and that this quarterly variability may continue. Our business is moderately seasonal. Our sales can be lower during winter months as weather conditions can have an impact on consumer spending on discretionary purchases, like our products. For example, an abnormally wet and/or cold spring throughout North America such as that experienced in 2014 or any sustained period of extreme weather, could negatively impact our sales and financial results. We occasionally experience modest increases in volume around particular holidays (such as Father’s Day), but we believe that these increases are not substantial enough to result in material quarterly trends that follow a predictable pattern. In addition, in some instances we have experienced greater quarterly net sales around the time of specific merchandising and promotional activities by us or our customers. The timing of any specific merchandising and promotional activities is difficult to predict and can depend on many factors which are outside of our control. Accordingly, our results of operations for any particular quarter may not be indicative of the results we expect for the full year or any other period.

	Predecessor					Successor
	Three months ended March 31, 2014(2)		Three months ended June 30, 2014	July 1, 2014 to July 28, 2014(3)		July 29 to September 30, 2014	Three months ended December 31, 2014	Three months ended March 31, 2015(4)	Three months ended June 30, 2015(5)	Three months ended September 30, 2015
(in thousands, except percentages)
Net sales	45,134		68,831	17,284		49,683	67,525	68,827	120,385	133,777
Gross profit	16,347		25,901	5,345		20,472	25,666	25,467	41,380	44,911
Sales, general & administrative expenses	14,693		12,339	12,201		12,392	14,502	16,176	24,001	29,300
Operating income	1,654		13,562	(6,856)		8,080	11,164	9,291	17,379	15,611
Net income	(921)		5,017	(8,555)		2,979	1,402	1,139	6,246	4,800
Other Financial Information (Non-GAAP):
Adjusted EBITDA(1)	9,605		17,901	2,681		14,853	17,728	16,697	24,987	24,565

Percentage of Net Sales:
Net sales	100%		100%	100%		100%	100%	100%	100%	100%
Gross profit	36%		38%	31%		41%	38%	37%	34%	34%
Sales, general, & administrative expenses	33%		18%	71%		25%	21%	24%	20%	22%
Operating income	4%		20%	(40%	)	16%	17%	13%	14%	12%
Net income	(2%	)	7%	(49%	)	6%	2%	2%	5%	4%
Other Financial Information:

Adjusted EBITDA(1)	21%		26%	16%		30%	26%	24%	21%	18%
(1)	See “—Non-GAAP financial measures” above for more information about Adjusted EBITDA, and see “—Adjusted EBITDA” below for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, for the periods presented above.

(2)	The three months ended March 31, 2014 includes the results of operations of the BAK business from its acquisition date on March 12, 2014.
(3)	The Predecessor period from July 1, 2014 to July 28, 2014 includes a stock compensation charge of $8.3 million relating to payments made to the Predecessor’s management.
(4)	The three months ended March 31, 2015 includes the results of operations of the THI E-Commerce business from its acquisition date on March 9, 2015.
(5)	The three months ended June 30, 2015 includes the results of operations of the RealTruck business from its acquisition date on April 21, 2015 and the A.R.E. business from its acquisition date on April 24, 2015.

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA to our net income, the most directly comparable GAAP measure, for each of the periods indicated below. See “—Non-GAAP financial measures” for more information on our use and the limitations of Adjusted EBITDA as a measure of our financial performance.

	Predecessor			Successor
	Three months ended March 31, 2014	Three months ended June 30, 2014	July 1, 2014 to July 28, 2014	July 29 to September 30, 2014	Three months ended December 31, 2014	Three months ended March 31, 2015	Three months ended June 30, 2015	Three months ended September 30, 2015
(in thousands)
Net income	$(921)	$5,017	$(8,555)	$2,979	$1,402	$1,139	$6,246	$4,800
Depreciation and amortization	2,028	3,127	996	4,088	6,386	6,801	6,995	7,612
Interest expense	3,594	5,441	1,030	4,687	6,754	7,564	8,029	8,482
Income taxes	(963)	3,247	721	688	3,241	701	3,249	1,651

EBITDA	3,738	16,832	(5,808)	12,442	17,783	16,205	24,519	22,545
Moving costs	—	—	—	—	—	—	—	—
Kinderhook expenses	260	232	14	—	—	—	—	—
Recall expenses	150	150	50	—	—	—	—	—
Acquisition expenses	4,251	766	218	2,437	24	571	514	540
Stock compensation	1,219	—	8,260	—	—	—	—	228
Bank fees	—	—	—	—	—	—	33	—
Other adjustments	(13)	(79)	(53)	(26)	(79)	(79)	(79)	1,252

Adjusted EBITDA	$9,605	$17,901	$2,681	$14,853	$17,728	$16,697	$24,987	$24,565

Liquidity and capital resources

Liquidity represents our ability to generate sufficient cash from operating activities to satisfy obligations, as well as our ability to obtain appropriate financing. Therefore, liquidity cannot be considered separately from capital resources that consist primarily of current and potentially available funds for use in achieving our objectives. Currently, our liquidity needs arise mainly from working capital requirements, primarily related to our purchases of raw materials and interest and principal payments on our outstanding indebtedness and, to a lesser extent, to capital expenditures. We believe our cash on hand and cash to be provided from our operations, in addition to borrowings available under our Credit Facilities, will be sufficient to fund our contractual commitments, repay our obligations as required and meet our operational requirements for at least the next 12 months. As of December 31, 2014 and September 30, 2015, $20 million and $15 million were available for borrowing under our revolving credit facility, respectively, and we had $17.6 million and $22.6 million of cash and cash equivalents on hand, respectively. Over the next two to three years, we will make sizable investments in information technology systems to adequately support our future growth plans. Although difficult to estimate, the investment could cost as much as $10 million over the next three years.

On a pro forma basis, had we incurred the $400 million of aggregate principal indebtedness under our Credit Facilities that we entered into at the time of the TA Acquisition, interest expense on our outstanding indebtedness for the year ended December 31, 2014 on a pro forma basis would have been $29.6 million.

The following table summarizes our cash flows for the periods indicated:

	Predecessor		Successor	Successor	Successor
	Year ended December 31, 2013	January 1, 2014 to July 28, 2014	July 29, 2014 to December 31, 2014	July 29, 2014 to September 30, 2014	Nine months ended September 30, 2015
(in thousands)
Cash from operating activities	$15,254	$10,842	$16,273	$9,376	$27,545
Cash used in investing activities	(26,738)	(126,456)	(610,930)	(609,509)	(71,513)
Cash from (used in) financing activities	$17,752	$110,928	$612,261	$613,892	$49,009

Credit facilities

First lien credit facility

We (through Tectum Holdings, Inc., one of our wholly-owned subsidiaries) are a party to that certain first lien credit agreement, dated as of July 28, 2014 (as amended by the First Amendment to Credit Agreement dated April 24, 2015, the “First Lien Credit Agreement”), with Ares Capital Corporation, General Electric Capital Corporation and certain other lenders. Pursuant to the First Lien Credit Agreement the lenders thereunder have provided (i) a $30.0 million revolving credit facility and (ii) a $381.5 million term loan facility (collectively, the “First Lien Credit Facility”), with maturity on July 28, 2020. Loans under the revolving credit facility bear interest at (i) LIBOR plus 3.0% or (ii) the prime rate plus 4.0%, with a LIBOR rate floor of 1.00% and a prime rate floor of 1-month LIBOR plus 1.00%. Loans under the term loan facility bear interest at (i) LIBOR plus 5.5% or (ii) the prime rate plus 4.5%, with a LIBOR rate floor of 1.00%. We have the ability to borrow, at our option, at LIBOR or prime rate. The First Lien Credit Agreement contains customary mandatory prepayment events, including for excess cash flow. Excess cash flow prepayments are to be made within 130 days following year-end and, subject to customary leverage tests, range in magnitude from 0% to 50% of excess cash flow.

The First Lien Credit Agreement contains customary financial and operating covenants, including covenants relating to senior leverage ratio and covenants restricting the incurrence of debt, imposition of liens, investments, the payment of dividends and entering into affiliate transactions. The First Lien Credit Agreement also contains customary events of default, including among others, nonpayment of principal or interest, material inaccuracy of representations, change of control and failure to comply with covenants. A change of control (following the consummation of an initial public offering) results if (i) a person or persons constituting a “group” other than TA Associates becomes the direct or indirect beneficial owners of more than 20% of the voting power of the outstanding stock of TA THI Holdings, Inc. (one of our wholly-owned subsidiaries) and more than the percentage of the voting power of the outstanding stock of TA THI Holdings, Inc. directly or indirectly beneficially owned by TA Associates, (ii) TA THI Holdings, Inc. ceases to wholly-own Tectum Holdings, Inc. or (iii) any person (other than TA Associates) shall obtain the power to elect a majority of our board of directors or the board of directors of TA THI Holdings, Inc. All obligations under the First Lien Credit Facility are guaranteed by the Credit Parties. All obligations under the First Lien Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all the assets of the Credit Parties (including the equity interests in Tectum Holdings, Inc. and its subsidiaries). As of September 30, 2015, the balances outstanding on the revolving credit facility and the term loan facility under the First Lien Credit Agreement were $15.0 million and $377.9 million, respectively.

Second lien credit facility

We (through Tectum Holdings, Inc., one of our wholly-owned subsidiaries) are also a party to that certain second lien credit agreement, dated as of July 28, 2014 (the “Second Lien Credit Agreement”), with American Capital, Ltd and other certain lenders. Pursuant to the Second Lien Credit Agreement the lenders thereunder have provided a $56.5 million term loan facility (the “Second Lien Credit Facility” and together with the First Lien Credit Facility, the “Credit Facilities”). The maturity date of loans under the Second Lien Credit Facility is January 28, 2021. Loans under the Second Lien Credit Facility bear interest, at our option, at (i) LIBOR plus 8.75% or (ii) the prime rate plus 7.75%, with a LIBOR rate floor of 1.00% and a prime rate floor of 1-month LIBOR plus 1.00%. The Second Lien Credit Agreement contains customary mandatory prepayment events, including for excess cash flow. Excess cash flow prepayments are to be made within 130 days following year-end and, subject to customary leverage tests, range in magnitude from 0% to 50% of excess cash flow, but only to the extent that the corresponding prepayment under the First Lien Credit Agreement has not been paid. The Second Lien Credit Agreement contains customary financial and operating covenants, including covenants relating to senior leverage ratio and covenants restricting the incurrence of debt, imposition of liens, investments, the payment of dividends and entering into affiliate transactions. The Second Lien Credit Agreement also contains customary events of default, including among others, nonpayment of principal or interest, material inaccuracy of representations, change of control and failure to comply with covenants. A change of control (following the consummation of an initial public offering) results if (i) a person or persons constituting a “group” other than TA Associates becomes the direct or indirect beneficial owners of more than 20% of the voting power of the outstanding stock of TA THI Holdings, Inc. (one of our wholly-owned subsidiaries) and more than the percentage of the voting power of the outstanding stock of TA THI Holdings, Inc. directly or indirectly beneficially owned by TA Associates, (ii) TA THI Holdings, Inc. ceases to wholly-own Tectum Holdings, Inc. or (iii) any person (other than TA Associates) shall obtain the power to elect a majority of our board of directors or the board of directors of TA THI Holdings, Inc. All obligations under the Second Lien Credit Facility are guaranteed by the same guarantors under the First Lien Credit Facility. All obligations under the Second Lien Credit Facility, and the guarantees of those obligations, are secured, subject the collateral applicable to the First Lien Credit Facility. As of September 30, 2015, the balance outstanding under the Second Lien Credit Facility was $56.5 million.

The interest rate on our outstanding indebtedness under the Credit Facilities was 6.96% as of December 31, 2014 and 6.83% as of September 30, 2015.

Cash and cash flow

Cash from operating activities

Operating activities provided $27.5 million of cash during the nine months ended September 30, 2015, primarily due to our net income of $12.2 million, which included $22.9 million of non-cash depreciation and amortization. This was offset by cash outflows of $4.9 million related to changes in the operating asset and liability accounts.

Operating activities provided $10.8 million of cash during the Predecessor period from January 1, 2014 to July 28, 2014 due to our net loss of $(4.5) million, which included $6.8 million of non-cash depreciation and amortization and a non-cash stock compensation charge of $9.5 million. This was offset by $1.6 million in cash outflows relating to changes in operating asset and liability accounts, primarily comprised of a $2.9 million increase in accounts receivable due to increased sales.

Operating activities provided $9.4 million of cash during the Successor period from July 29, 2014 to September 30, 2014, primarily due to our net income of $3.0 million, which included $4.3 million of non-cash depreciation and amortization. Changes in operating asset and liability accounts represented a $4.1 million contribution of cash during the period.

Operating activities provided $16.3 million of cash during the Successor period from July 29, 2014 to December 31, 2014 primarily due to net income of $4.4 million, which included non-cash amortization and depreciation of $11.2 million. Changes in operating asset and liability accounts additionally contributed $2.7 million of cash during the period.

Operating activities provided $15.3 million of cash during the year ended December 31, 2013, primarily due to our net income of $14.0 million which included $5.7 million of non-cash depreciation and amortization. This was offset by cash outflows of $4.0 million relating to changes in operating asset and liability accounts.

Cash used in investing activities

For the nine months ended September 30, 2015, cash used in investing activities consisted of $65.4 million for the 2015 Acquisitions and $6.1 million of capital expenditures. Capital expenditures were primarily for expansion of our operating facilities.

For the Predecessor period from January 1, 2014 to July 28, 2014, cash used in investing activities consisted of $124.4 million of the acquisition of BAK and capital expenditures of $2.1 million. Capital expenditures were primarily for production equipment at our operating facilities.

For the Successor period July 29, 2014 to September 30, 2014, cash used in investing activities consisted of $608.5 million for the TA Acquisition and $1.1 million of capital expenditures.

For the Successor period from July 29, 2014 to December 31, 2014, cash used in investing activities included $608.5 million of cash used in the TA Acquisition, net of cash acquired, and capital expenditures of $2.5 million. Capital expenditures were primarily for production equipment at our operating facilities.

For the year ended December 31, 2013, cash used in investing activities consisted of $23.8 million of the purchase of Retrax and $2.9 million of capital expenditures. The primary driver of capital expenditures was production equipment at our operating facilities.

Cash from financing activities

Cash from financing activities for the nine months ended September 30, 2015 included $61.6 million in net borrowings to fund the 2015 Acquisitions offset by principal payments of $12.7 million.

Cash from financing activities for the Predecessor period from January 1, 2014 to July 28, 2014, included net borrowings of $207.0 million, used in part to finance the BAK acquisition and a $75.0 million distribution to our stockholders prior to the TA Acquisition.

Cash from financing activities for the Successor period July 29, 2014 to September 30, 2014 included an equity contribution of $224.1 million in connection with the TA Acquisition and proceeds from the issuance of term loans of $389.0 million. Further, our line of credit increased by $0.8 million during the period.

Cash from financing activities for the Successor period from July 29, 2014 to December 31, 2014 included an equity contribution of $224.1 million in connection with the TA Acquisition and net proceeds from the issuance of the term loans of $389.0 million.

Cash from financing activities for the year ended December 31, 2013 included borrowings on long-term debt of $23.9 million offset by principal payments of $5.1 million.

Contractual obligations and other commitments

The following table summarizes our contractual obligations as of December 31, 2014:

	Payments due by period
Contractual obligations:	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
(In thousands)
Long-term debt	$3,400	$6,800	$6,800	$382,150	$399,150
Interest on long-term debt(1)	27,698	54,733	53,849	19,966	156,246
Purchase obligations	12,722	5,340	—	—	18,062
Operating leases(2)	1,594	2,436	1,655	3,289	8,974

Total contractual obligations	$45,414	$69,309	$62,304	$405,405	$582,432

(1)	Interest on debt is calculated using principal outstanding as of December 31, 2014 and average effective interest rate at December 31, 2014 of 6.96%.

(2)	Operating leases include total future minimum rent payments under non-cancelable operating lease agreements.

In April 2015, we amended our First Lien Credit Agreement to (i) borrow an incremental $38.0 million under the term loan, (ii) increase the availability under the revolving facility by an additional $10.0 million and (iii) borrow $25.0 million under the revolving facility.

Off-Balance sheet arrangements

We do not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons.

Quantitative and qualitative disclosures about market risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include market sensitivities as follows:

Interest rate risk

We currently do not engage in any interest rate hedging activity and currently have no intention to do so in the foreseeable future. Based on the average interest rate on the Credit Facilities during the period from July 29, 2014 to December 31, 2014, a 1.0% change in the interest rate would result in $0.3 million of additional interest expense, as the current one-month LIBOR rate is below the Credit Facilities’ LIBOR floor.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign currency risk

Currently, all of our sales and costs are denominated in U.S. dollars and are not subject to foreign currency risk. However, a large increase in the value of the U.S. dollar relative to foreign currencies, particularly the Canadian dollar, may make our products relatively more expensive in international markets and therefore may decrease the demand and sales of our products internationally. In addition, to the extent our sourcing strategy changes or we commence generating net sales outside of the United States and Canada that are denominated in currencies other than the U.S. dollar, our results of operations could be impacted by changes in exchange rates.

Inflation

Inflationary factors, such as increases in the cost of goods sold and selling, general and administrative expenses, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit margin and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase to cover these increased costs.

Critical accounting polices and estimates

Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period-to-period. Actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving our judgments and estimates.

Revenue recognition and the allowance for product return

We recognize revenue from the sale of a product when the earnings process is complete and the risks and rewards of ownership have transferred to the customer. The earnings process is generally complete once the customer order has been placed and approved and the product has shipped. We provide our customers with limited rights to return products that we sell to them. We establish an allowance for potential returns that reduces the amounts of our reported sales. We estimate the allowance based on historical experience with returns of like products and current economic and market conditions and trends, which can affect the level at which customers submit products for return.

Inventories

Inventories are valued at the lower of cost or market using the First In, First Out (“FIFO”) method.

Write-downs are provided for finished goods expected to become non-saleable due to age and provisions are specifically made for slow moving or obsolete raw ingredients and packaging. We also adjust the carrying value of our inventories when we believe that the net realizable value is less than the carrying value. These adjustments are estimates that require management judgment. Actual results could vary from our estimates and additional inventory write-downs could be required.

Goodwill and intangible assets

In connection with the TA Acquisition, we recorded $316.2 million of goodwill resulting from the excess of aggregate purchase consideration over the fair value of the assets acquired and liabilities assumed. We determine our reporting units at the individual operating segment level, or one level below, where there is discrete financial information available that is regularly reviewed by management for evaluating operating results. For purposes of our 2014 goodwill impairment test, we had six reporting units all of which had goodwill.

Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate, more likely than not, that impairment may have occurred. We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Otherwise, the impairment analysis for goodwill includes a comparison of our carrying value (including goodwill) to our estimated fair value. If the fair value does not exceed the carrying value, then an additional analysis would be performed to allocate the fair value to all of our assets and liabilities as if it had been acquired in a business combination and the fair value was our purchase consideration. If the excess of the fair value of our identifiable assets and liabilities is less than the carrying value of recorded goodwill, an impairment charge is recorded for the difference. Beginning in fiscal year 2015, we will complete its annual impairment test as of October 31. We completed its required annual impairment test as of December 31, 2014. No impairment was recognized based on the results of this impairment test for the year ended December 31, 2014.

We use the straight line method to recognize amortization expense related to our amortizable intangible assets, including our customer relationships. We consider various factors when determining the appropriate method of amortization for our customer relationships, including projected sales data, customer attrition rates and length of key customer relationships.

Income taxes

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax laws and rates. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some, or a portion, of the deferred tax assets will not be realized. We provide a valuation allowance for deferred tax assets when it is more likely than not that a portion of such deferred tax assets will not be realized. We recognize tax positions initially in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts.

Warranty reserves

We are subjected to warranty claims for products that fail to perform as expected due to design or manufacturing deficiencies. Customers continue to require their outside suppliers to guarantee or warrant their products and bear the cost of repair or replacement of such products. Depending on the terms under which we supplied products to our customers, a customer may hold us responsible for some or all of the repair or replacement costs of defective products, when the product supplied did not perform as represented. Our policy is to reserve for estimated future customer warranty costs based on historical trends and current economic factors.

Implications of being an emerging growth company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

•	an option to present only two years of audited financial statements and only two years of related management’s discussion and analysis in the registration statement of which this prospectus is a part;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting for so long as we qualify as an emerging growth company;

•

an exemption from compliance with any requirement that the PCAOB may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements for so long as we qualify as an emerging growth company;

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•	reduced disclosure about our executive compensation arrangements for so long as we qualify as an emerging growth company; and

•

exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements for so long as we qualify as an emerging growth company.

We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer”, with at least $700 million of equity securities held by non-affiliates as of the last day of our most recently completed second fiscal quarter; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; or the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. See “Risk factors—Risks related to ownership of our common stock and this offering” which describes that we are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

Recently issued and adopted accounting pronouncements

Under the JOBS Act, we meet the definition of an emerging growth company. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. See Note 2 of the audited consolidated financial statements included elsewhere in this prospectus for further detail.

Business

Overview

We are a fast-growing designer, manufacturer and marketer of branded consumer accessories for pickup trucks. The pickup truck market is large and expanding, driven in part by evolving pickup designs that have increased functionality and versatility, making trucks more suitable as family and lifestyle vehicles. Our products include accessories manufactured by us that we sell through multiple channels, primarily truck bed covers, truck caps and bed liners, as well as a broad range of third-party branded vehicle accessories that we sell online, including floor mats, grill guards, steps, tool boxes and towing products. Our primary products, truck bed covers and truck caps, enclose the beds of pickup trucks, providing for cargo security and weather protection as well as aesthetic enhancement, while bed liners protect truck beds and cargo from damage. Our products enhance the functionality and aesthetics of pickup trucks and enable consumers to customize and personalize their vehicles. Our portfolio of owned brands, complemented by the online sales of third-party branded products, makes us one of the leaders by sales in the pickup truck accessory market.

We are the top manufacturer of truck bed covers in North America. We are also one of the top manufacturers of truck caps, including fiberglass and aluminum offerings, and the largest manufacturer in North America of carpeted bed liners, a premium alternative to molded plastic or spray-on liners. We market our manufactured accessories under eight primary brands that offer over 85 product styles compatible with over 9,000 unique vehicle configurations. We have developed products for nearly every make and model of pickup truck that has been manufactured for the North American market in the last 40 years. In addition to products that we manufacture, we also sell third-party branded products directly to consumers online, including over 95,000 SKUs across over 200 brands. We believe our expanded product offering and our innovation are contributing to increasing penetration of our accessories among pickup truck owners.

In 2014, there were approximately 50 million registered pickup trucks in North America, where over 97% of our net sales were generated. We reach pickup truck owners through a variety of channels including specialty installers, online retailers and pickup truck dealerships. To support our marketing efforts, we advertise through traditional and online media and maintain a highly-skilled salesforce to promote our brands and products across our distribution channels. We believe the development of our distribution channels, our expanded product offering and our sales and marketing efforts have contributed to increased penetration of our accessories on pickup trucks. Sterling Associates Group reported that penetration of truck bed covers on the installed base of existing trucks was approximately 20-25% in 2014. With only 20-25% penetration of the 50 million trucks on the road, we believe there is a significant opportunity for continued growth of the truck bed cover market.

We are headquartered in Ann Arbor, Michigan and have 12 manufacturing facilities and four distribution facilities located in the United States, with over 2,000 employees as of September 30, 2015.

History

THI was formed in November 2007 when Kinderhook acquired and merged Extang Corporation and TruXedo, Inc., both leading manufacturers of pickup truck accessories. Extang Corporation, founded in 1982, was the market leader in tri-fold, snap and snap hinge soft truck bed covers, with net sales of approximately $20 million in 2007. TruXedo, Inc. founded in 2000, was a leading roll-up soft truck bed cover manufacturer, with net sales of approximately $16 million in 2007. Under Kinderhook’s ownership from November 2007 through July 2014, we grew organically and through a series of five strategic acquisitions that expanded the breadth of our portfolio of products:

•

BedRug, Inc.—Acquired in April 2009, BedRug is the leading manufacturer of custom-fit, rugged polypropylene bed liners in North America. BedRug also manufactures certain components for our other brands, including hard panels for our hard-folding truck bed covers as well as a number of injection molded plastic components used throughout our product portfolio.

•	UnderCover, Inc.—Acquired in June 2010, UnderCover is a leading manufacturer of ABS composite one piece truck bed covers, a lower-weight alternative to fiberglass covers.

•	Advantage Truck Accessories, Inc.—Acquired in November 2010, Advantage is a leading manufacturer of hard and soft truck bed covers for pickup truck manufacturers and their dealerships.

•	Applied Products, Inc., also known as Retrax Holdings, LLC—Acquired in October 2013, Retrax is a leading manufacturer of premium, retractable truck bed covers.

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Laurmark Enterprises, Inc., also known as BAK Industries—Acquired in March 2014, BAK is a leading manufacturer of hard quad-folding truck bed covers. BAK also offers a line of retractable aluminum slat and hard-rolling truck bed covers as well as bed rails and storage boxes.

On July 28, 2014, a majority of our stock was acquired by funds managed by TA Associates, a private equity investment firm. We further expanded our business in 2015 through three additional acquisitions that increased our product offering and facilitated our entry into the direct-to-consumer online retail channel:

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A.R.E. Accessories, Inc.—Acquired in April 2015, A.R.E. is a top selling brand of custom-made fiberglass and aluminum truck caps and fiberglass truck bed covers sold to consumer and commercial markets.

•

Auto Customs, Inc.—Acquired in March 2015, Auto Customs is a high-growth online retailer of a wide variety of vehicle accessories made by us and others that differentiates itself by offering in-depth product expertise to consumers.

•	RealTruck, Inc.—Acquired in April 2015, RealTruck is a high-growth online retailer of a wide variety of vehicle accessories made by us and others.

Acquisition	Month/Year	Strategic rationale

	November 2007	• Combined two leading truck bed cover companies with complementary product lines

	April 2009	• Entered the bed liner product category

	June 2010	• Gained a leading position in the hard one-piece truck bed cover category

	November 2010	• Entry into the OEM/ dealership channel

	October 2013	• Added a premium retractable truck bed cover product line

	March 2014	• Provided a market-leading position in the hard-folding truck bed cover category

	April 2015	• Diversified into the fiberglass and aluminum truck cap category

	March 2015 / April 2015	• Entered the fast-growing direct-to-consumer online retail channel

Recent developments

N-FAB acquisition

On October 29, 2015, we entered into the Acquisition Agreement which provides that, upon the terms and conditions set forth therein, we will acquire all of the outstanding equity interests of N-FAB, together with certain related intellectual property assets. N-FAB is a manufacturer of tubular accessories for pickup trucks and SUVs, including nerf bars, running boards and off-roading accessories. N-FAB is located in Houston, Texas. The acquisition is expected to close in November or December 2015 after the completion of this offering. Under the current terms of the Acquisition Agreement, we will acquire N-FAB in exchange for approximately $28 million in cash and 118,238 shares of our common stock. The Acquisition Agreement also provides an earn-out of up to $7 million in cash payable to the sellers upon N-FAB achieving certain EBITDA-based targets for the fiscal years ended December 31, 2015 and 2016. All recipients of our common stock pursuant to the Acquisition Agreement will be subject to certain lock-up restrictions on such shares for at least six months after the closing. For additional information, see “Risk factors—Completion of the N-FAB acquisition is subject to conditions and if these conditions are not satisfied or waived, the acquisition may not be completed.”

For the nine months ended September 30, 2015, N-FAB generated net sales of approximately $14.4 million. We expect that if we successfully acquire N-FAB, that N-FAB will generate financial results that are consistent with or accretive to our pro forma Adjusted EBITDA Margin.

Our industry and markets

Industry overview

According to the 2015 Annual Market Report published by SEMA, the North America specialty equipment market, which includes parts and accessories that customize or enhance the functionality, performance or appearance of new or used cars, light trucks and other passenger vehicles such as motorcycles, all-terrain vehicles, utility task vehicles and boats, was $36.2 billion in 2014. This market excludes direct repair and replacement of worn original parts.

Within the specialty equipment market, SEMA estimates that accessory and appearance products sold for cars, light trucks, including pickup trucks, CUVs, SUVs and vans, totaled approximately $13.6 billion in 2014. Within this segment, we have focused our business on products that increase the functionality and aesthetics of pickup trucks. Data from SEMA indicate that, of pickup truck owners that accessorize their vehicles, 69% spent at least $300 in 2014 on accessories, with less complex accessories installed by vehicle owners and more complex accessories installed by third-party installers.

Evolving designs have made pickup trucks more suitable as family and lifestyle vehicles due to increased functionality, versatility and fuel economy, with truck models accounting for three of the top five vehicles sold in the United States through the first nine months of 2015, according to WardsAuto. We estimate approximately 50 million pickup trucks were registered in North America in 2014, presenting a large base for accessory sales. We estimate that there were approximately nine million total pickup truck transactions in North America in 2014, with approximately 2.6 million new trucks sold, according to WardsAuto, and an estimated 6.5 million used trucks sold. These transactions of new and used pickups are a key catalyst for sales of our accessories, as consumers often seek to customize recently purchased vehicles to meet their functional needs and aesthetic preferences.

Products and sales channels

Our products increase the functionality and aesthetics of pickup trucks. The products we manufacture, including truck bed covers, truck caps and bed liners, are generally easy to install and provide a number of functional features including weather protection for pickup truck beds and cargo, security and management of cargo and, in some cases, better fuel economy. These accessories have retail price points ranging from $100 per unit to over $5,000 per unit. Compared to the $42,100 average retail price of a new large pickup truck during 2014, according to Edmunds.com, or the $12,983 average retail price of a used truck during 2014, according to ADESA Analytical Services, the $700 average retail price of our truck bed covers represented approximately 2% and 5%, respectively, of the vehicle purchase price, making it a relatively inexpensive upgrade for most consumers.

Our manufactured products are sold to consumers through installers, specialty retailers, online retailers and pickup truck dealerships. Our largest sales channel is composed of a fragmented base of over 5,000 installers and retailers that are supplied by warehouse distributors as well as by direct shipments from us, particularly for items such as fiberglass truck bed covers and truck caps that are difficult to ship due to size, weight and susceptibility to damage. Our second largest sales channel, online retail, is also highly fragmented, consisting primarily of retailers specializing in pickup truck accessories (including two owned and operated by us), retailers that offer a broader range of automotive parts and large ecommerce retailers. In our third largest sales channel, we have developed direct relationships with major pickup truck brands such as Chevrolet, Ford, GMC, Nissan, RAM and Toyota, selling our products under these brands through pickup truck dealerships and OEM-approved modification centers.

Through our two owned online retailers, Auto Customs and RealTruck, we participate directly in the fast- growing online retail sales channel. Operating these retailers provides us with direct access to consumers, allows us to maintain retail pricing of our manufactured products in the online marketplace and expands our offering to include third-party branded products. Our gross margin on net sales through Auto Customs and RealTruck is generally lower than the gross margin on net sales from our manufacturing operations and we expect our gross margins to decrease as a result of these acquisitions. Online retailers of pickup truck accessories sell directly to consumers items such as truck bed covers, bed liners, floor mats, grill guards, steps, tool boxes and towing products. Online purchases represented only 27% of specialty equipment sales in North America in 2014, according to SEMA. We believe there is an opportunity to grow the online channel at a rate higher than the growth of the overall accessory market through increased penetration driven by user-friendly interfaces for selecting the right product fit, call center technical support for DIY installation and targeted, search-engine based advertising.

Trends in our favor

We believe the market for our pickup truck accessories is well positioned for growth due to a variety of factors, including:

•

Increasing penetration of our accessories, particularly truck bed covers, due to rapid innovation that has promoted increased functionality:    We believe increased penetration is supported by the rapidly evolving selection of highly engineered accessories with advanced features and functionalities that have entered the marketplace, enabling pickup truck owners to customize their vehicles to meet a wide range of uses and aesthetic preferences.

•

Growing end user awareness of our accessories and availability of our products across a broader range of price points:    We believe the availability of accessory products spanning a broad range of retail price points appeals to a wide array of both new and used truck purchasers and owners across a spectrum of demographics, vehicle models and vehicle ages. We believe consumers have become generally more aware of our products through availability of online research and targeted advertising to key demographics.

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Evolving designs that have made pickup trucks more suitable as family and lifestyle vehicles due to increased functionality, versatility and fuel economy:    Truck models accounted for three of the top five vehicles sold in the United States through the first nine months of 2015, with the Ford F-150 and the Chevrolet Silverado at #1 and #2, according to WardsAuto. The designs and features of pickup trucks have expanded over time, evolving pickups from simple two-door work vehicles to more universal family and lifestyle vehicles with approximately 90% of the pickup trucks manufactured in the United States in 2014 having four-door cabs, according to WardsAuto. We believe this trend has resulted in increased accessorization of pickup trucks, as consumers often customize the vehicles to meet their specific needs.

•

A strong volume of new and used pickup truck transactions in North America, which often lead to purchases of accessories:    We estimate approximately 50 million pickup trucks were registered in North America in 2014, presenting a large base for accessory sales. We estimate that there were approximately nine million total pickup truck transactions in North America in 2014, with approximately 2.6 million new trucks sold, according to WardsAuto, and an estimated 6.5 million used trucks sold.

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An increasing population of registered pickup trucks in North America:    We estimate the population of registered pickup trucks is approximately 50 million and is growing. Pickup sales in North America have increased in recent years, growing 6% from 2013 to 2014 and 11% through the first nine months of 2015 compared to the same period in the prior year, according to WardsAuto. The average age of pickup trucks is estimated to have grown from 9.4 years in 2001 to over 12 years in 2012.

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Rising average retail selling prices of our primary products largely due to a shift in consumer preference from soft to hard truck bed covers, which generally have higher price points:    Our data indicates that the

average retail selling prices of our truck bed covers has grown over 50% since 2010, outpacing inflation in the United States largely due to a shift in consumer preference from soft to hard truck bed covers, which generally have higher price points. We believe increasing retail prices of accessories are supported by rising average retail prices on both new and used pickup trucks, which have cumulatively increased 16%, according to Edmunds.com, and 9%, according to ADESA Analytical Services, respectively, between 2010 and 2014.

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Increasing penetration of the online retail sales channel for accessories, allowing products to reach more consumers through a targeted approach:    The online retail channel for pickup truck accessory sells directly to consumers, and online purchases represented only 27% of specialty equipment sales in North America in 2014, according to SEMA. We believe there is an opportunity to grow the online channel at a rate higher than the growth of the overall accessory market through increased penetration driven by through user-friendly interfaces for selecting the right product fit, call center support for DIY installation and targeted, search-engine based advertising.

Our strengths

We believe our success is attributable to the following factors:

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Market leader in attractive categories of the pickup truck accessory market.    We are one of the leaders by sales in the pickup truck accessory market, and we hold the #1 or #2 North America market position for truck bed covers, truck caps and carpeted bed liners. Further, we hold the #1 position in all seven major sub-categories of functional truck bed cover types. We are also one of the top manufacturers of truck caps, including fiberglass and aluminum offerings, and the largest manufacturer in North America of carpeted bed liners, a premium alternative to molded plastic or spray-on liners. We believe sales of these product categories are experiencing outsized growth, compared to the overall vehicle accessory industry, due to increasing penetration on both new and used pickup trucks.

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Portfolio of brands highly recognized within their categories.    We manufacture products under eight primary brands, Extang, TruXedo, UnderCover, Advantage, Retrax, BAK, A.R.E. and BedRug, which each offer distinct functionalities and value propositions and together cover a wide range of retail price points and product variations. We believe our brands are among the most recognizable in the industry and these brands are associated with innovation, performance, functionality and quality by both consumers and installers of our products. Additionally, nearly all of our products are assembled in the United States, a feature that we believe is valued by the consumers of our products. We believe our specialty online retailers, Auto Customs and RealTruck, are highly recognized among pickup truck and SUV enthusiasts, with loyal and growing customer bases.

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Innovative products and rapid product development capabilities.    Our ability to develop innovative products has been a key driver of our success and our organic growth. Assuming we owned all of our acquired businesses since 2010, our organic net sales increased at a compound annual growth rate, or CAGR, of 17%, growing from $232 million in 2010 to $436 million in 2014. Approximately one-quarter of our 2014 truck bed cover net sales, before giving effect to the 2015 Acquisitions, were from products developed over the past five years, and we have launched 57 new products since the start of 2014. We have a team of 30 engineers that develop new, advanced features and functionalities in response to targeted customer needs, which we believe drives increased demand for our products. In order to protect our designs, we have developed a significant portfolio of intellectual property that includes more than 60 U.S. patents.

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Established distribution relationships.    We sell our products to installers and consumers primarily by leveraging our established relationships with warehouse distributors, online retailers and pickup truck OEMs/dealerships. We have entered into preferred relationships with key warehouse distributors, which we believe constitutes an important advantage. We believe our market presence, targeted advertising, field salesforce, strength of brands and rapid delivery capabilities produce strong end-user demand for our products, creating value for our distributors and retailers that have fostered long-standing relationships. Further, we believe the gross profit contribution from our products is meaningful to our distributors given the relatively high average retail selling prices of our primary products as compared to other accessory categories, making us a highly valued supplier within our distribution channels. We also own and operate two online retailers, Auto Customs and RealTruck, which provides us with direct access to consumers, allows us to maintain retail pricing of our manufactured products in the online marketplace and expands our offering to include third-party branded products. We believe this diversified distribution model reduces our reliance on any one channel or customer and allows us to reach consumers wherever and however they make purchase decisions.

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Lean operations and a commitment to continuous improvement.    We operate our facilities on a lean, just-in-time demand-pull system in which we typically manufacture products based on incoming orders rather than building finished goods inventory. We believe this system has supported our financial performance and our ability to efficiently serve our customers. Our commitment to lean manufacturing and distribution practices supported inventory turns of approximately 12 times in 2014 and enables us to ship many of our products sold in the online retail channel within 24 to 48 hours of receiving an order, a service that we believe is highly valued by our customers. We have embraced a culture of continuous improvement and seek opportunities to increase our efficiency and reduce our cost structure, sharing best practices across our manufacturing facilities. With these methodologies, we have realized significant synergies in the businesses that we have acquired; for example, our corporate sourcing strategy uses economies of scale to reduce procurement costs across our different brands and manufacturing facilities.

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Committed management team with deep sector expertise.    Our senior management team has an average of 11 years of industry experience and 20 years of executive experience. Our Chief Executive Officer, William J. Reminder, and Chief Operating Officer, Kelly Kneifl, are founding employees of THI who served as chief executives of our predecessor companies, Extang Corporation and TruXedo, Inc. respectively. Furthermore, management owns a significant stake in Truck Hero, Inc. Management has overseen growth from approximately $36 million of net sales in 2007 to $436 million of Pro Forma Year Ended December 31, 2014 (Unaudited) net sales and will continue to pursue attractive growth opportunities.

Our products

We offer a broad portfolio of vehicle accessories, including products manufactured by us that we sell through multiple channels, primarily truck bed covers, truck caps and bed liners, as well as a broad range of third-party branded vehicle accessories that we sell online, including floor mats, grill guards, steps, tool boxes and towing products. Our products address many different functionalities across a broad range of retail price points. Many of these products are vehicle-specific and are available for substantially every make and model of pickup truck marketed in North America over the past 40 years.

(1) Includes bed liners that we manufacture as well as third-party branded products that we sell online and other miscellaneous products.

Truck bed covers

We manufacture a portfolio of branded and private label truck bed covers and accessory options across a wide range of retail price points and product functionality. Truck bed covers are designed to cover the beds of pickup trucks, providing for secure cargo storage, weather protection and aesthetic enhancement, and they can also improve fuel efficiency through increased aerodynamics. The truck bed cover market is bifurcated into two primary categories: soft truck bed covers and hard truck bed covers. A consumer’s preference between the soft and hard truck bed cover category is generally driven by perceived security, durability, style, aesthetics, ease of installation and price, with hard truck bed covers generally providing the more premium options. Truck bed covers accounted for 60% of our Pro Forma Year Ended December 31, 2014 (Unaudited) net sales.

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Soft truck bed covers are typically made of vinyl fabric and are attached to an aluminum frame which is clamped to the body of the truck bed. Soft truck bed covers have evolved from snap to roll-up and folding designs for enhanced truck bed accessibility, aesthetics and ease of installation. Soft truck bed covers typically have retail prices in the range of approximately $200 to $500 per unit.

•	Snap—Economical option that snaps to an aluminum, clamped-on frame

•	Soft Roll-up—Can be rolled up on the back of a pickup truck. Generally reinforced with aluminum support bars and is simple to install using basic tools

•	Soft-Folding—Folds into multiple sections, allowing easy access to the bed. Generally reinforced with aluminum support bars

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Hard truck bed covers are constructed of rigid materials such as aluminum, ABS composite and fiberglass to provide increased protection and security. Hard truck bed covers are available in a variety of designs, including folding, retractable, one-piece and roll-up, with some available in colors matching the vehicle’s original paint. Our hard truck bed covers have retail prices in the range of approximately $650 to $2,500 per unit.

•	Hard-Folding—Three or four panel covers manufactured from either an expanded polystyrene or polypropylene core with an aluminum or fiberglass skin that fold toward the cab to allow bed access

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Retractable—A series of aluminum slats or one-piece polycarbonate panel that roll up into a canister behind the cab to allow bed access. May be spring loaded or motorized for ease of entry and can typically be locked in open positions to allow for partial closure if desired

•	One-Piece—Made of fiberglass or ABS composite, a lighter weight alternative. May be painted to match the vehicle and tilt up to allow access to the bed

•	Hard Roll-up—Heavy-duty aluminum slats covered with a vinyl fabric that roll up to the cab to allow access to the bed

We believe that the majority of the truck bed covers we sell, including through our online retailers, are to owners of existing pickup trucks as opposed to purchasers of new pickup trucks. For example, consumers who registered their Extang and TruXedo truck bed covers with us in 2012, 2013 and 2014 reported that between 55-65% of those registered truck bed covers were purchased for use on pickup trucks greater than one year old.

Truck caps

We manufacture a portfolio of fiberglass and aluminum truck caps under the A.R.E. brand. Truck caps enclose the beds of pickup trucks, providing a secure and weather resistant storage area for recreational gear, tools or other cargo. Marketed to both consumers and professionals, truck caps offer more storage space than truck bed covers and are typically customized to match the color and style of the host vehicle. Our truck caps have retail prices ranging from approximately $950 to $5,500 and accounted for 16% of our Pro Forma Year Ended December 31, 2014 (Unaudited) net sales.

We offer a line of seven base models of fiberglass truck caps that are targeted for consumer or recreational use and which cover a range of functions, styles and retail price points. We offer customization options that include windows and screens, roof racks, doors and trim, locks and latches and interior features such as lighting, carpeting and a selection of storage options for tools, recreational equipment and other cargo. Our truck caps are available for most pickup truck models sold in North America over the past 35 years.

We also offer a comprehensive line of aluminum and fiberglass truck caps that are marketed to professional and commercial customers. Our commercial products include features such as tool racks, sliding cargo carriers, roof racks, locks and security systems and are marketed to technicians, contractors and professionals in the pest control, lawn care, property maintenance and security industries. Our aluminum Deluxe Commercial Unit (“DCU”) line is our best-selling commercial truck cap, a heavy-duty solution for professionals that includes weather-sealed doors and automotive-style locks and is available in more than 200 variations, with different options for height, interior finish, rear and side doors, toolbox and shelving configurations, ladder racks and interior lighting.

Bed liners

We manufacture a suite of eight bed liner products under the BedRug brand. Bed liners protect the beds of pickup trucks and their cargos from scratches, dents and overall wear, keep cargo from sliding around the truck bed, and increase the aesthetics of the truck bed. Our products are high-end “drop-in” liners with a heavy-duty polypropylene foam base and a carpeted or rugged texturized finish and are a premium alternative to one-piece plastic or spray-on liners. Additionally, our liners are designed to not absorb water, to resist mold and mildew, to be simple to clean with a hose or power washer and to dry in as little as 20 minutes. Our liners are well-known in the market among consumers and installers for their aesthetic appeal and ease of installation, requiring only Velcro fasteners. Our liners are designed for heavy-duty use, made of impact-resistant and waterproof materials that are resistant to gasoline, oil, bleach, acid and other common chemicals. Our bed liners come in simple and custom molded variations that range in retail price from approximately $100 to $425 per unit, with custom fits available for a wide range of pickup trucks and Jeep Wrangler models. Bed liners accounted for 3% of our Pro Forma Year Ended December 31, 2014 (Unaudited) net sales.

Third-party branded accessories offered online

We offer a broad range of third-party branded vehicle accessories that we sell online, including floor mats, grill guards, steps, tool boxes and towing products. Floor mats protect the interior carpet of vehicles from soiling and often are available in custom fits for specific vehicle models. Grill guards protect the fronts of vehicles from rocks, brush and debris, and are typically added to vehicles for both functional and aesthetic purposes. Steps can include simple steps, contoured running boards along the length of the vehicle or nerf bars, which are formed tubes that run along the bottom edge of the truck and function as steps. Tool boxes are added to the pickup bed for storage of tools and cargo and are available in various sizes. Hitch products include a wide range of hitch assemblies, hitch balls, wiring harnesses and connectors used for towing trailers. Third-party branded accessories accounted for 16% of our Pro Forma Year Ended December 31, 2014 (Unaudited) net sales.

Our brands

THI distributes its suite of manufactured products through eight primary brands and under a number of private labels. Each of our brands offers a distinct functionality and value proposition to consumers and, together, they cover a wide range of retail price points and product variations. We believe our brands are among the most recognized in the industry by professional installers. Additionally, nearly all of our products are assembled in the United States, a feature that we believe is valued by many consumers of our products and that we believe creates a meaningful advantage over foreign manufacturers. Our eight primary brands are:

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Extang—Founded in 1982, the Extang brand includes hard-folding, soft-folding, soft roll-up and soft snap truck bed covers under 22 product lines with more than 2,200 unique SKUs. Extang holds 36 U.S. patents and has sold more truck bed covers over time than any other active brand in North America. The retail prices of Extang products range from approximately $180 to $900 and net sales for this brand have increased at a CAGR of 8% between 2010 and 2014.

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TruXedo—Founded in 2000, the TruXedo brand includes soft roll-up and hard roll-up truck bed covers under seven product lines with more than 1,800 unique SKUs. TruXedo holds 12 U.S. patents and in 2014 sold the most truck bed covers of any of our brands. The retail prices of TruXedo products range from approximately $270 to $850 and net sales for this brand have increased at a CAGR of 14% between 2010 and 2014.

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UnderCover—Founded in 1999, the UnderCover brand includes hard one-piece ABS composite and hard-folding truck bed covers under 11 product lines with more than 700 unique SKUs. UnderCover introduced the first ABS composite alternative to fiberglass truck bed covers with the launch of the UnderCover Classic and Lux product lines in 2001 and 2011, respectively. ABS composite covers are lighter than fiberglass, making them easier to remove and store and capable of being shipped through traditional distribution channels. Undercover truck bed covers can be painted to match the original paint color of the truck. We believe we are the only manufacturer of ABS composite one-piece truck bed covers in North America. The retail prices of Undercover-branded products range from approximately $650 to $1,500. Net sales for this brand have increased at a CAGR of 23% between 2010 and 2014.

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Retrax—Founded in 1996, the Retrax brand includes low-profile retractable truck bed covers under six product lines with over 800 unique SKUs and has one U.S. patent. Retrax offers aluminum and polycarbonate retractable truck bed covers that are electrically or manually powered. Retrax-branded products sell in a higher retail price range than most of our other brands, with retail prices ranging from approximately $1,200 to $2,500. The Retrax brand is positioned in the market as a premium line of products, and Retrax-branded products are typically installed on newer and more expensive trucks. Net sales for this brand have increased at a CAGR of 34% between 2010 and 2014.

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Advantage—Founded in 2002, the Advantage brand includes soft folding, soft snap and hard folding truck bed covers. Advantage focuses on the OEM/dealership channel and has developed relationships with Chrysler, Ford, General Motors and Nissan. Advantage has three U.S. patents and offers over 1,000 unique SKUs. Advantage-branded products have retail prices of between approximately $200 and $700, and net sales for this brand have grown at a CAGR of 12% between 2010 and 2014.

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BAK—Founded in 1988, the BAK brand includes hard-folding, retractable and hard roll-up truck bed covers, as well as bed rails and storage boxes. BAK offers 750 unique SKUs and holds seven U.S. patents. We believe BAK’s share of the hard-folding truck bed cover market is approximately twice as large as its nearest competitor. BAK was early to establish a strong presence in the online retail channel, and it also developed international distribution with sales in Mexico, South America and the Middle East. BAK-branded products have retail prices between approximately $800 and $1,700 and its net sales are the largest of any of our six truck bed cover brands. Net sales for this brand have grown at a CAGR of 49% between 2010 and 2014.

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A.R.E.—Founded in 1969, the A.R.E. brand includes highly-engineered fiberglass truck caps, fiberglass truck bed covers and aluminum truck caps and is the largest of all of our eight brands by net sales. A.R.E. offers over 1,400 unique SKUs and holds three U.S. patents. A.R.E. is one of the top two manufacturers of fiberglass truck caps by volume and is a top manufacturer of aluminum commercial truck caps by volume. A.R.E.-branded fiberglass truck cap products have retail prices of $1,450 to $2,400, its truck bed cover products have a suggested retail price of approximately $975 to $1,550, and its commercial products have retail prices of approximately $950 to $5,500. A.R.E. has won numerous industry awards including Ford’s Project Excellence Award in 2015 for the F-150. Net sales for this brand have grown at a CAGR of 6% between 2010 and 2014.

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BedRug—Founded in 1994, the BedRug brand is the leader in durable high-end cushioned and carpeted protective liners for pickup truck beds, vans and Jeep Wranglers. BedRug maintains two U.S. patents and offers over 400 SKUs. BedRug-branded products are sold through multiple channels including private label products for Ford, General Motors and RAM. BedRug also supplies some products and components, including hard panels for our hard-folding truck bed covers as well as a number of injection molded plastic components, to other THI brands. BedRug’s Jeep display won the 2013 SEMA award for Best New Merchandising Display. Net sales for this brand adjusted for intercompany sales have grown at a CAGR of 15% between 2010 and 2014.

In addition to the manufactured products offered under our eight brands, we also manufacture truck bed covers under a number of private label brands. We have developed direct relationships with major pickup truck brands such as Chevrolet, Ford, GMC, RAM and Toyota, selling our products under these brands through pickup truck dealerships and OEM-approved modification centers that add accessories to special-edition vehicles. Additionally, we sell a selection of our products to some of our warehouse distributor and online retailer customers under private label brands, including American Tonneau, Freedom, Gator and TrailFX. Sales of our manufactured truck bed cover products under private labels accounted for 10% of our Pro Forma Year Ended December 31, 2014 (Unaudited) net sales. Sales of our manufactured products under private label brands are included in the calculation of the 2010 to 2014 net sales CAGRs presented for each of our eight primary brands.

Additionally, through our two owned online retailers we sell vehicle accessories directly to consumers, including products manufactured by us and by third parties:

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Auto Customs—Founded in 2005, Auto Customs is an online retailer offering a selection of over 75,000 SKUs of vehicle accessories manufactured by us and by third-parties, focusing predominantly on accessories for pickup trucks and SUVs. During 2014, Auto Customs averaged over 11,000 visitors per day to its 16 different websites. Auto Customs provides in-depth product expertise and installation advice, and it differentiates its sites in the marketplace through online videos and manuals. Auto Customs’ net sales have grown at a CAGR of 32% between 2010 and 2014.

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RealTruck—Founded in 1997, RealTruck is an online retailer offering a broad range of over 85,000 SKUs of vehicle accessories manufactured by us and by third-parties. RealTruck focuses predominantly on accessories for pickup trucks and SUVs. RealTruck has an email subscriber base of over 350,000 contacts and, during 2014, RealTruck averaged over 41,000 visitors per day to its website, www.RealTruck.com. In 2014, RealTruck was ranked the 14th fastest growing e-commerce site in the Internet Retailer Top 500 ranking. RealTruck’s net sales have grown at a CAGR of 48% between 2010 and 2014.

Brands	Product offering	Approximate retail price range
	• Soft-folding • Soft roll-up • Soft snap • Hard-folding	$180 to $900

	• Soft roll-up • Hard roll-up	$270 to $850

	• Hard one-piece • Hard-folding	$650 to $1,500

	• Retractable	$1,200 to $2,500

	• Soft-folding • Soft snap • Hard-folding	$200 to $700

	• Hard-folding • Retractable • Hard roll-up	$800 to $1,700

	• Fiberglass truck caps • Aluminum truck caps • Fiberglass truck bed covers	Truck caps: $950 to $5,500 Truck bed covers: $975 to $1,550

	• Carpeted bed liners • Rugged texturized bed liners • Jeep Wrangler liners	$100 to $425

Private label brands	• Truck bed covers • Bed liners	$180 to $1,750

	• Truck bed covers • Bed liners • Floor mats • Grill guards • Steps, running boards and nerf bars • Tool boxes • Towing products	Up to $2,000

Our operations

Sales and distribution

The products that we manufacture are sold to consumers through installers, specialty retailers, online retailers and pickup truck dealerships. We believe this diversified distribution model, illustrated below, reduces our reliance on any one channel or customer and allows us to reach consumers wherever and however they make purchase decisions:

Sales channels

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Installers and retailers:    Our largest sales channel, accounting for 60% of our Pro Forma Year Ended December 31, 2014 (Unaudited) net sales, is composed of a fragmented base of over 5,000 installers and retailers that are supplied by warehouse distributors as well as by direct shipments from us, with direct shipments used particularly for items such as fiberglass truck bed covers and truck caps that are difficult to ship due to size, weight and susceptibility to damage.

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Warehouse distributors:    Warehouse distributors maintain inventories of a wide range of products that they provide to their customers on an as-needed basis. Warehouse distributors hold inventory of high-volume accessories, minimizing the inventory that needs to be carried by installers and retailers, who typically need to offer top products with a lead time of 24 to 48 hours. A majority of our deliveries to warehouse distributors are shipped within five to ten days of receipt of an order. We have negotiated a preferred distribution agreement with the largest automotive and pickup truck accessory warehouse distributor, Keystone, which is a subsidiary of LKQ Corporation. Sales made through warehouse distributors accounted for approximately 38% of our Pro Forma Year Ended December 31, 2014 (Unaudited) net sales.

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Direct shipments:    Some of our orders from installers and retailers are filled directly by us through a fleet of delivery vehicles that we own and operate as well as through conventional shipping methods. Our fleet includes 55 leased semi-tractors and 70 company-owned, customized trailers that deliver truck caps and truck bed covers for our A.R.E. brand directly to 680 independent installers and retailers and over 100 fleet customers in the United States and Canada. These fiberglass and aluminum products are dimensionally large, heavy to ship and must be handled with care to prevent damage to their painted finishes, requiring specialized shipping. Our delivery trailers feature A.R.E.’s specially designed modular racking system that allows for damage-free shipment. A majority of these shipments are delivered to customers within two to three weeks of an order. Products directly shipped to customers accounted for 22% of our Pro Forma Year Ended December 31, 2014 (Unaudited) net sales.

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Online retailers:    Our second largest sales channel, online retail, is fast growing and highly fragmented, consisting primarily of retailers specializing in pickup truck accessories (including two owned and operated by us), retailers that offer a broader range of automotive parts and large ecommerce retailers. Products ordered through this channel are typically shipped directly by us to consumers, with shipping times ranging from overnight to several days. Sales in the online retail channel accounted for 26% of our Pro Forma Year Ended December 31, 2014 (Unaudited) net sales. We believe our online sales growth has been aided by our strong brand recognition, simple installation procedure for a selection of our products and ability to fill many orders the same or next day.

Through our two owned online retailers, Auto Customs and RealTruck, we participate directly in the fast- growing online retail sales channel. Operating these retailers provides us with direct access to consumers, allows us to maintain retail pricing of our manufactured products in the online marketplace and expands our offering to include third-party branded products. Online purchases represented only 27% of specialty equipment sales in North America in 2014, according to SEMA. We believe there is an opportunity to grow the online channel at a rate higher than the growth of the overall accessory market through increased penetration driven by user-friendly interfaces for selecting the right product fit, call center technical support for DIY installation and targeted, search-engine based advertising. In addition to our truck bed covers and bed liners, Auto Customs and RealTruck offer over 105,000 SKUs of other interior, exterior, performance and specialty vehicle accessories, including third-party branded truck bed covers, bed liners, floor mats, grill guards, steps, tool boxes and towing products. Combined sales of Auto Customs and RealTruck have grown by approximately 38% from 2010 to 2014 and accounted for 21% of our Pro Forma Year Ended December 31, 2014 (Unaudited) net sales. Sales of products manufactured by us accounted for approximately 33% of Auto Customs’ and RealTruck’s combined 2014 net sales.

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OEM / pickup dealerships:    In our third largest sales channel, we have developed direct relationships with major pickup truck brands such as Chevrolet, Ford, GMC, Nissan, RAM and Toyota, selling our products under these brands through pickup truck dealerships and OEM-approved modification centers that add accessories to special-edition vehicles. Our products are installed onsite at pickup dealerships and modification centers rather than in OEM manufacturing plants and must meet standard OEM supplier quality standards. Dealerships can typically include a factory installed truck bed cover, truck cap or bed liner in the financing package offered to the consumer. Products sold through this channel accounted for 8% of Pro Forma Year Ended December 31, 2014 (Unaudited) net sales.

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Other channels:    Other sales channels for our products include fleet customers, such as Verizon, AT&T and Duke Energy, international retailers and other miscellaneous sources of orders. Other channels accounted for 6% of Pro Forma Year Ended December 31, 2014 (Unaudited) net sales.

We employ a total salesforce of 45 experienced professionals who have on average more than 15 years of industry experience. Our sales teams share best practices at the corporate level, with continuity provided by a national sales manager for each brand that reports directly to our Chief Executive Officer. We use a centralized Customer Relationship Management (“CRM”) database to enhance cross-selling efforts.

Customers

We believe our market presence, targeted advertising, field salesforce, strength of brands and rapid delivery capabilities produce strong end-user demand for our products, creating value for our distributors and retailers with which we have fostered long-standing relationships. Our top ten customers by net sales for the Pro Forma Year Ended December 31, 2014 (Unaudited) have an average tenure with us or our predecessors of more than 15 years. Keystone accounted for 24% of our net sales for the year ended December 31, 2013, 23% of our net sales for the Predecessor period of 2014, 20% of our net sales for the Successor period of 2014 and 12% of our net sales for the Pro Forma Year Ended December 31, 2014 (Unaudited). Meyer Distributing accounted for 14% of our net sales for the year ended December 31, 2013, 14% of our net sales for the Predecessor period of 2014, 12% of our net sales for the Successor period of 2014 and 7% of our net sales for the Pro Forma Year Ended December 31, 2014 (Unaudited). Additionally, we plan to launch a new advertising and marketing campaign in the fourth quarter of 2015 or the first quarter of 2016 that will emphasize increased customer engagement.

Suppliers

We maintain long-standing relationships with many of our key suppliers. Our primary purchases include commodities such as aluminum, ABS, polypropylene and vinyl, as well as plastic components. We may mitigate our exposure to price fluctuations for aluminum through forward purchasing contracts. As our purchase volumes have increased through organic growth and acquisitions, we have used economies of scale to lower many of our input costs with a corporate purchasing strategy. For some goods, such as polypropylene, we have a single source supplier, but generally, we are not dependent on a single supplier for our key components, and we maintain multiple sources for procurement of key raw materials.

Manufacturing

Our manufacturing processes generally involve fabric cutting and sewing operations, metal fabrication, thermoforming, plastic foam extrusion, fiberglass forming, assembly and painting. We have embraced a culture of continuous improvement through lean manufacturing and quality certification processes and have demonstrated consistent improvement in production efficiency, product quality, customer delivery, process design and cost management across our business and the businesses that we have acquired.

We operate our facilities on a lean, just-in-time demand-pull system in which we typically manufacture products based on incoming orders rather than building finished goods inventory. We believe this system has driven down the cost structure of our operations and those of the businesses that we have acquired and supports our ability to efficiently serve our customers. Our system utilizes modern software to communicate with customers and suppliers and to manage customer orders, supplier releases, production scheduling and shop floor inventory. Due to our lean approach, orders for many of our products sold through the online retail channel can typically be shipped within 24 to 48 hours of being placed, enabling overnight drop shipments, a service that we believe is highly valued by our customers. Further, our commitment to lean manufacturing and distribution practices and inventory management supported inventory turns of approximately 12 times in 2014. We constantly seek opportunities to increase our efficiency and reduce our cost structure, sharing best practices across our manufacturing facilities that have driven down costs in our business and have led to significant synergies in the businesses that we have acquired.

Over the next two to three years we will make sizable investments in information technology systems to adequately support our future growth plans. Although difficult to estimate, the investment could cost as much as $10 million over the next three years. See “Risk factors—We may not successfully develop and implement a new information technology infrastructure which may prove costly.”

Facilities

We manufacture our products at 12 manufacturing facilities in eight locations within the United States. Additionally, we maintain one warehouse distribution facility for our A.R.E. line of products and two retail distribution facilities for our Auto Customs online retailer. The following table sets forth our principal facilities as of September 30, 2015:

Facilities summary

Facility	Brand /Company	Sq. Ft.	Facility type	Owned / leased

Ann Arbor, MI	Extang, Advantage	200,000	Manufacturing; Headquarters	Leased through 2024

Yankton, SD(1)	TruXedo	80,000	Manufacturing	Owned

Rogersville, MO	UnderCover	212,000	Manufacturing	Leased through 2020

Old Hickory, TN(2)	BedRug	97,500	Manufacturing	Each leased through 2018

Grand Forks, ND(3)	Retrax	60,000	Manufacturing	1 owned; 2 leased through 2016

San Fernando, CA	BAK	53,000	Manufacturing	Leased through 2016

Canton (Area), OH(3)	A.R.E.	450,000	Manufacturing	Leased through 2016, 2018 and 2024

Sparks, NV	A.R.E.	27,000	Warehouse distribution	Leased through 2024

Jamestown, ND	RealTruck	7,500	Office building	Leased through 2019

Fargo, ND	RealTruck	2,500	Office building	Leased through 2019

Ocala, FL(3)(4)	Auto Customs	38,500	Retail distribution; Office building	Leased through 2016 and 2017 and one monthly lease

Jasper, IN	Auto Customs	33,000	Retail distribution	Monthly lease

(1)	Includes new capacity under construction.

(2)	Includes two separate facilities.

(3)	Includes three separate facilities.

(4)	Includes two office buildings and one retail distribution center.

We are currently increasing our manufacturing capacity at the TruXedo plant in Yankton, South Dakota, a project which is expected to be completed by the fourth quarter of 2015. We have the ability at several of our facilities to add shifts, if necessary, in order to meet additional demand.

Employees

As of September 30, 2015, we had approximately 2,000 permanent and temporary employees, all of whom are non-union. All employees are located in the United States. We consider our relationships with our employees to be good.

Intellectual property

We have developed proprietary technology that we believe provides us with an advantage in the pickup truck accessory and appearance products markets. We seek to maintain intellectual property protection across the range of our technology and products. Our intellectual property strategy includes patent, trademark and trade secret protection. We also use confidentiality agreements and other contractual provisions to restrict access to and disclosure of our intellectual property. As of September 30, 2015, we hold more than 60 U.S. patents that cover our technical product designs and innovations and hold more than 50 U.S. trademark registrations to protect our brands. Our patents and trademarks are filed in the United States and Canada. Our issued patents are scheduled to expire beginning in 2016 through 2033. Over 95% of 2014 truck bed cover net sales were derived from products with patented features, including most of our newest and best-selling products.

Competition

The markets for our products are highly competitive. We compete with other companies that manufacture and retail accessory and appearance products. While the pricing of competing products is a factor, we believe competition in the accessory and appearance products market is principally based on product functionality and design, brand recognition, delivery lead times, quality and warranty. The ability to innovate products and features is a key point of differentiation among top competitors. Original equipment automotive suppliers have not historically competed in these product types.

Within the market for truck bed covers, our main competitors include The Truck Accessories Group, LLC (under the brands Leer, Century, Pace Edwards and Raider), Roll-N-Lock Corporation, SnugTop, Agri-Cover, Inc. (under the brand Access), Bridgeway Enterprises, Inc. (under the TonnoPro brand), Lund International, Inc., Bestop, Inc. Truck Covers USA and American Tonneau Company. Within the market for truck caps, our main competitors include The Truck Accessories Group, LLC (under the brands Leer, Century and Raider) and SnugTop. To our knowledge, we are the only manufacturer of carpeted bed liners in North America. Within the market for molded plastic or spray-on liners, the main competitors include Sports Resorts International (under the Rugged Liner brand), Rhino Linings Corporation, Advanced Protective Coatings, Inc. (under the Line-X brand), Industrial Polymers Corporation (under the Speedliner brand), DualLiner, LLC, Pendaform Company (under the Pendaliner brand) and Old World Industries, LLC (under the Herculiner brand).

The online retail channel for sales of pickup truck accessories is highly fragmented. Our RealTruck and Auto Customs subsidiaries compete primarily with a fragmented set of small specialty online truck accessory retailers, generalist auto parts retailers with online offerings including AutoZone, Inc. (through its AutoAnything subsidiary), U.S. Auto Parts Network, Inc., Advance Auto Parts, Inc., The Pep Boys and National Automotive Parts Association (also known as “NAPA”) and large ecommerce retailers such as Amazon.com, Inc. and eBay, Inc.

Government regulation and legislation

The manufacturing, packaging, storage, distribution, advertising and labeling of our products and our business operations all must comply with extensive federal, state and foreign laws and regulations and consumer protection laws. Governmental regulations also affect taxes and levies, capital markets, healthcare costs, energy usage, international trade, immigration and other labor issues, all of which may have a direct or indirect negative effect on our business and our customers’ and suppliers’ businesses. We are also required to comply with certain federal, state and local laws and regulations and industry self-regulatory codes concerning privacy and data security. These laws and regulations require us to provide customers with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we store or transfer sensitive information, or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. International jurisdictions impose different, and sometimes more stringent, consumer and privacy protections.

Our ecommerce business is subject to domestic and foreign laws and regulations applicable to companies conducting business on the internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the internet and ecommerce, and these laws are continually evolving. The continued growth and demand for ecommerce is likely to result in an increase in the number and complexity of laws and regulations that impose additional compliance burdens on ecommerce companies.

Our products are subject to export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, and similar laws that apply in other jurisdictions in which we distribute or sell our products. Export control and economic sanctions laws include prohibitions on the sale or supply of certain products and services to certain embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the import of certain products, through import permitting and licensing requirements, as well as customs, duties and similar charges, and have enacted laws that could limit our ability to distribute our products. The exportation, reexportation, and importation of our products, including by our partners, must comply with these laws or else we may be adversely affected, through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products. Complying with export control and sanctions laws for a particular sale may be time consuming and may result in the delay or loss of sales opportunities. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export, sanctions or import laws, may delay the introduction and sale of our product in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and operating results.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our exposure for violating these laws would increase to the extent our international presence expands and as we increase sales and operations in foreign jurisdictions.

Environmental matters

We are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations governing, among other things, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the environment; and the health and safety of our employees. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution. These permits are subject to modification, renewal and revocation by issuing authorities. We have incurred and expect to continue to incur significant costs to maintain or achieve compliance with environmental, health and safety laws and regulations.

Legal proceedings

From time to time, we are subject to legal proceedings and claims in the ordinary course of business. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, commercial, product liability and employment related claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, we believe the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

Management

Directors and executive officers

The following table sets forth the names and ages of the individuals who serve as our executive officers and directors as of September 30, 2015:

Name	Age	Position

Executive Officers:

William J. Reminder	51	Chief Executive Officer, President and Director

Kelly Kneifl	48	Chief Operating Officer and Vice President

Jim Bresingham	47	Chief Financial Officer and Secretary

Non-Employee Directors:

Jeffrey S. Barber(1)(3)	42	Director

Michael S. Berk(2)(3)	45	Chairman of the Board of Directors

Thomas R. Gibson(1)(2)	73	Director

John K. Haley(1)(4)	64	Director

Lisa R. Kranc(2)(3)	62	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Mr. Haley joined our board of directors in October 2015.

Executive officers

William J. Reminder.    Mr. Reminder has served as our President and Chief Executive Officer and member of our board of directors since November 2007. Before joining Truck Hero, Inc., Mr. Reminder served as President and Chief Operating Officer of Extang Corporation, a truck accessories manufacturer, from May 2001 to November 2007. Mr. Reminder has over 27 years of senior executive experience including serving as Vice President of Finance for Strategic Staffing Solutions, a professional staffing company, Chief Operating Officer for Knoppow Industries, Limited, a custom window treatment and wallcovering retailer/manufacturer, and Corporate Controller for Dee Kay Enterprises, a retailer of wallcoverings and window blinds. Mr. Reminder holds a Bachelor of Business Administration from Eastern Michigan University.

We believe that Mr. Reminder is qualified to serve as a member of our board of directors because of his significant operational experience gained from serving as our Chief Executive Officer and also as an executive at other companies in the truck accessories business as well as his deep knowledge of our industry.

Kelly Kneifl.    Mr. Kneifl has served as our Chief Operating Officer and Vice President since November 2007. Before joining Truck Hero, Inc., Mr. Kneifl served as Vice President of Sales and Branch Operations and Vice President of the Truxedo Business Unit at Shur-Co., the former parent company of TruXedo, Inc., from October 1995 to November 2007. Mr. Kneifl served on our board of directors from November 2007 to July 2014. Mr. Kneifl also served as Chairman of the Light Truck Accessory Alliance from July 2010 to July 2012. Mr. Kneifl holds a Bachelor of Science from Wayne State College.

Jim Bresingham.    Mr. Bresingham has served as our Chief Financial Officer since April 2015. Before joining THI, Mr. Bresingham served as Chief Financial Officer at the Pampered Chef, Ltd., a consumer goods company owned by Berkshire Hathaway, from September 2009 to April 2015. From 2004 to 2008, Mr. Bresingham served in a number of roles at Sirva Worldwide, Inc., a global relocations and moving company, including Vice President of Business Development, Chief Accounting Officer and ultimately Chief Financial Officer in November 2007. Sirva Worldwide, Inc. filed for Chapter 11 bankruptcy protection in February 2008 and re-organized and emerged in May 2008 as a private company. Mr. Bresingham also served as a Director of Transaction Services at PricewaterhouseCoopers from 1997 through 2001. Mr. Bresingham holds a Bachelor of Arts in Accounting from the University of Illinois at Urbana-Champaign and a Masters in Business Administration from the University of Chicago.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

Non-employee directors

Jeffrey S. Barber.    Mr. Barber has served on our board of directors since July 2014. Mr. Barber joined TA Associates, a private equity firm, in August 2001 and has served as one of its Managing Directors since January 2007. Currently, Mr. Barber co-heads TA Associates’ North American Consumer and Healthcare Group. Mr. Barber serves or has served on several public and private company boards, including Vatterott College, an educational services company, since November 2009; Full Sail University, a for-profit university focused on entertainment-related study, since August 2011; the Los Angeles Film School, a for-profit college offering degrees related to the entertainment industry, since August 2011; and Amplify Snack Brands, Inc., a publicly traded better-for-you snack company, since July 2014. Mr. Barber previously served on the boards of Cath Kidston Ltd, a fashion company, from 2010 to 2015; Dymatize Enterprises LLC, a nutritional supplements company, from 2010 to 2014; and Tempur Sealy International, Inc., a publicly-traded mattress company, from 2002 to 2009. Mr. Barber also serves as a Trustee of The Johns Hopkins University, The Buckingham, Brown and Nichols School and the U.S. Lacrosse Foundation. Mr. Barber holds a Bachelor of Arts from Johns Hopkins University and a Masters in Business Administration from Columbia University School of Business.

We believe that Mr. Barber is qualified to serve as a member of our board of directors because of his extensive experience in the private equity industry and his deep knowledge of our industry.

Michael S. Berk.    Mr. Berk has served on our board of directors since July 2014, and as our Chairman of the board of directors since August 2015. Mr. Berk joined TA Associates, a private equity firm, in February 2004 and has served as one of its Managing Directors since January 2007. Mr. Berk serves or has served on several public and private company boards, including Professional Warranty Service Corporation, a provider of home warranty products and services, since August 2006; SpeedCast International Ltd, a publicly traded satellite solutions company, since September 2012; and Towne Park, a specialized hospitality services company, since December 2013. Mr. Berk previously served on the boards of directors of Dealer Tire, LLC, a tire distributor, from September 2009 to December 2014; Microban International Ltd, a producer of antimicrobial ingredients, from February 2005 to December 2011; and Triumph HealthCare Holdings Inc., a hospital management company, from October 2004 to November 2009. Mr. Berk holds a Bachelor of Arts from Harvard College, a Juris Doctor from Harvard Law School, and a Masters in Business Administration from Harvard Business School.

We believe that Mr. Berk is qualified to serve as a member of our board of directors because of his extensive experience in the private equity industry and his deep knowledge of our industry.

Thomas R. Gibson.    Mr. Gibson has served on our board of directors since October 2014. Mr. Gibson founded Asbury Automotive Group, Inc., an automotive retailer in November 1994 and served as Chairman, President and Chief Executive Officer from November 1994 to November 1999, as Interim Chief Executive Officer from October 2001 to December 2001, and as Chairman from January 2002 to December 2007. Mr. Gibson serves or has served on the boards of directors of Dealer Tire, LLC, a tire distributor, since September 2003; Leader Auto Resources LAR Inc., a car dealer buying group, since March 2011; True Car L.L.C., a publicly traded publisher of vehicle transaction data since June 2012; and the Conservancy of Southwest Florida since January 2014. Mr. Gibson previously served on the board of directors of Dealertrack Technologies, Inc., a publicly traded provider of software solutions and services for the automotive industry, from June 2005 through February 2008; Guilford Mills, Inc., a manufacturer of performance textiles for automotive and specialty markets, from February 2008 through July 2009; Chrysler LLC, an automobile manufacturer, from February 2008 through July 2009; and Ikon Office Solutions, Inc., a provider of document management systems and services, from October 1999 to November 2008. Mr. Gibson has over 30 years of experience in the automotive industry, previously holding senior sales, marketing and management positions with Ford Motor Company and Chrysler LLC before becoming President and Chief Operating Officer of Subaru of America, Inc. from September 1981 through April 1993. Mr. Gibson holds a Bachelor of Arts from DePauw University and a Masters in Business Administration from Harvard Business School.

We believe Mr. Gibson is qualified to serve as a member of our board of directors because of his extensive experience in our industry.

John K. Haley. Mr. Haley has served on our board of directors since October 2015. Mr. Haley currently acts as a consultant and assists with financial due diligence for private equity firms. Mr. Haley held various positions, including Partner, at Ernst & Young LLP from 1978 to 2009. Mr. Haley serves or has served on the boards of directors of many private and public companies, including Amplify Snack Brands, Inc., a publicly traded better-for-you snack company, since April 2015; General Growth Properties, Inc., a publicly-traded real estate investment trust, since September 2009; Bedrock Brands Inc., a consumer products company, from February 2014 to July 2015; Body Central, Corp., a fashion apparel and accessories retailer, from October 2010 to February 2014; and JW Childs Acquisition Corporation, a special purpose acquisition company, from November 2010 to September 2012. Mr. Haley has a Bachelor of Science in Business Administration from Northeastern University.

We believe that Mr. Haley is qualified to serve as a member of our board of directors because of his experience as a current and former director of many companies and his accounting expertise.

Lisa R. Kranc. Ms. Kranc has served on our board of directors since September 2015. Ms. Kranc has over 35 years of experience in the brand management, manufacturing, and retail sectors. Ms. Kranc served as Senior Vice President of Marketing at AutoZone, Inc., a retailer of auto parts and accessories, from August 2001 to December 2012. She previously served as the Vice President of Marketing at Hannaford Bros, Inc., a supermarket retailer, from 1997 to 2001. Ms. Kranc serves or has served on the boards of directors of Stage Stores, Inc. (SSI), a department store company, since September 2012; Armored AutoGroup Inc., a manufacturer and marketer of automotive appearance and performance products, from June 2014 to May 2015; IDQ Holdings, Inc., an air conditioning maintenance and repair solutions company in the automotive aftermarket, from April 2013 to December 2013; and the Memphis Brooks Art Museum since November 2011. Ms. Kranc also serves as a Trustee at Brandeis University. Ms. Kranc holds a Bachelor of Arts from Brandeis University and a Masters in Business Administration from Columbia University School of Business.

We believe Ms. Kranc is qualified to serve as a member of our board of directors because of her extensive experience in our industry.

Family relationships

There are no family relationships among any of our directors or executive officers.

Codes of business conduct and ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our corporate website, www.truck-hero.com. We intend to disclose any amendments (other than technical, administrative or non-substantive changes) to, or waivers from, our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act, as required by applicable rules and exchange requirements.

Board of directors

Our business and affairs are managed under the direction of our board of directors. The terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering provide that our board of directors will be such number as may be fixed from time to time by resolution of at least a majority of our board of directors then in office. Upon the consummation of this offering, our board of directors will consist of six directors, five of whom will qualify as “independent” under the New York Stock Exchange listing standards and as such term is defined in Rule 10A-3(b)(1) of the Exchange Act.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Mr. Gibson and Ms. Kranc, and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	the Class II directors will be Mr. Barber and Mr. Haley, and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	the Class III directors will be Mr. Berk and Mr. Reminder, and their terms will expire at the annual meeting of stockholders to be held in 2018.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Under our New Stockholders Agreement, TA Associates will have the right to nominate three of the members of our board of directors if TA Associates owns at least 50% or more of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, two members of our board of directors if TA Associates owns between 25% and 50% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, and one member of our board of directors if TA Associates owns between 12.5% and 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares. Our New Stockholders Agreement provides that the initial board members nominated by TA Associates shall be Messrs. Barber and Berk, and one vacancy. For more information regarding our New Stockholders Agreement, see “Certain relationships and related party transactions—New Stockholders Agreement.”

Director independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Messrs. Barber, Berk, Gibson and Haley and Ms. Kranc do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described under “Certain Relationships and Related Party Transactions.”

Committees of the board of directors

Our board of directors has established or will establish, effective prior to the completion of this offering, an audit committee, a compensation committee, and a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit committee

Immediately following the completion of this offering, our audit committee will consist of Messrs. Barber and Gibson, with Mr. Haley serving as Chairman. Under the New York Stock Exchange listing standards and applicable SEC rules, we are required to have three members of the audit committee. Subject to phase-in rules, the New York Stock Exchange and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Our common stock has been approved for listing on the New York Stock Exchange in connection with this offering and we will have twelve months from the date our securities are first listed on the New York Stock Exchange to comply with the audit committee independence requirements. Mr. Barber, who is not an independent director for audit committee purposes, will serve on the audit committee until an additional independent director is appointed. The other members named to this committee are independent. In addition, our board of directors has determined that Mr. Haley is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions;

•

obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•	approve (or, as permitted, pre-approve) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

Compensation committee

Immediately following the completion of this offering, our compensation committee will consist of Mr. Berk and Ms. Kranc, with Mr. Gibson serving as Chairman. The composition of our compensation committee meets the requirements for independence under the New York Stock Exchange listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•	reviews, approves and determines, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and approves and make recommendations to our board of directors regarding incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

Nominating and governance committee

Immediately following the completion of this offering, our nominating and governance committee will consist of Messrs. Barber and Berk, with Ms. Kranc serving as Chairman. The composition of our nominating and governance committee meets the requirements for independence under the New York Stock Exchange listing standards and SEC rules and regulations. Our nominating and governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

The nominating and governance committee will operate under a written charter, to be effective prior to the completion of this offering that satisfies the applicable listing requirements and rules of the New York Stock Exchange.

Compensation committee interlocks and insider participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the board of directors or compensation committee (or other committee performing equivalent functions) and any executive, member of our board of directors or member of the compensation committee (or other committee performing equivalent functions) of any other company.

Michael S. Berk, a member of our compensation committee, is affiliated with TA Associates. In July 2014, a majority of our stock was acquired by funds managed by TA Associates in the TA Acquisition. We also intend to enter into our New Stockholders Agreement with TA Associates in connection with this offering. We have described each of these transactions in more detail under the section captioned “Certain relationships and related party transactions.”

Director compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during 2014. Other than as set forth in the table and described more fully below, we did not pay any compensation to, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2014. Mr. Reminder, our Chief Executive Officer and Mr. Kneifl, our Chief Operating Officer, received no compensation for their service as directors during 2014, and, consequently, are not included in this table. Mr. Barber, Mr. Berk, Mr. Cifelli, Mr. Gibson and Mr. Tuttle received no compensation for their service as directors during 2014. The compensation received by Mr. Reminder and Mr. Kneifl as employees of the company during 2014 is presented below in “Summary Compensation Table—2014.”

Director name(1)(2)(3)	Fees earned or paid in cash($)(4)	All other compensation($)		Total($)
Jeffrey S. Barber, Michael S. Berk, Paul Cifelli (5), Thomas Tuttle(6), Thomas R. Gibson(7)	—	—		—
Steve Brallier(8)	84,437	—		84,437
Alan Power(9)	22,435	—		22,435
Robert Romanelli(10)	154,167	33,333	(11)	187,500

(1)	Unless otherwise noted, each non-employee director was appointed to the board on July 28, 2014, in connection with the TA Acquisition.

(2)	On September 16, 2015, Lisa R. Kranc joined our board of directors. Pursuant to her offer letter, Ms. Kranc was issued an option to purchase 21,700 shares of our common stock on October 29, 2015, pursuant to our 2014 Plan. The option grant is subject to the terms and conditions of the 2014 Plan and the applicable stock option agreement, and such option shall vest over a five year period from the date of grant in equal annual installments. Ms. Kranc will also receive an annual fee of $50,000 in exchange for her services as a director.

(3)	On October 12, 2015, John K. Haley joined our board of directors. Pursuant to his offer letter, Mr. Haley was issued an option to purchase 21,700 shares of our common stock on October 29, 2015, pursuant to our 2014 Plan. The option grant is subject to the terms and conditions of the 2014 Plan and the applicable stock option agreement, and such option shall vest over a five year period from the date of grant in equal annual installments. Mr. Haley will also receive an annual fee of $50,000 in exchange for his services as a director.

(4)	The amounts reported are fees paid for their services and contributions as a member of the board.

(5)	Mr. Cifelli resigned on July 28, 2014 in connection with the TA Acquisition.

(6)	Mr. Tuttle resigned on August 3, 2015.

(7)

Mr. Gibson was issued a restricted stock award on November 23, 2014, that was issued pursuant to our 2014 Plan, and is subject to the terms and conditions of the 2014 Plan and the applicable restricted stock agreement. Mr. Gibson purchased the shares subject to the restricted stock award at fair market value. The shares of common stock subject to such restricted stock award vest over a five-year period, with 20% vesting upon the one year anniversary of November 23, 2014, 20% vesting on the second anniversary of November 23, 2014 and the balance vesting in quarterly annual installments thereafter. Upon a termination of service, the company holds a repurchase right of vested shares at fair market value, which right terminates for such vested shares upon the closing of an initial public offering or Sale Event (as defined in the 2014 Plan). Following this offering, the company will continue to hold the right to repurchase any unvested shares at the original purchase price in the event of a termination of service. Upon the occurrence of a Sale Event, 100% of the then unvested shares shall vest. As of December 31, 2014, all 32,532 shares under the equity award were unvested and subject to the company’s right of repurchase.

(8)	Mr. Brallier resigned on July 28, 2014 in connection with the TA Acquisition.

(9)	Mr. Power resigned on July 28, 2014 in connection with the TA Acquisition.

(10)	Mr. Romanelli resigned on July 28, 2014 in connection with the TA Acquisition.

(11)	The amount includes payment to Mr. Romanelli to use his personal vehicle for company sponsorship purposes.

In October 2015, our board of directors adopted a policy with respect to the compensation payable to our non-employee directors, which will become effective upon the closing of this offering. Under this policy, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers. Our non-employee directors will receive the following annual cash retainers for their service:

Position	Retainer
Annual service on the board of directors (other than Chair)	$50,000
Annual service as Chair of the audit committee	$10,000
Annual service as Chair of the compensation committee	$10,000
Annual service as Chair of the nominating and corporate governance committee	$10,000

Executive compensation

Summary compensation table—2014

The following table presents information regarding the compensation awarded to, earned by, or paid to each individual who served as our Chief Executive Officer and the two most highly-compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers at the end of the fiscal year ended December 31, 2014. All of these individuals are collectively referred to as our “Named Executive Officers.”

Name and principal position	Year	Salary ($)	Bonus ($)(1)	All other compensation ($)		Total ($)
William J. Reminder	2014	279,615	325,000	274,227	(2)	878,842
Chief Executive Officer

Kelly Kneifl	2014	213,539	250,000	54,028	(3)	517,567
Chief Operating Officer

Dieter Faerber	2014	171,711	175,000	—		346,711
Former Chief Financial Officer(4)

(1)	The amounts reported represent discretionary cash bonuses paid to each Named Executive Officer for exemplary company performance as determined by the board of directors.

(2)	The amount includes a payment equal to $250,000 for his commitment and services to the company during the TA Acquisition paid upon the closing of the transaction in July 2014, reimbursements by the company for automobile allowances, lease payments for a second automobile, automobile-related expenses including maintenance and gasoline, matching contributions to the 401(k) Plan, and reimbursement of club membership fees.

(3)	The amount includes reimbursements by the company for, but not limited to, corporate housing costs at our main office, automobile allowances, automobile-related expenses including maintenance and gasoline, and matching contributions to the 401(k) Plan.

(4)	Mr. Faerber resigned as Chief Financial Officer in April 2015.

Employment agreements

We have entered into amended and restated employment agreements with two of our Named Executive Officers, which set forth the terms and conditions of employment of such Named Executive Officer, including base salary, target annual bonus opportunity and standard benefit plan participation. These amended and restated employment agreements also contain provisions that provide for certain payments and benefits in the event of a termination of employment under certain circumstances.

William J. Reminder

On July 28, 2014, we entered into an executive agreement with Mr. Reminder for the position of Chief Executive Officer, which was subsequently amended and restated in November 2015, and will become effective as of the closing of this offering. The executive agreement provides for at-will employment and sets forth his annual base salary of $325,000, his annual target incentive bonus of up to 100% of base salary, and eligibility to participate in benefit plans generally. Mr. Reminder is also subject to confidentiality covenants and post-termination non-compete and non-solicit covenants for 18 months.

Involuntary termination of employment

In the event that his employment is terminated without cause (as defined in the employment agreement) or he terminates his employment for good reason (as defined in the employment agreement), and subject to delivering a fully effective release of claims no later than 60 days after the date of termination, he will be entitled to cash severance equal to his annual base salary, his annual cash incentive bonus if the termination date occurs after December 31 but prior to the date such incentive bonus is paid for the immediately prior year if he would have been paid such amounts absent such termination, and COBRA reimbursements if he is participating in the company’s group health plan immediately prior to the date of his termination and elects COBRA health continuation for the earlier of (i) 12 months, (ii) until he becomes eligible for group medical care coverage through other employment, or (iii) for his COBRA health continuation period. Such amounts shall generally be paid out in 12 equal monthly installments commencing within 60 days of the date of termination except for the cash incentive bonus which shall be paid on the day that such incentive bonus is paid to other similarly situated employees.

Kelly Kneifl

On July 28, 2014, we entered into an executive agreement with Mr. Kneifl for the position of Chief Operating Officer, which was subsequently amended and restated in November 2015, and will become effective as of the closing of this offering. The executive agreement provides for at-will employment and sets forth his annual base salary of $250,000, his annual target incentive bonus of up to 100% of base salary, and eligibility to participate in benefit plans generally. Mr. Kneifl is also subject to confidentiality covenants and post-termination non-compete and non-solicit covenants for 18 months.

Involuntary termination of employment

In the event that his employment is terminated without cause (as defined in the employment agreement) or he terminates his employment for good reason (as defined in the employment agreement), and subject to delivering a fully effective release of claims no later than 60 days after the date of termination, he will be entitled to cash severance equal to his annual base salary, his annual cash incentive bonus if the termination date occurs after December 31 but prior to the date such incentive bonus is paid for the immediately prior year if he would have been paid such amounts absent such termination, and COBRA reimbursements if he is participating in the company’s group health plan immediately prior to the date of his termination and elects COBRA health continuation for the earlier of (i) 12 months, (ii) until he becomes eligible for group medical care coverage through other employment, or (iii) for his COBRA health continuation period. Such amounts shall generally be paid out in 12 equal monthly installments commencing within 60 days of the date of termination except for the cash incentive bonus which shall be paid on the day that such incentive bonus is paid to other similarly situated employees.

Employment arrangement with Jim Bresingham

In April 2015, we entered into an offer letter with Jim Bresingham for the position of Chief Financial Officer, which was subsequently amended in November 2015, to be effective as of the closing of this offering. The offer letter provides for at-will employment and sets forth his initial base salary of $350,000, an annual discretionary bonus of 50% of base salary, and eligibility to participate in benefit plans generally.

Involuntary termination of employment

In the event that his employment is terminated without cause or he terminates his employment for good reason (as defined in the offer letter), he will be entitled to cash severance equal to his then annual base salary and COBRA reimbursements if he is participating in the company’s group health plan immediately prior to the date of his termination and elects COBRA health continuation for the earlier of 12 months or until he becomes eligible for group medical care coverage through other employment.

Outstanding equity awards at fiscal year-end table—2014

The following table summarizes, for each of the Named Executive Officers, the outstanding equity awards held by our Named Executive Officers as of December 31, 2014.

	Stock Awards(1)
Name	Grant date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(2)
William J. Reminder	9/2/14	867,658	15,617,844
Kelly Kneifl	9/2/14	433,833	7,808,994
Dieter Faerber	—	—	—

(1)	Each issuance reflects a restricted stock award that was issued pursuant to our 2014 Plan and is subject to the terms and conditions of the 2014 Plan and the applicable restricted stock agreement. Each Named Executive Officer purchased the shares subject to the restricted stock award at fair market value. The shares of common stock subject to such restricted stock awards vest over a five-year period, with 20% vesting upon the one year anniversary of July 28, 2014, and the balance vesting in 4 equal annual installments upon the each anniversary thereafter. Upon a termination of employment, the company holds a repurchase right of vested shares at fair market value, which right terminates for such vested shares upon the closing of an initial public offering or Sale Event (as defined in the 2014 Plan). Following this offering, the company will continue to hold the right to repurchase any unvested shares at the original purchase price in the event of a termination of employment. Upon the occurrence of a Sale Event (as defined in the 2014 Plan), 100% of the then unvested shares shall vest.

(2)	Assumes an initial public offering price of $18.00, the midpoint of the estimated price range set forth on the cover of this prospectus.

Employee benefit and stock plans

2015 Stock Option and Incentive Plan

Our 2015 Stock Option and Incentive Plan (the “2015 Plan”) was adopted by our board of directors in October 2015 and approved by our stockholders in October 2015 and will become effective immediately prior to the time that the registration statement of which this prospectus is part is declared effective by the SEC. The 2015 Plan will replace the 2014 Plan as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. The 2015 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons (including prospective employees, but conditioned on their employment, and consultants).

We have initially reserved 4,400,000 shares of our common stock for the issuance of awards under the 2015 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2015 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled or are otherwise terminated (other than by exercise) under the 2015 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan.

Stock options and stock appreciation rights with respect to no more than 1,500,000 shares of common stock may be granted to any one individual in any one calendar year. The maximum number of shares that may be issued as incentive stock options may not exceed 4,400,000 shares. The value of all awards awarded under the 2015 Plan, plus all other cash compensation paid by us to any non-employee director in any calendar year will not exceed $500,000. For purposes of this limitation, the value of any award will be its grant date fair value, as determined in accordance with FASB ASC 718 but excluding the impact of estimated forfeiture related to service-based vesting provisions.

The 2015 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2015 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2015 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2015 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance share awards or cash-based awards under the 2015 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total stockholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our common stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. Our compensation committee is permitted to adjust the calculation of performance goals to exclude unusual or infrequently occurring items, including asset write-downs, litigation, changes in law and accounting principles, accruals from reorganizations, acquisitions, divestitures, annual incentive payments and capital changes. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to certain of our officers during any one calendar year period is 1,500,000 shares of common stock with respect to a share-based award and $10 million with respect to a cash-based award.

The 2015 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2015 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2015 Plan. To the extent that awards granted under the 2015 Plan are not assumed or continued or substituted by the successor entity, all options and stock appreciation rights that are not exercisable immediately prior to the effective time of the sale event shall become fully exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions or restrictions, shall become fully vested and nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in the discretion of the compensation committee and, upon the effective time of the sale event, all unvested awards granted under the 2015 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2015 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2015 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2015 Plan require the approval of our stockholders.

No awards may be granted under the 2015 Plan after the date that is ten years from the date of stockholder approval of the 2015 Plan. No awards under the 2015 Plan have been made prior to the date hereof.

2014 Stock Option and Grant Plan

Our 2014 Stock Option and Grant Plan (the “2014 Plan”) was adopted by our board of directors and approved by our stockholders in July and August 2014, respectively. Under the 2014 Plan, we have reserved for issuance an aggregate of 2,169,151 shares of our common stock. The number of common stock reserved for issuance is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2014 Plan will be authorized but unissued shares or treasury shares. The shares of common stock underlying any awards that were forfeited, canceled, withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) were added to the shares of common stock available for issuance under the 2014 Plan.

Our board of directors has acted as administrator of the 2014 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Plan. Persons eligible to participate in the 2014 Plan are those full or part-time officers, employees, directors, consultants and other key persons (including prospective employees, but conditioned upon their employment) of the company and its subsidiaries as selected from time to time by the administrator in its sole discretion.

The 2014 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option will be fixed by the administrator and may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised.

The 2014 Plan also permits the awarding of restricted stock to participants subject to such conditions and restrictions as the administrator may determine. Such restricted stock may be issued to participants in consideration for past or future services or sold to participants at fair market value. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. The administrator may also make awards of restricted stock units and unrestricted stock awards.

The 2014 Plan provides that upon the occurrence of a “sale event” as defined in the 2014 Plan, all outstanding stock options will become fully exercisable and terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity, or substituted for new awards of the successor entity or parent of a successor entity. The administrator has the right to provide for cash payment to holders of vested options in an amount equal to the difference between the per share cash consideration and the exercise price of such options. Upon the occurrence of a sale event, all other awards will become fully vested and nonforfeitable as of the effective time of such sale event. Restricted stock and restricted stock units will be forfeited immediately prior to the effective time of a sale event unless the parties to the sale event agree that such awards are assumed or continued by the successor entity, or substituted for new awards of the successor entity or parent of a successor entity. In the event that the shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the lower of the original per share purchase price and the fair market value of such shares. The administrator has the right to provide for cash payment to holders of restricted stock or restricted stock units in an amount equal to the per share cash consideration in the sale event.

No awards may be granted under the 2014 Plan after the date that is 10 years from the date the 2014 Plan was amended and restated by the board of directors. Our board of directors has determined not to make any further awards under the 2014 Plan following the closing of this offering. Our 2014 Plan will be terminated in connection with this offering, and accordingly, no shares will be available for future issuance under the 2014 Plan following the closing of this offering. Following the consummation of our initial public offering the 2014 Plan will continue to govern outstanding awards granted prior to its termination, and we expect to make future awards under the 2015 Plan.

Senior Executive Incentive Bonus Plan

In October 2015, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); sales or revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization and other adjustments; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value added; funds from operations or similar measure; acquisitions or strategic transactions;

operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; patient satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers; number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) plans

We maintain four tax-qualified retirement plans that provide all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plans, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. The 401(k) plans allow for matching contributions to be made by us. Depending on the plan, we either do not provide a matching contribution or currently match either (i) 50% of total elective deferrals up to 6% of the participant’s compensation, (ii) 25% of total elective deferrals up to 6% of the participant’s compensation, or (iii) 100% of the first 3% of the participant’s compensation deferred and 50% of the next 2% of the participant’s compensation deferred. As a tax-qualified retirement plan, contributions to our 401(k) plans and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plans and all contributions are deductible by us when made.

Certain relationships and related party transactions

Other than compensation arrangements, including the director and executive compensation arrangements discussed above in “Management” and “Executive compensation,” and the registration rights described in “Description of capital stock—Registration rights,” the following is a description of (i) each transaction since January 1, 2012 and (ii) each currently proposed transaction, in each case, in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of any class of our voting securities, or any immediate family member of, or entities affiliated with or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Employment agreements

We have entered into agreements containing compensation, termination and change of control provisions, among others, with certain of our executive officers as described in “Executive Compensation—Employment Agreements and Change of Control Arrangements.”

Sales and purchases of securities

TA Associates acquisition of us; sale of Series A convertible preferred stock

In July 2014, a group of investors led by TA Associates formed Truck Hero, Inc. and certain other wholly-owned entities and, in the TA Acquisition, acquired all of the issued and outstanding equity interests and shares of capital stock of Tectum Holdings, Inc. and by virtue of such acquisition, acquired Tectum Holdings, Inc.’s direct and indirect wholly-owned subsidiaries. The gross purchase price was $610 million, which included (i) $40 million of rollover equity provided by Kinderhook Capital Fund II, L.P. and certain former stockholders of Tectum Holdings, Inc., (ii) $343.5 million of senior debt provided by Ares Capital Corporation and General Electric Capital Corporation and (iii) $56.5 million of subordinated debt provided by American Capital Ltd.

Concurrently with the TA Acquisition, we sold an aggregate of 19,522,342 shares of our Series A convertible preferred stock at a purchase price of $11.4286 per share, for an aggregate purchase price of $223,112,500 (the “Series A Financing”). Purchasers of such Series A convertible preferred stock included two members of Tectum Holdings, Inc. management and certain funds that hold 5% or more of our capital stock. At the time of the TA Acquisition, TA Associates and certain other purchasers of Series A convertible preferred stock entered into the Stockholders Agreement (as described below). The following table summarizes the purchases of our Series A convertible preferred stock by related persons in connection with the TA Acquisition:

Stockholder	Shares of Series A convertible preferred stock	Total purchase price of Series A convertible preferred stock
Entities affiliated with TA Associates(1)	15,147,343	$173,112,500
THI-Undercover Holdings, LLC(2)	3,377,500	38,600,000
William J. Reminder	72,187	825,000
Kelly Kneifl	50,312	$575,000

(1)	Michael Berk and Jeffrey Barber each serve as a member of our board of directors and are each a managing director at TA Associates.

(2)	A majority of the equity interests in THI-Undercover Holdings, LLC were held by Tectum Holdings, LLC. William J. Reminder and Kelly Kneifl were members of Tectum Holdings, LLC. Thomas Tuttle is one of our former directors and one of the Managing Directors and a General Partner at Kinderhook, and Kinderhook was also a member of Tectum Holdings, LLC. Through these indirect ownership interests, Mr. Reminder held approximately 2.7% of the ultimate economic interests in THI-Undercover Holdings LLC and Mr. Kneifl held approximately 1.9% of the ultimate economic interests in THI-Undercover Holdings LLC. Similarly, Kinderhook indirectly held approximately 74.1% of the ultimate economic interests in THI-Undercover Holdings LLC. On November 5, 2015, THI-Undercover Holdings, LLC distributed all its shares of Series A convertible preferred stock of the company to its members on a pro rata basis. As of November 5, 2015, THI-Undercover Holdings, LLC does not own any shares of the company.

Management incentive program

We have sold restricted stock under our 2014 Plan to our executive officers and certain of our directors. See “Executive compensation” and “Management—Non-employee director compensation” for a description of these restricted stock grants.

Management services agreement

On June 10, 2010, we entered into an amended and restated management services agreement, as later amended (the “Management Services Agreement”) with Kinderhook. Both before and after this offering, Kinderhook owns and will own more than 5% of our voting securities through THI-Undercover Holdings, LLC. Pursuant to the Management Services Agreement, Kinderhook provided advisory and management services to the company. In 2013, we paid Kinderhook $500,000 under the Management Services Agreement, as well as a fee of $350,000 in connection with the acquisition of Retrax. In 2014, we paid Kinderhook $312,500 under the Management Services Agreement, as well as a fee of $1,250,000 in connection with the BAK Acquisition. The Management Services Agreement was terminated on July 28, 2014.

UnderCover facility lease

We lease a facility used by UnderCover from Steel Curtain Industries II, LLC (“Steel Curtain”), an entity owned by Steve Brallier, who is the former owner of UnderCover and a former director of our company. The lease requires monthly rental payments totaling approximately $58,000 with consumer price index increases each year, and it expires in June 2020. We have the option to extend the lease for additional periods. Rent included in the statements of operations for the facility leased from Steel Curtain amounted to approximately $638,000, $223,000 and $160,000 during the year ended December 31, 2013 and periods January 1 through July 28, 2014 and July 29 through December 31, 2014, respectively.

Stockholders Agreement

On April 21, 2015, we entered into an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) with TA Associates, certain members of our management and board of directors and certain holders of our outstanding shares of capital stock. The Stockholders Agreement provides these stockholders with (i) certain voting rights and obligations, (ii) certain drag-along and tag-along rights, (iii) certain preemptive rights, (iv) certain registration rights and (v) certain information rights. The voting provisions, restrictions on the transfer of our capital stock, drag-along and tag-along rights, and preemptive rights set forth in the Stockholders Agreement will terminate upon the closing of this offering and no longer apply. See “Description of capital stock—Registration rights.”

New Stockholders Agreement

We and entities affiliated with TA Associates intend to enter into our New Stockholders Agreement in connection with this offering. Under our New Stockholders Agreement, TA Associates will have the right to nominate three of the members of our board of directors if TA Associates owns at least 50% or more of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, two members of our board of directors if TA Associates owns between 25% and 50% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares and one member of our board of directors if TA Associates owns between 12.5% and 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares.

Our New Stockholders Agreement will also provide that so long as the entities affiliated with TA Associates hold at least 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, we, and our subsidiaries, shall not take the following actions (or enter into an agreement to or commit to take such actions) without the approval of at least one director nominated by TA Associates:

•	increase or decrease the authorized number of members of our board of directors;

•	amend our amended and restated certificate of incorporation or amended and restated bylaws or the organizational documents of any of our subsidiaries;

•

issue, create or assume any debt or equity security or debt obligation of the company or any of its subsidiaries or on the assets of either, or refinance, repurchase or prepay any security (other than repurchases of our common stock in accordance with agreements previously approved by our board of directors, including at least one director nominated by TA Associates) or debt obligation;

•

pay or declare any dividend or make any distribution on, or repurchase or redeem shares of our common stock (other than repurchases of our common stock in accordance with agreements previously approved by our board of directors, including at least one director nominated by TA Associates);

•

effect any sale, liquidation or dissolution of the company, or sell, transfer or otherwise dispose of any of the material assets or properties of the company or any of its subsidiaries, or merge with or into, or consolidate with, another entity or effect any recapitalization, reorganization, change of form of organization, forward or reverse split, dividend or similar transaction;

•

acquire any corporation, business concern or other, material assets or property for consideration in excess of $15,000,000, whether by acquisition of assets, capital stock or otherwise, and whether in consideration of the payment of cash, the issuance of capital stock or otherwise or make any investment in any person or entity in an amount in excess of $15,000,000;

•

hire or terminate any of our executive officers, or enter into, amend or modify, extend or waive or fail to enforce any material term of any employment agreement or material term of employment with any of our executive officers; or

•

take any action to initiate, to cause or that would result in, the voluntary bankruptcy, insolvency, dissolution, liquidation or winding up or termination of the company or any of its subsidiaries (or the business or affairs thereof) or confess judgment against the company or any of its subsidiaries or make an assignment for the benefit of the creditors of all or substantially all of the assets of the company or its subsidiaries.

For more information, see “Risk factors—Concentration of ownership among a small group of investors and their affiliates and our New Stockholders Agreement with TA Associates may prevent new investors from influencing significant corporate decisions.”

Limitation of liability and indemnification of directors and officers

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and procedures for related party transactions

Following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions.

Principal and selling stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 6, 2015, and as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person known by us to be the beneficial owner of more than 5% of any class of our voting securities; and

•	each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of November 6, 2015 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 33,875,972 shares of our common stock outstanding as of November 6, 2015, which includes 32,043,053 shares of common stock resulting from the automatic conversion of all outstanding shares of our convertible preferred stock immediately prior to the completion of this offering, as if the Conversion had occurred as of November 6, 2015 and assuming an initial public offering price of $18.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). Percentage ownership of our common stock after this offering assumes (i) our sale of 5,555,556 shares of common stock in this offering and (ii) 5,555,556 shares of our common stock that we expect to be sold in this offering by the selling stockholders. The actual number of shares of common stock to be issued to each holder of convertible preferred stock in the Conversion is subject to change based on the difference between the assumed initial public offering price and the actual initial public offering price. See “Prospectus summary—The offering.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Truck Hero, Inc., 5400 S. State Rd, Ann Arbor, MI 48108.

			Shares offered hereby		Shares beneficially owned after the offering
	Shares beneficially owned prior to offering		Assuming no exercise of option to purchase additional shares	Assuming full exercise of option to purchase additional shares	Assuming no exercise of option to purchase additional shares		Assuming full exercise of option to purchase additional shares
Name and address of beneficial owner	Number	Percentage	Number	Number	Number	Percentage	Number	Percentage

5% Stockholders:
Entities affiliated with TA Associates(1)	24,764,725	73.1%	4,255,299	5,531,887	20,509,426	52.0%	19,232,838	48.8%
Kinderhook Capital Fund II, L.P.(2)	4,092,967	12.1%	703,291	914,278	3,389,676	8.6%	3,178,689	8.1%

Named Executive Officers and Directors:
William J. Reminder(3)	1,136,591	3.4%	179,181	232,936	957,410	2.4%	903,655	2.3%
Dieter Faerber	64,922	*	—	—	64,922	*	64,922	*
Kelly Kneifl(4)	619,725	1.8%	66,743	86,766	552,982	1.4%	532,959	1.4%
Jeffrey S. Barber(5)	24,764,725	73.1%	4,255,299	5,531,887	20,509,426	52.0%	19,232,838	48.8%
Michael S. Berk(6)	24,764,725	73.1%	4,255,299	5,531,887	20,509,426	52.0%	19,232,838	48.8%
Thomas Gibson(7)	32,532	*	—	—	32,532	*	32,532	*
John K. Haley	—	*	—	—	—	*	—	*
Lisa R. Kranc	—	*	—	—	—	*	—	*
All current executive officers and directors as a group (8 persons)(8)	26,770,485	79.0%	4,501,223	5,851,589	22,269,262	56.5%	20,918,896	53.1%

Certain Other Selling Stockholders:
American Capital, Ltd.(9)	357,639	1.1%	61,453	79,889	296,186	*	277,750	*
Entities affiliated with Antares Capital(10)	411,097	1.2%	70,638	91,830	340,459	*	319,267	*
Ares Capital Corporation(11)	715,278	2.1%	122,905	159,777	592,373	1.5%	555,501	1.4%
Scott Bintz	125,555	*	21,574	28,046	103,981	*	97,509	*
Cambridge Marketing Group, Inc.(12)	117,608	*	18,094	23,522	99,514	*	94,086	*
Ryan David Herman(13)	21,691	*	3,337	4,338	18,354	*	17,353	*
All other selling stockholders (8 stockholders)(14)	332,727	*	53,041	68,953	279,686	*	263,774	*

*	Represents beneficial ownership of less than one percent (1%).

(1)	Consists of (i) 17,968,409 shares held by TA XI L.P., (ii) 2,338,502 shares held by TA Atlantic and Pacific VII-A L.P., (iii) 3,972,226 shares held by TA Atlantic and Pacific VII-B L.P. and (iv) 485,588 shares held by TA Investors IV L.P. (the “TA Associates Funds”). TA Associates, L.P. is the ultimate general partner or manager of each of such entity. Investment and voting control of the TA Associates Funds is held by TA Associates, L.P. No stockholder, director or officer of TA Associates, L.P. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a four-person investment committee consisting of the following employees of TA Associates: Jeffrey S. Barber, Michael S. Berk, Brian Conway and Jonathan Meeks. The address of each TA Associates Fund is 200 Clarendon Street, 56th floor, Boston, Massachusetts 02116.

(2)

Consists of 4,092,967 shares held by Kinderhook Capital Fund II, L.P. (“Kinderhook Fund”). Kinderhook Capital Fund II GP, LLC (“Kinderhook GP”) is the general partner of Kinderhook Fund. Investment and voting control of Kinderhook Fund is held by Kinderhook GP. Voting and investment power with respect to such shares is vested in a three-person investment committee of Kinderhook GP consisting of the following individuals: Christian P. Michalik, Robert E. Michalik and Thomas L. Tuttle. The address of each of Kinderhook Fund and Kinderhook GP is 521 Fifth Avenue, 34th Floor, New York, NY 10175.

(3)	Includes 694,127 shares of restricted common stock that have not satisfied time-based vesting conditions within 60 days of November 6, 2015.

(4)	Includes 347,067 shares of restricted common stock that have not satisfied time-based vesting conditions within 60 days of November 6, 2015.

(5)	Consists of the shares listed in footnote 1 above.

(6)	Consists of the shares listed in footnote 1 above.

(7)	Includes 26,026 shares of restricted common stock that have not satisfied time-based vesting conditions within 60 days of November 6, 2015.

(8)	Consists of 26,770,485 shares held of record by current executive officers and directors and includes 1,284,132 shares of restricted common stock that have not satisfied time-based vesting conditions within 60 days of November 6, 2015.

(9)	Voting and investment power over the shares held by America Capital, Ltd. is vested in its investment committee, consisting of Malon Wilhus, John Erickson, Samuel Flax, Brian Graff, Roland Cline and Gordon O’Brien. The address for American Captial, Ltd is 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814.

(10)	Consists of 53,458 shares held by Antares Capital 2 LP and 357,639 shares held by Antares Holdings LP. John Martin, David Bracket and Tyler Lindblad, as officers of Antares Capital 2 LP, may be deemed to have voting and dispositive control over the shares held by Antares Capital 2 LP. Adam Vigna, David Colla, Brad Mashinter, Nicole Drapkin, Paul Shopiro and Bin Li, as duly authorized signatories of Antares Holdings LP, may be deemed to have voting and dispositive control over the shares held by Antares Holdings LP. The address for each of Antares Capital 2 LP is 500 West Monroe Street, Chicago, Illinois 60661 and the address for Antares Holdings LP is One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5.

(11)	The reported shares are owned by Ares Capital Corporation (“ARCC”), a Maryland corporation, and whose stock is traded on The Nasdaq Global Select Market under the symbol “ARCC”. ARCC is externally managed by its investment advisor, Ares Capital Management LLC (“Ares Capital Management”). ARCC as so advised by Ares Capital Management has investment power over the reported securities. The address for Ares Capital Management is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(12)	Voting and investment power with respect to such shares is held by David M. Wells. The address for Cambridge Marketing Group, Inc. is 4806 S. Montrose Place, Springfield, Missouri 65810.

(13)	Includes 17,353 shares of restricted common stock that have not satisfied time-based vesting conditions within 60 days of November 6, 2015.

(14)	Represents shares held by 8 selling stockholders not listed above who, as a group, own less than 1% of our outstanding common stock prior to this offering.

Description of capital stock

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the closing of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of capital stock,” you should refer to our amended and restated certificate of incorporation, our amended and restated bylaws, our Stockholders Agreement and our New Stockholders Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part.

Immediately following the closing of this offering, our authorized capital stock will consist of 310,000,000 shares with a par value of $0.001 per share, of which:

•	300,000,000 shares are designated as common stock; and
•	10,000,000 shares are designated as preferred stock.

Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which will occur immediately prior to the completion of this offering (assuming an initial public offering price of $18.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)), as of September 30, 2015, there were 33,875,980 shares of our common stock outstanding, held by approximately 21 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our capital stock.

Common stock

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. In addition, financial and other covenants in our existing credit facilities restrict our ability to pay cash dividends on our common stock and any new credit facilities, debt instruments or other agreements that we enter into in the future may restrict our ability to pay cash dividends on our common stock. See “Management’s discussion and analysis of financial condition and results of operations—Credit facilities.”

Voting rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to receive liquidation distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully paid and non-assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred stock

Following this offering and pursuant to our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of September 30, 2015, we had no outstanding options to purchase shares of our common stock pursuant to our 2014 Plan. Subsequent to September 30, 2015, we have granted options to purchase 43,400 shares of our common stock pursuant to our 2014 Plan to certain directors.

Registration rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Stockholders Agreement dated as of April 21, 2015. We, along with certain other holders of our common stock and convertible preferred stock are parties to the Stockholders Agreement. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus. See “Underwriting” for more information regarding such restrictions.

The description below is only a summary, does not contain all the information that may be important to you and is qualified in its entirety by reference to our Stockholders Agreement, a copy of which is included as an exhibit hereto.

Demand registration rights

After the completion of this offering, the holders of approximately 20,509,426 shares of our common stock (assuming an initial public offering price of $18.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)) will be entitled to certain demand registration rights. If we receive a request from TA Associates that we file a Form S-1 or S-3 registration statement with respect to all or any portion of the registrable securities held by such stockholders, then we must (i) promptly after the date the request is given, give notice to all the holders of registrable securities; and (ii) within twenty (20) days after the date such request is given, file a Form S-1 or Form S-3 registration statement covering all registrable securities that TA Associates requested to be registered and any additional registrable securities requested to be included in such registration by any other holders of registrable securities.

Piggyback registration rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock, the holders of up to approximately 28,320,424 shares of our common stock (assuming an initial public offering price of $18.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)) will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to benefit plans or dividend reinvestment plans, (2) a registration relating to an SEC Rule 145 transaction or (3) an initial public offering unless any shares of common stock held by TA Associates are included in such offering.

New Stockholders Agreement

For a description of our New Stockholders Agreement that we intend to enter with entities affiliated with TA Associates, see “Certain relationships and related party transactions—New Stockholders Agreement.”

Anti-takeover provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three (3) years following the date that such stockholder became an interested stockholder, unless the business combination is approved in advance by our board of directors, results in the stockholder holding more than 85% of our voting stock, subject to certain restrictions, or is approved at an annual or special meeting of stockholders by the holders of at least 66  2/3% of our voting stock not held by the stockholder engaging in the transaction. A “business combination” includes mergers or consolidations, disposition of assets, transactions resulting in the issuance or transfer of company stock or receipt of financial benefit. An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the outstanding voting stock of the corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

Amended and restated certificate of incorporation and amended and restated bylaw provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•

Board of directors vacancies.    Our amended and restated certificate of incorporation and amended and restated bylaws authorize only a majority of our board of directors then in office to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

•

Classified board.    Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—board of directors.”

•

Stockholder action; special meeting of stockholders.    Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors or our chief executive officer acting pursuant to a resolution approved by a majority of our board of directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance notice requirements for stockholder proposals and director nominations.    Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempt to obtain control of our company.

•

No cumulative voting.    The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•

Director removal.    Our amended and restated certificate of incorporation provides that stockholders may remove directors with or without cause and only by the affirmative vote of 75% or more of the outstanding shares then entitled to vote in the election of directors.

•

Amendment of charter provisions.    Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least a majority of our then outstanding common stock and, for amendment of certain provisions in our amended and restated certificate of incorporation, the approval of 75% or more of our then outstanding common stock.

•

Issuance of undesignated preferred stock.    Our board of directors or any authorized committee thereof has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Exclusive forum

Upon the completion of this offering, our amended and restated certificate of incorporation will provide that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder to us or our stockholders, (iii) action asserting a claim against us or any current or former director, officer, employee or stockholder arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws or (iv) action asserting a claim against us or any current or former director, officer, employee or stockholder (including any beneficial owner of stock) governed by the internal affairs doctrine. The enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer agent and registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “TRUK.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of September 30, 2015, upon the completion of this offering, 39,431,536 shares of our common stock will be outstanding. Of the outstanding shares, all of the shares sold in this offering by us and the selling stockholders will be freely tradable without further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares then outstanding, which will equal approximately 394,315 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits, in certain circumstances, resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

We, our executive officers, directors, and holders of all of our common stock and securities convertible into or exchangeable or exercisable for our common stock, have agreed or will agree that, subject to certain exceptions, as described in “Underwriting,” for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of J.P. Morgan Securities LLC, directly or indirectly sell, transfer, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock. J.P. Morgan Securities LLC may, in its sole discretion release, any of the securities subject to these lock-up agreements at any time.

Registration rights

Upon completion of this offering, the holders of 28,320,424 shares of our common stock (assuming an initial public offering price of $18.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)) or their transferees will be entitled to various rights with respect to registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of capital stock—Registration rights” for additional information.

Registration statements on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all options outstanding under our 2014 Plan and all of the shares of our common stock reserved for issuance under our 2015 Plan. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

Outstanding equity awards

As of September 30, 2015, there were 1,832,919 shares of restricted stock issued and outstanding pursuant to our 2014 Plan. We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the completion of this offering to register shares that may be issued pursuant to our 2014 Plan and our 2015 Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See “Executive compensation—Employee benefit and stock plans” for a description of our equity incentive plans.

Certain material U.S. federal income tax considerations for non-U.S. holders of common stock

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of entities treated as partnerships for U.S. federal income tax purposes or persons that hold their common stock through partnerships. A partner in a partnership that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that have a functional currency other than the U.S. dollar;

•	owners deemed to sell our common stock under the constructive sale provisions of the Code;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on our common stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on sale, exchange or other disposition of our common stock.” Any such distributions will also be subject to the discussions below under “Backup withholding and information reporting” and “Withholding and information reporting requirements—FATCA.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements, including by providing a properly executed IRS Form W-8ECI. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on sale, exchange or other disposition of our common stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•	we are, or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

We do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future.

U.S. federal estate tax

Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup withholding and information reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding, provided the required certification procedures are met.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Withholding and information reporting requirements—FATCA

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is a “non-financial foreign entity,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury Regulations, withholding under FATCA currently applies to payments of dividends on our common stock, but will only apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Robert W. Baird & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters named below. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Robert W. Baird & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
KeyBanc Capital Markets Inc.
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated
SunTrust Robinson Humphrey, Inc.

Total	11,111,112

The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares, other than those covered by the underwriters’ option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance, and subject to the underwriters’ right to reject, any order in whole or in part.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters have an option to buy up to 1,666,666 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. Any shares purchased by the underwriters will be allocated among the selling stockholders on a pro rata basis based on the number of shares such selling stockholder has agreed to sell pursuant to the option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by the Company		Paid by the selling stockholders
	No exercise	Full exercise	No exercise	Full exercise
Per Share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $6,700,000. We have agreed to reimburse the underwriters for certain expenses in connection with this offering, including up to an aggregate of $25,000 in connection with the clearance of this offering with the Financial Industry Regulation Authority, Inc. (“FINRA”). Such reimbursement is deemed to be underwriting compensation by FINRA.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any such other securities, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and subject to certain other limited exceptions.

Our directors, executive officers, and all our existing stockholders (including the selling stockholders) have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, will not, without the prior written consent of J.P. Morgan Securities LLC, subject to certain limited exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions on our directors, executive officers and stockholders are subject to certain exceptions, including (i) sales of our common stock or securities convertible into or exercisable or exchangeable for our common stock acquired in open market transactions after the completion of this offering, provided no filing or other public announcement by any party is required or voluntarily made; (ii) transfers of common stock or securities convertible into or exercisable or exchangeable for our common stock as a bona fide gift or gifts or by will, other testamentary document or intestate succession to legal representatives, heirs, beneficiaries or immediate family members of the lock-up signatory, provided that the recipient of such securities executes a lock-up letter in the form of the applicable lock-up agreement and no filing or other public announcement by any party is required or voluntarily made; (iii) if the lock-up signatory is an individual, transfers of common stock or securities convertible into or exercisable or exchangeable for our common stock to immediate family members of the lock-up signatory, or to any trust for the benefit of the lock-up signatory or the lock-up signatory’s immediate family members, or to limited partnerships the partners of which are the lock-up signatory and/or the lock-up signatory’s immediate family members, provided that the recipient of such securities executes a lock-up letter in the form of the applicable lock-up agreement, no filing or other public announcement by any party is required or voluntarily made and such transfer or disposition does not involve a disposition for value; (iv) if the lock-up signatory is a trust, distributions of common stock or securities convertible into or exercisable or exchangeable for our common stock to the lock-up signatory’s beneficiaries, provided that the recipient of such securities executes a lock-up letter in the form of the applicable lock-up agreement, no filing or other public announcement by any party is required or voluntarily made and such transfer or disposition does not involve a disposition for value; (v) if the undersigned is a corporation, limited liability company, partnership or other entity, distributions of common stock or securities convertible into or exercisable or exchangeable for our common stock to members, stockholders, limited partners, subsidiaries or affiliates of the lock-up signatory or to any investment fund or other entity that controls, manages, or is controlled or managed by, or is under common control or management with, the lock-up signatory, provided that any filing in connection with any such distribution or transfer will include a notation describing the nature of the distribution or transfer and indicate that the distributees or transferees are subject to the terms of the applicable lock-up, provided further that the recipient of such securities executes a lock-up letter in the form of the applicable lock-up agreement and such transfer or disposition does not involve a disposition for value; (vi) the receipt of common stock in connection with the conversion of outstanding preferred stock into common stock, provided that any such common stock received upon such conversion shall be subject to the lock-up agreement; (vii) transfers to us in connection with the repurchase of shares or securities upon termination of service of the lock-up signatory, provided that any report pursuant to Section 16 of the Exchange Act, with respect to any such transaction, shall indicate the purpose for any such transfer and parties to the transfer; (viii) transfers to us in connection with the receipt of shares of common stock upon the “net” or “cashless” exercise of options, warrants, restricted stock units or other equity interests to purchase shares of common stock for purposes of exercising options, warrants, restricted stock units or other equity interests, including for payment of taxes due as result of such exercise, warrant or other equity interest disclosed in this prospectus, provided such common stock received shall be subject to the applicable lock-up agreement and no filing or other public announcement by any party is required or voluntarily made; (ix) the establishment of a trading plan that satisfies the requirement of Rule 10b5-1 of the Exchange Act for the transfer of common stock if then permitted by us, provided that there will be no transfer of common stock pursuant to the trading plan during the lock-up period and such a plan may only be established if no public announcement or filing with the SEC shall be required or voluntarily made during the lock-up period; (x) transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a “change of control”, provided that in the event such tender offer, merger, consolidation or other such transaction is not completed, the securities held by the lock-up signatory shall remain subject to the provisions of the lock-up agreement; (xi) transfers pursuant to an order of a court; (xii) the exercise for cash of options to purchase shares of our common stock disclosed as outstanding in this prospectus, provided that any such shares of common stock received upon such exercise shall be subject to the provisions of the lock-up agreement; and (xiii) the securities to be sold by the lock-up signatory pursuant hereto.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “TRUK.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of increasing or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.

Neither we nor the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the United Kingdom

This document may only be distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State, no offer of securities described in this prospectus may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a “qualified investor” as defined under the EU Prospectus Directive;

•

to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the EU Prospectus Directive), per Relevant Member State, subject to obtaining the prior written consent of the underwriters; or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive,

provided that no such offer of securities shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the EU Prospectus Directive and each person who initially acquires any securities or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, and includes any relevant implementing measure in each Relevant Member State.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in Hong Kong

The securities may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, may not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Other relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities, financial instruments (including bank loans) or derivatives for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. The underwriters are being represented by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Truck Hero, Inc. and its subsidiaries included in this prospectus have been audited by RSM US LLP (formerly McGladrey LLP), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of BAK Industries included in this prospectus have been audited by Mayer Hoffman McCann CPAs, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given and upon the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We currently do not file periodic reports with the SEC. Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Truck Hero, Inc.

Laurmark Enterprises, Inc.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders

Truck Hero, Inc.

We have audited the accompanying consolidated balance sheets of Truck Hero, Inc. and Subsidiary (Successor) and Tectum Holdings, Inc. and Subsidiaries (Predecessor), which comprise the consolidated balance sheet of Successor as of December 31, 2014 and Predecessor as of December 31, 2013, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows of Successor for the period July 29, 2014 (inception) through December 31, 2014 and Predecessor for the period January 1, 2014 through July 28, 2014 and the year ended December 31, 2013, and the related notes to the consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Successor as of December 31, 2014 and Predecessor as of December 31, 2013, and the results of operations and cash flows of Successor for the period July 29, 2014 (inception) through December 31, 2014 and of Predecessor for the period January 1, 2014 through July 28, 2014 and the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ RSM US LLP

Chicago, IL

August 7, 2015 (November 2, 2015 as to the effects of the

stock split as discussed in Note 1)

Truck Hero, Inc. and Subsidiaries

Consolidated balance sheets

	December 31, 2014 (Successor)	December 31, 2013 (Predecessor)
(In thousands except share data)

Assets
Current Assets
Cash	$17,604	$8,787
Accounts receivable, net	25,753	16,996
Inventory, net	17,441	13,657
Deferred income taxes	2,555	1,657
Prepaid expenses and other current assets	1,492	1,139

Total current assets	64,845	42,236

Property and equipment, net	16,814	15,061

Other Assets
Intangible assets, net	343,314	41,324
Goodwill	316,165	43,205
Deferred financing costs, net	—	330
Other assets	13,522	75

Total other assets	673,001	84,934

Total assets	$754,660	$142,231

Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities
Current portion of long-term debt	$3,400	$8,175
Accounts payable	7,053	4,843
Accrued expenses	16,473	9,350

Total current liabilities	26,926	22,368

Long-term debt, net of current portion, net of discount	385,498	110,713
Deferred income taxes	100,469	4,824
Other long-term liabilities	13,266	331

Total long-term liabilities	499,233	115,868

Series A Preferred Stock	223,112	—

Common Stock ($0.001 par value, 1,681,080 shares issued at December 31, 2014, $0.01 par value, 100 shares outstanding at December 31, 2013)	—	—
Additional Paid-in Capital	1,008	1,621
Retained Earnings	4,381	2,374

Stockholders’ equity	5,389	3,995

Total liabilities and stockholders’ equity	$754,660	$142,231

See Notes to Consolidated Financial Statements.

Truck Hero, Inc. and Subsidiaries

Consolidated statements of operations

(In thousands, except share and per share data)	Period from July 29, 2014 (inception) through December 31, 2014 (Successor)	Period from January 1, 2014 through July 28, 2014 (Predecessor)	Year ended December 31, 2013 (Predecessor)
Net sales	$117,208	$131,249	$159,394
Cost of goods sold	71,070	83,656	101,090

Gross profit	46,138	47,593	58,304
Selling, general and administrative expenses	26,894	39,233	30,731

Income from operations	19,244	8,360	27,573

Other income (expense)
Interest expense	(11,441)	(10,065)	(7,019)
Other income (expense)	507	251	(198)

Total other income (expense)	(10,934)	(9,814)	(7,217)

Income (loss) before income taxes	8,310	(1,454)	20,356
Income tax expense (benefit)	3,929	3,005	6,385

Net income (loss)	$4,381	$(4,459)	$13,971

Basic earnings (loss) per share	N/A	$(44,590)	$139,710
Diluted earnings (loss) per share	$0.21	$(44,590)	$139,710

Weighted-average shares outstanding, basic	N/A	100	100
Weighted-average shares outstanding, diluted	21,178,814	100	100

See Notes to Consolidated Financial Statements.

Truck Hero, Inc. and Subsidiaries

Consolidated statements of stockholders’ equity (deficit)

	Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Stockholders’ equity (deficit)
	Shares	Amount

(In thousands, except share data)
Balance, December 31, 2012 (Predecessor)	100	—	$1,621	$(11,597)	$(9,976)
Net income	—	—	—	13,971	13,971

Balance, December 31, 2013 (Predecessor)	100	—	$1,621	$2,374	$3,995

	Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Stockholders’ equity (deficit)
	Shares	Amount

(In thousands, except share data)
Balance, January 1, 2014 (Predecessor)	100	—	$1,621	$2,374	$3,995
Net loss	—	—	—	(4,459)	(4,459)
Stock Compensation	—	—	9,479	—	9,479
Distributions	—	—	—	(75,000)	(75,000)

Balance, July 28, 2014 (Predecessor)	100	—	$11,100	$(77,085)	$(65,985)

	Common stock		Additional paid-in capital	Retained earnings	Stockholders’ equity
	Shares	Amount

(In thousands, except share data)
Balance, July 29, 2014 (Inception) (Successor)	1,648,548	—	$988	—	$988
Issuance of Common Stock	32,532	—	20	—	20
Net Income	—	—	—	4,381	4,381

Balance, December 31, 2014 (Successor)	1,681,080	—	$1,008	$4,381	$5,389

See Notes to Consolidated Financial Statements.

Truck Hero, Inc. and Subsidiaries

Consolidated statements of cash flows

	Period from July 29, 2014 (Inception) through December 31, 2014 (Successor)	Period from January 1, 2014 through July 28, 2014 (Predecessor)	Year Ended December 31, 2013 (Predecessor)
(In thousands)
Cash Flows From Operating Activities
Net income (loss)	$4,381	$(4,459)	$13,971
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,268	1,621	2,454
Amortization of intangible assets	9,206	4,530	3,226
Amortization of deferred financing costs	—	356	—
Amortization of long-term debt discount	756	314	—
Loss on disposal of property, plant and equipment	—	—	67
Deferred income taxes	(2,016)	592	(427)
Stock compensation expense	—	9,479	—
Changes in:
Accounts receivable	(2,046)	(2,861)	(4,517)
Inventory	(729)	(314)	(2,527)
Prepaid expenses and other current assets	(627)	374	1,285
Other assets	65	(187)	(100)
Accounts payable	(3,245)	1,404	(201)
Accrued expenses	9,260	243	2,231
Other long-term liabilities	—	(250)	(208)

Net cash provided by operating activities	16,273	10,842	15,254

Cash Flows From Investing Activities
Business acquisition (net of cash acquired)	(608,452)	(124,397)	(23,818)
Purchase of property and equipment	(2,478)	(2,059)	(2,920)

Net cash used in investing activities	(610,930)	(126,456)	(26,738)

Cash Flows From Financing Activities
Net change in line of credit	—	—	(1,000)
Borrowings on long-term debt	400,000	211,113	24,000
Principal payments on long-term debt	(850)	(21,025)	(5,113)
Contributions from stockholders	224,119	—	—
Distribution to stockholders	—	(75,000)	—
Payment of deferred financing fees	(11,008)	(4,160)	(135)

Net cash provided by financing activities	612,261	110,928	17,752

Net increase (decrease) in cash	17,604	(4,686)	6,268

Cash
Beginning	—	8,787	2,519

Ending	$17,604	$4,101	$8,787

See Notes to Consolidated Financial Statements.

Truck Hero, Inc. and Subsidiaries

Consolidated statements of cash flows (continued)

	Period from July 29, 2014 (Inception) through December 31, 2014 (Successor)	Period from January 1, 2014 through July 28, 2014 (Predecessor)	Year Ended December 31, 2013 (Predecessor)
(In thousands)

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$8,088	$7,971	$7,598
Income taxes	2,052	1,742	5,829

See Notes to Consolidated Financial Statements.

Truck Hero, Inc.

Notes to consolidated financial statements

Note 1. Nature of business and significant accounting policies

Nature of business:    Truck Hero, Inc. (the Company, Successor or Parent) is a non-operating entity formed to serve as the holding company for its wholly-owned subsidiary Tectum Holdings, Inc. (Holdings or Predecessor), pursuant to a Stock Purchase Agreement (Agreement), effective July 29, 2014. Holdings through its wholly owned subsidiaries, manufactures truck bed covers (tonnos or tonneau) and bed liners that are sold throughout the United States and Canada. Substantially all revenues of the Parent are derived from the subsidiaries. The Company operates as a single operating segment, focused on the manufacturing and sale of truck accessories. Our chief operating decision maker (“CODM”) is the chief executive officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. Our CODM assesses the Company’s performance and allocates resources based on consolidated results, and this is the only discrete financial information that is regularly reviewed by the CODM.

Principles of consolidation and basis of presentation:    The accompanying consolidated financial statements include the accounts of Holdings, and its wholly-owned subsidiaries, Extang Corporation, Truxedo, Inc., BedRug Inc., Undercover, Inc., Advantage Truck Accessories, Inc., Retrax Holdings, LLC, and Laurmark Enterprises, Inc. (dba BAK Industries) including its 100% owned subsidiary, REV Industries, LLC. The Predecessor and Successor consolidated financial statements have been presented on a comparative basis. Due to the acquisition of the Predecessor by the Successor, and the application of acquisition accounting, different bases of accounting have been used to prepare the Predecessor and Successor consolidated financial statements. The effects of this change in accounting basis have not been calculated or separately disclosed, but depreciation and amortization are the most significant areas with differences. A heavy black line separates the Successor and Predecessor consolidated financial statements to highlight the lack of comparability between these two periods.

The Predecessor’s consolidated balance sheet as of December 31, 2013 and the statements of operations, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2013 and period January 1, 2014 through July 28, 2014, are referenced herein as the Predecessor Financial Statements. The Predecessor Financial Statements reflect all activities up to the time of the acquisition, as more fully described in Note 3. The Parent’s consolidated balance sheet as of December 31, 2014 and the related statements of operations, stockholders’ equity, and cash flows for the period from July 29, 2014 (Inception) through December 31, 2014 are referenced herein as The Successor Financial Statements. All intercompany balances and transactions have been eliminated in consolidation.

On October 30, 2015, the Truck Hero, Inc. Board of Directors voted and approved a stock split effective on October 30, 2015. The split was at a ratio of 8.75 new shares for every one share outstanding, which has been retroactively applied throughout the financial statements.

Use of estimates:    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition:    The Company recognizes product sales and billings for freight upon shipment and transfer of title in accordance with shipping terms specified in the arrangement with the customer and when collectability is reasonably assured. Revenue recognition is deferred in all instances where the earnings process is not complete.

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 1. Nature of business and significant accounting policies (continued)

Cash:    The Company places its cash with financial institutions which have balances that generally exceed federally insured amounts at times.

Accounts receivable:    Trade receivables are carried at original invoice amount less an estimate made for allowances for doubtful receivables. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and past due amounts and considering a customer’s financial condition and credit history and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 30 days after the due date of the related invoice. Interest is not charged on trade receivables that are considered past due.

Information with respect to the Company’s allowance for doubtful accounts is presented below (in thousands):

	Balance at beginning of period	Additions	Write-offs and adjustments	Balance at end of period
December 31, 2013	$157	$266	$(208)	$215
July 28, 2014	215	405	(378)	242
December 31, 2014	$242	$211	$(63)	$390

The above amounts have been adjusted to reflect certain adjustments in order to present the allowance for doubtful accounts and related activity included in the consolidated financial statements. There were no changes to the consolidated financial statements and the effect of the changes in these disclosures were not considered to be quantitatively or qualitatively material to the notes to the consolidated financial statements.

Major customers:    The Company had two customers during the period July 29 through December 31, 2014 that accounted for approximately 20% and 12% of net sales, respectively. Accounts receivable due from these same customers amounted to approximately 16% and 18%, respectively, of total accounts receivable at December 31, 2014.

The Company had two customers during the period January 1 through July 28, 2014 that accounted for approximately 23% and 14% of net sales, respectively.

The Company had two customers during the year ended December 31, 2013 that accounted for approximately 24% and 14% of net sales, respectively. Accounts receivable due from these same customers both amounted to approximately 20% each of total accounts receivable at December 31, 2013.

Inventory:    Inventory consists of raw materials, work in process and finished goods and is stated at the lower of cost or market. Cost is determined on the first-in, first-out method. Management routinely reviews inventory, writes off obsolete inventory and establishes reserves for slow-moving inventory based on current observations and historical experience.

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 1. Nature of business and significant accounting policies (continued)

Property and equipment:    Property and equipment that were acquired as part of the TA Acquisition were recorded at fair value and are stated net of accumulated depreciation. Property and equipment reported by Predecessor is carried at cost, net of accumulated depreciation and amortization. Improvements to leased property are amortized over the lesser of the lease term and expected renewals or the life of the improvement. Depreciation is computed using the straight-line method over the following estimated useful lives:

Asset	Estimated useful life (In years)
Buildings	39
Leasehold improvements	10
Machinery and equipment	7-10
Tools and dies	3-7
Furniture and office equipment	3-7
Vehicles	4

Deferred financing costs:    Costs incurred related to debt financing that have been capitalized are being amortized over the term of the related debt agreements. Amortization of debt costs is included as a component of interest expense.

Impairment of long-lived assets:    Long-lived assets are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable. The evaluation requires that assets be grouped to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the future undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets will be written down to the estimated fair value and such loss is recognized in income from continuing operations in the period in which the determination is made. Management has determined that no impairment of long-lived assets currently exists for the periods ended December 31, 2013 and December 31, 2014.

Intangible assets:    Intangible assets are carried at cost and the intangibles subject to amortization are amortized using the straight-line method over their estimated useful lives. Changes in circumstances, such as a significant decline in the Company’s viability, could result in the revision estimated useful lives. In those cases where the Company determines that the useful life of a long-lived asset should be revised, the Company amortizes the net book value over its revised remaining useful life.

Goodwill:    Management tests goodwill for impairment at least annually. If a reporting unit’s estimated fair value exceeds the reporting unit’s carrying value, no impairment of goodwill exists. If the fair value of a reporting unit does not exceed the unit’s carrying value, then an additional analysis is performed to allocate the fair value of the reporting unit to all of the assets and liabilities of that unit as if that unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the excess of the fair value of a reporting unit over the fair value of the identifiable assets and liabilities is less than the carrying value of the unit’s goodwill, an impairment charge is recorded for the difference.

In accordance with the accounting guidance for determining goodwill impairment, the Company applies a two-step methodology:

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 1. Nature of business and significant accounting policies (continued)

First step

In the first step, the Company determines the estimated fair value of each reporting unit and compares that fair value to the carrying value of such reporting unit. In determining the estimated fair value of each reporting unit, the Company uses the income approach. Under this approach, the Company makes certain assumptions, among other things, estimates of future cash flows, including growth rates, EBITDA margins, capital expenditures, and an appropriate discount rate in determining the estimated fair value of each reporting unit. If the fair value resulting from the income approach substantially exceeds carrying value of a reporting unit, there is clear evidence that no impairment exists. If the results of the first step indicate the carrying value of a reporting unit exceeds its estimated fair value, the second step is performed.

Second step

In the second step, the Company would determine the implied fair value of goodwill in the same manner as if it had acquired those reporting units. The potential impairment is computed by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

Management has determined that there was no impairment of goodwill during 2013 or 2014.

Leases:    Leases that were acquired as part of acquisition were recorded at fair value. The Company leases certain facilities with terms of five years, with options to renew for additional periods. The Company recognizes rent expense for operating leases with rent escalation clauses on a straight-line basis over the applicable term of the leases. Lease obligations all relate to operating leases.

Warranty costs:    The Company offers a limited warranty on its products that is included in the sales price. The Company estimates its product warranty liability based on its historical warranty expense. A provision for warranty costs is included in cost of goods sold. The Company accrues for product recalls in the period in which the recall is known. The Company incurred product recall expenses of $0.4 million in the period from January 1 through July 28, 2014.

Changes in the Company’s product warranty liability for the periods ended December 31, 2013 and July 28 and December 31, 2014 are as follows (in thousands):

	December 31, 2014 (Successor)	July 28, 2014 (Predecessor)	December 31, 2013 (Predecessor)
Beginning balance	$3,563	$2,998	$1,398
Warranty liability assumed in acquisition of business	—	500	—
Accruals for products sold	1,671	2,002	4,375
Payments made	(1,556)	(1,937)	(2,775)

Ending balance	$3,678	$3,563	$2,998

Advertising costs:    The Company expenses advertising costs as they are incurred. Total advertising costs totaled $3.7 million, $1.7 million and $1.2 million for the year ended December 31, 2013 and the periods January 1 through July 28, 2014 and July 29 through December 31, 2014, respectively.

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 1. Nature of business and significant accounting policies (continued)

Shipping and handling costs:    The Company records shipping and handling costs in cost of goods sold expenses. The expenses totaled $5.2 million, $4.4 million and $4.0 million for the year ended December 31, 2013 and the periods January 1 through July 28, 2014 and July 29 through December 31, 2014, respectively.

Income taxes:    The Company is taxed as a C corporation and files a consolidated federal income tax return with its wholly-owned subsidiary. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has adopted the Financial Accounting Standards Board’s (FASB) authoritative guidance on accounting for uncertainty in income taxes. The guidance clarifies the accounting for the recognition and measurement of the benefits of individual tax positions in the consolidated financial statements. Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company’s consolidated financial statements. With few exceptions, the Predecessor is no longer subject to tax examinations for the years before 2011. The Successor has no open tax years subject to tax exemptions.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line of its Consolidated Statement of Operations, while accrued interest and penalties are included within the long term liabilities line of its Consolidated Balance Sheets.

Fair value of financial instruments:

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1—Quoted prices in active markets that the Company has the ability to access for identical assets or liabilities;

•

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3—Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Company’s management about the assumptions market participants would use in pricing the asset or liability.

The carrying amounts of financial instruments, including cash, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximate fair value due to the short maturity of these instruments. The carrying amount of long-term debt approximates fair value because the interest rates fluctuate with market interest rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities.

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 1. Nature of business and significant accounting policies (continued)

Earnings per share:    The Company follows FASB ASC Topic 260 “Earnings Per Share” to account for earnings per share. Basic earnings per share has been computed based upon the weighted-average number of common shares outstanding. As the common shares as of December 31, 2014 are not considered outstanding due to contingent repurchase provisions, they are not included in the basic EPS calculation. Diluted earnings per share has been computed based upon the weighted-average number of common shares outstanding plus the effect of all potentially dilutive common stock equivalents, except when the effect would be anti-dilutive.

Subsequent events:    The Company has evaluated events for potential recognition and/or disclosure through August 7, 2015, the date the consolidated financial statements were available to be issued.

Note 2. New accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-9, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-9”). ASU 2014-9 requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-9 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, with early adoption prohibited. The Company is in the process of assessing the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). ASU 2013-11 requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward. ASU 2013-11 further states that to the extent that a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability in the financial statements and should not be combined with deferred tax assets. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. The adoption of ASU 2013-11 did not have a material effect on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12, “Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period.” This ASU requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation costs should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has been rendered. The standard is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. This amendment may be applied (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 2. New accounting pronouncements (continued)

all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The Company does not expect the adoption of the ASU to have a material impact on its consolidated financial statements.

In November 2014, the FASB issued ASU No. 2014-16, “Derivatives and Hedging (Topic 815): Determining Whether the host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or Equity.” The new guidance eliminates use of diversity in practice when evaluating whether the nature of the host contract within a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. Pursuant to ASU 2014-06, entities should determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. That is, an entity should determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The standard is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the potential impact of this guidance.

In April 2015, the FASB issued ASU No. 2015-03, “Interest-Imputation of Interest (Subtopic 830-30): Simplifying the Presentation of Debt Issuance Costs.” This standard requires that discounts, premiums or debt issue costs related to borrowings be reported in the balance sheet as a direct reduction of the associated borrowing. The standard is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company does not expect the adoption of the ASU to have a material impact on its consolidated financial statements.

Note 3. Acquisition of predecessor by Truck Hero, Inc.

On the close of business on July 28, 2014, the Company and Predecessor entered into a Stock Purchase Agreement (Agreement) whereby the Company acquired all of the outstanding stock of the Predecessor. The results of operations have been included in the consolidated financial statements since that date.

In accordance with the provisions of FASB Accounting Standards Codification (ASC) Topic 805, “Business Combinations”, the Company adopted the acquisition method of accounting and accordingly measured its acquired assets and liabilities assumed at fair value and recognized goodwill as of the acquisition date, which was measured as the excess of the consideration paid over the fair values of the identifiable assets acquired and liabilities assumed.

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 3. Acquisition of predecessor by Truck Hero, Inc. (continued)

The following table summarizes the consideration paid for Predecessor and the estimated fair values of the net assets acquired at the acquisition date (in thousands):

2014
Consideration:
Cash	$610,945
Adjustment for net working capital	1,608

612,553
Recognized amount of identifiable assets acquired:
Cash	4,101
Accounts receivable	23,706
Inventories	16,712
Deferred income taxes	2,242
Prepaid expenses and other current assets	864
Property and equipment	15,603
Other assets	13,483
Intangible assets	352,520

429,231
Recognized amount of identifiable liabilities assumed:
Accounts payable	(10,345)
Accrued expenses	(7,124)
Other long-term liabilities	(13,161)
Deferred income taxes	(102,213)

(132,843)

Total identifiable net assets acquired	296,388
Goodwill	316,165

$612,553

The consideration paid included $223 million of units issued by Truck Hero, Inc. The fair value of the unit consideration was determined on the basis of the market price of the units on the acquisition date.

The acquired identifiable intangible assets consist of the following and are being amortized according to the expected cash flows to be received from the underlying assets over their expected lives as follows:

	Useful life (In years)	Gross carrying amount (In thousands)
Customer relationships	20	$221,120
Retractable truck bed cover technology	10-12	88,980
Trade names	15	42,420

		$352,520

The weighted-average useful life of total amortizable intangible assets acquired is approximately 17 years.

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 3. Acquisition of predecessor by Truck Hero, Inc. (continued)

The goodwill arising from the acquisition primarily represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized such as assembled workforce. The goodwill is not deductible for United States federal income taxes.

The fair value of the identifiable intangible assets was measured based upon significant inputs that were not observable in the market, and therefore classified as Level 3 assets. The fair value was provided by an independent valuation firm; key assumptions included (a) management’s projections of future cash flows based upon past experience and future expectations and (b) a discount rate of 12.5% and (c) royalty rates ranging from 1%-7%.

In connection with the above transaction, the Company incurred approximately $13 million of transaction costs, of which approximately $11 million was related to debt issuance costs capitalized as a debt discount, and the remaining amount of approximately $2 million was expensed and is included in selling, general and administrative expenses on the accompanying consolidated statement of operations for the period ended December 31, 2014.

Note 4. Inventory

Inventory consists of the following at December 31, 2014 and December 31, 2013 (in thousands):

	December 31, 2014 (Successor)	December 31, 2013 (Predecessor)
Raw materials	$14,450	$9,750
Work in progress	215	1,182
Finished goods	2,776	2,725

Total inventory, net	$17,441	$13,657

Note 5. Property and equipment

Property and equipment consist of the following at December 31, 2014 and December 31, 2013 (in thousands):

	December 31, 2014 (Successor)	December 31, 2013 (Predecessor)
Land and land improvements	$317	$358
Building	4,576	5,097
Leasehold improvements	1,648	1,312
Machinery and equipment	6,458	8,815
Tools and dies	3,047	4,809
Furniture and office equipment	488	1,805
Software	744	—
Vehicles	717	956
Construction in progress	87	118

Total	18,082	23,270
Accumulated depreciation	(1,268)	(8,209)

	$16,814	$15,061

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 5. Property and equipment

Depreciation expense recognized amounted to $2.5 million, $1.6 million and $1.3 million for the year ended December 31, 2013 and periods January 1 through July 28, 2014 and July 29 through December 31, 2014, respectively.

Note 6. Intangible assets

Intangible assets consist of the following at December 31, 2014 and December 31, 2013 (in thousands):

		Net carrying amount
	Useful life (Years)	December 31, 2014 (Successor)	December 31, 2013 (Predecessor)
Customer relationships	8-20	$221,120	$39,007
Patents and patents pending	7-12	—	5,283
Non compete	5	—	455
Retractable truck bed cover technology	10-12	88,980	2,212
Trade names	15	42,420	5,312
Trade names	Indefinite	—	1,498

		352,520	53,767
Less accumulated amortization		(9,206)	(12,443)

		$343,314	$41,324

Amortization expense recognized amounted to $3.2 million, $4.5 million and $9.2 million for the year ended December 31, 2013 and periods January 1 through July 28, 2014 and July 29 through December 31, 2014, respectively.

Estimated amortization expense for the years ending December 31 (in thousands):

2015	$22,095
2016	22,095
2017	22,095
2018	22,095
2019	22,095
Thereafter	232,839

$343,314

Note 7. Revolving line of credit

The Predecessor had a revolving loan facility through a specialty finance company expiring in December 2015. The line bore interest at the lower of LIBOR plus 4.75% to 5.50% or the prime rate plus 3.75% to 4.50%, depending on the type of advance received and the calculation of the Predecessor’s debt-to-EBITDA ratio at the time of the advance, as defined, with a LIBOR rate floor of 1.25%. The finance company had a security interest in substantially all of the Company’s assets. The line was subject to certain financial covenants related to fixed charges, debt-to-EBITDA, minimum EBITDA, and nonfinancial covenants. Aggregate borrowings outstanding on

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 7. Revolving line of credit (continued)

the credit line could not exceed $10 million at December 31, 2013. The Company also had access to letters of credit included in the facility with a sub-limit of $1 million at December 31, 2013. There was $0 outstanding on the line at December 31, 2013. The prime rate and one-month LIBOR were 3.25% and 0.20% at December 31, 2013, respectively.

The revolving loan facility was replaced on July 28, 2014 by a revolving loan facility expiring in July 2020. The amended line bears interest at the lower of LIBOR plus 3.0% or the prime rate plus 4.0%, with a LIBOR rate floor of 1.0%. The finance company has a security interest in substantially all of the Company’s assets. The line is subject to certain financial covenants related to fixed charges, debt-to-EBITDA, minimum EBITDA, and nonfinancial covenants. Aggregate borrowings outstanding on the amended credit line may not exceed $20 million at December 31, 2014. The Company also has access to letters of credit included in the facility with a sub-limit of $10 million at December 31, 2014. There was $0 outstanding on the line at December 31, 2014. The prime rate was 3.25% and one-month LIBOR was 0.16% at December 31, 2014.

Note 8. Long-term debt

The Company’s note payable bears interest at the lower of the prime rate plus 4.5% or LIBOR plus 5.5%, and prime rate plus 7.75% or LIBOR plus 8.75% for the first and second lien loans, respectively. There is a 1% floor for both rates. Fixed principal payments plus interest are due quarterly on the first lien loan with a final balloon payment due on maturity in July 2020. Interest on the second lien loan is due quarterly; there are no principal payments due until maturity in January 2021. The effective interest rate at December 31, 2014 was 6.50% for the first lien loan and 9.75% for the second lien loan. The loans are secured by substantially all assets of the Company. The facility is subject to certain financial covenants related to fixed charges, debt-to-EBITDA, minimum EBITDA, and nonfinancial covenants.

	December 31, 2014 (Successor)	December 31, 2013 (Predecessor)
(In thousands)
First Lien Loan	$342,650	$118,888
Second Lien Loan	56,500	—
Less: current maturities	3,400	8,175
Less: unamortized debt discount	10,252	—

	$385,498	$110,713

The Company is required to pay down a portion of the debt if the Company meets certain excess cash flow requirements, as defined. These payments shall be applied first to reduce the unpaid principal installments of the notes payable and then to reduce the outstanding principal balance of the revolving line of credit. No excess cash flow payments were required during 2014.

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 8. Long-term debt (continued)

Maturities on long-term debt are as follows (in thousands):

2015	$3,400
2016	3,400
2017	3,400
2018	3,400
2019	3,400
Thereafter	382,150

Total long-term debt	$399,150

Note 9. Income taxes

The provision for income taxes consists of the following for the year ended December 31, 2013 and periods January 1 through July 28, 2014, and July 29 through December 31, 2014:

	July 29-December 31, 2014 (Successor)	January 1-July 28, 2014 (Predecessor)	Year ended December 31, 2013 (Predecessor)
(in thousands)
Current	$5,945	$2,413	$6,812
Deferred	(2,016)	592	(427)

	$3,929	$3,005	$6,385

Reconciliation to U.S. Statutory Rate:	July 29-December 31, 2014 (Successor)	January 1-July 28, 2014 (Predecessor)	Year ended December 31, 2013 (Predecessor)
(in thousands)
Income tax expense (benefit) at federal statutory rate	2,871	(560)	7,124
Income tax expense (benefit) at state/local statutory rate	246	(48)	539
Nondeductible/nontaxable items	756	(180)	65
Tax credits	(92)	—	(28)
Domestic Production Activities Deduction	—	—	(672)
State Rate Change	—	108	—
Equity Based Compensation	—	3,602	—
Other - net	148	83	(643)

Total tax provision	3,929	3,005	6,385

Effective tax rate	47.3	(206.7)	31.4

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 9. Income taxes (continued)

Significant components of deferred tax assets and liabilities are as follows:

	December 31, 2014 (Successor)	December 31, 2013 (Predecessor)
Deferred Tax Assets
Allowances for doubtful accounts and inventory reserve	$932	$483
Accrued expenses	1,623	1,174

Total deferred tax assets	2,555	1,657
Deferred Tax Liabilities
Property and equipment	(2,348)	(2,306)
Intangible assets	(98,121)	(2,518)

Total deferred tax liabilities	(100,469)	(4,824)

Net deferred income taxes	$(97,914)	$(3,167)

Deferred income taxes are presented in the balance sheet as follows:

	December 31, 2014 (Successor)	December 31, 2013 (Predecessor)
Current asset	$2,555	$1,657
Long-term liability	(100,469)	(4,824)

	$(97,914)	$(3,167)

Total Gross Unrecognized Tax Benefits	July 29- December 31, 2014 (Successor)	January 1- July 28, 2014 (Predecessor)	Year ended December 31, 2013 (Predecessor)
Unrecognized tax benefits—Beginning	13,161	—	—
Gross increases—tax positions in prior period	105	13,161	—
Gross decreases—tax positions in prior period	—	—	—
Gross increases—tax positions in current period	—	—	—
Settlement	—	—	—

Unrecognized tax benefits—Ending	13,266	13,161	—

In connection with the BAK Acquisition, the Company succeeded to uncertain tax positions aggregating $13.2 million. The Company has indemnification rights and other remedies with respect to this potential liability. As a result, an indemnification asset of $13.3 million (inclusive of additional interest of $0.1 million) is recorded as of December 31, 2014.

Included in the balance of unrecognized tax benefits as of December 31, 2014 and December 31, 2013, are $8.2 million and $0.0 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the unrecognized tax benefits noted above, the Company accrued no penalties, but accrued interest of $0.1 million during the Successor Period July 29, 2014 through December 31, 2014 and in total, as of

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 9. Income taxes (continued)

December 31, 2014, has recognized a liability for penalties of $2.5 million and interest of $0.5 million. During the Predecessor Period January 1, 2014 through July 28, 2014, the Company accrued no penalties, but accrued interest of $0.1 million. During 2013, the Company accrued no penalties and interest as they had no unrecognized tax benefits.

The Company believes that it is reasonably possible that no significant changes will occur within twelve months.

The Company is subject to taxation in the United States and various state jurisdictions. With few exceptions the Predecessor is no longer subject to U.S. federal, state, and local examinations by tax authorities for years before 2011. All Successor tax years are open and subject to tax examinations.

Note 10. Employee benefit plan

The employees of the Company may participate in a 401(k) savings plan whereby they elect to make contributions pursuant to a salary reduction agreement upon meeting certain age and service requirements. Under the terms of the plan, the Company has the option to make employer matching contributions of fifty percent of the employee contribution up to six percent. The Company recognized expense relating to the plan of $194 thousand, $140 thousand and $157 thousand during the year ended December 31, 2013 and periods January 1 through July 28, 2014 and July 29 through December 31, 2014, respectively.

Note 11. Related party transactions

The Predecessor entered into an agreement with its previous owners whereby the previous owners provided advisory and management services. Management fees for the year ended December 31, 2013 were $500 thousand. The Predecessor also paid a fee of $350 thousand to the previous owner during 2013 in connection with the acquisition of Retrax Holdings, LLC.

During the period January 1 through July 28, 2014 the Company had entered into a management services agreement with the then majority owner whereby the majority owner was to provide advisory and management services. The fee for these services was $500 thousand per fiscal year, payable quarterly. Upon the acquisition of Laurmark Enterprises, Inc. (Note 15), the annual fee was increased to $750 thousand per fiscal year. The company paid management fees of $313 thousand under this agreement during the period January 1 through July 28, 2014. The agreement was terminated effective July 28, 2014 and no fees were paid after that date. The Company also paid a fee of $1.3 million to the management company in March 2014 in connection with the acquisition of Laurmark Enterprises, Inc.

The Company leases a facility from an entity owned by the former owner of UnderCover, Inc. under a non-cancelable operating lease. The lease requires monthly rental payments totaling $58 thousand with CPI increases each year, and expires in June 2015. The Company has an option to extend the lease for additional periods. Rent included in the statements of operations for facilities leased from these entities amounted to $638 thousand, $223 thousand and $160 thousand during the year ended December 31, 2013 and periods January 1 through July 28, 2014 and July 29 through December 31, 2014, respectively.

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 12. Leases

The Company leases facilities under non-cancelable operating leases from unrelated third parties. The lease expense under operating leases amounted to $697 thousand, $1.2 million and $790 thousand during the year ended December 31, 2013 and periods January 1 through July 28, 2014 and July 29 through December 31, 2014, respectively.

Future minimum lease payments for operating leases having initial or remaining noncancelable lease terms in excess of one year are as follows (in thousands):

2015	$1,594
2016	1,265
2017	1,171
2018	873
2019	782
Thereafter	3,289

Total future minimum lease payments	$8,974

Note 13. Common stock

The Company is authorized to issue 22,820,000 shares of common stock with a par value of $0.001 per share. At December 31, 2013, 100 shares of common stock were issued and outstanding. At December 31, 2014, 1,681,080 shares of common stock were issued and none were outstanding. In addition, subsequent to the acquisition of the Predecessor by the Company, additional contributions of $20 thousand were made during the period ended December 31, 2014. Each issued share is entitled to one vote. The shares are subject to a five year vesting term. Upon termination of employment, unvested shares are forfeited and repurchased at cost. The Company can repurchase vested shares at fair value. No shares were vested at December 31, 2014.

Note 14. Contingency

In the ordinary course of business, the Company became defendants in litigation typical of the business in which the Company is engaged. In the opinion of the Company’s management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on the accompanying consolidated financial statements.

Note 15. Business acquisition

On March 12, 2014, the Company acquired all of the outstanding stock of Laurmark Enterprises, Inc., together with its 100% owned subsidiary, REV Industries, LLC (together “BAK”). The results of BAK’s operations have been included in the consolidated financial statements since that date.

In accordance with the provisions of FASB Accounting Standards Codification (ASC) Topic 805, “Business Combinations”, the Company adopted the acquisition method of accounting and accordingly measured its acquired assets and liabilities assumed at fair value and recognized goodwill as of the acquisition date, which was measured as the excess of the consideration paid over the fair values of the identifiable assets acquired and liabilities assumed. The purchase price of $125 million was funded with cash. The consideration paid for

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 15. Business acquisition (continued)

BAK exceeded the fair value of the identifiable net assets acquired in the purchase by $48 million which was recognized as goodwill.

On October 11, 2013, the Company acquired Retrax Holdings, LLC (Retrax). The results of Retrax’s operations have been included in the consolidated financial statements since that date.

In accordance with the provisions of FASB Accounting Standards Codification (ASC) Topic 805, “Business Combinations”, the Company adopted the acquisition method of accounting and accordingly measured its acquired assets and liabilities assumed at fair value and recognized goodwill as of the acquisition date, which was measured as the excess of the consideration paid over the fair values of the identifiable assets acquired and liabilities assumed. The purchase price of $23.9 million was funded with cash. The consideration paid for Retrax exceeded the fair value of the identifiable net assets acquired in the purchase by $7.4 million which was recognized as goodwill.

The following table summarizes the consideration paid for BAK and Retrax and the estimated fair values of the net assets acquired at the acquisition date (in thousands):

	BAK	Retrax
Consideration:
Cash	$125,000	$23,000
Due to seller	—	867

	125,000	23,867
Recognized amount of identifiable assets acquired:
Cash	603	49
Accounts receivable	3,850	1,265
Inventories	2,741	1,980
Deferred income taxes	284	—
Prepaid expenses and other current assets	99	25
Property and equipment	103	2,495
Other assets	13,075	—
Intangible assets	81,588	11,277

	102,343	17,091
Recognized amount of identifiable liabilities assumed:
Accounts payable	(4,105)	(192)
Accrued expenses	(1,282)	(470)
Deferred income taxes	(7,119)	—
Other long-term liabilities	(13,015)	—

	(25,521)	(662)

Total identifiable net assets acquired	76,822	16,429
Goodwill	48,178	7,438

	$125,000	$23,867

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 15. Business acquisition (continued)

The acquired identifiable intangible assets consist of the following and are being amortized according to the expected cash flows to be received from the underlying assets over their expected lives as follows:

	Useful life (In years)	BAK	Retrax
(in thousands)
Customer relationships	8-15	$42,821	$7,428
Retractable truck bed cover technology	10-15	28,957	2,212
Trade names	5-15	9,451	1,603
Non compete	5-9	359	34

		$81,588	$11,277

The weighted-average useful life of total amortizable intangible assets acquired for the BAK acquisition is approximately 12 years and for the Retrax acquisition is 9 years.

The goodwill arising from the acquisitions arises due to the position they hold in key markets, and ability to expand its sales volume with minimal capital investment. Approximately $7 million of the BAK goodwill and all of the Retrax goodwill is expected to be deductible for United States federal income taxes.

The fair value of the identifiable intangible assets was measured based upon significant inputs that were not observable in the market, and therefore classified as Level 3 assets. The fair value was provided by an independent valuation firm; key assumptions included (a) management’s projections of future cash flows based upon past experience and future expectations, (b) discount rates ranging from 15% - 20%, and (c) royalty rates ranging from 2% - 6.5%.

In connection with the BAK transaction, the Company incurred approximately $8 million of transaction costs, of which approximately $3.2 million was related to debt issuance costs capitalized as a debt discount, approximately $950 thousand was capitalized as deferred financing costs, and the remaining amount of approximately $3.8 million was expensed and is included in selling, general and administrative expenses on the accompanying consolidated statement of operations for the period January 1 through July 28, 2014.

In connection with the Retrax transaction, the Company incurred approximately $1.3 million of transaction costs, of which $135 thousand was capitalized as deferred financing costs and the remaining amount was expensed and is included in selling, general and administrative expenses on the accompanying consolidated statement of operations for the year ended December 31, 2013. In addition, a working capital adjustment of $867 thousand was agreed upon, which was paid by the Company during 2014. As of December 31, 2013, this amount is included on the consolidated balance sheet within accrued expenses.

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 15. Business acquisition (continued)

The following table presents the revenue and earnings of the BAK business operations that are included in our Statement of Operations from the date of acquisition through the year ended December 31, 2014 (in thousands):

Revenue	$50,986
Income before taxes	$9,281

The following table presents the revenue and earnings of the Retrax business operations that are included in our Statement of Operations from the date of acquisition through the year ended December 31, 2013 (in thousands):

Revenue	$4,124
Income before taxes	$1,153

The following table presents supplemental unaudited pro forma information for the years ended December 31, 2014 and 2013 as if the BAK and Truck Hero, Inc. acquisition had occurred on January 1, 2013 and as if the Retrax acquisition had occurred on January 1, 2012 (in thousands):

	Year ended December 31, 2014 (unaudited)	Year ended December 31, 2013 (unaudited)

Revenue	$259,787	$229,444
Income before taxes	$8,412	$15,640

Note 16. Product information

The following table presents the Company’s sales by significant products:

	July 29, 2014 to December, 31 2014 (Successor)	January 1, 2014 to July 28, 2014 (Predecessor)	Year ended December 31, 2013
Truck bed covers	$110,475	$122,038	$144,922
Bed liners	4,720	6,808	10,062
Other(1)	2,013	2,403	4,410

Net Sales	$117,208	$131,249	$159,394

(1)	Other sales primarily relate to pick-up truck accessories.

Note 17. Equity based compensation

The Truck Hero, Inc. 2014 Stock Option and Grant Plan

In connection with the purchase of Tectum Holdings, Inc. by Truck Hero, Inc., members of Senior Management acquired shares of Class A Common Stock in Truck Hero, Inc. The acquisitions were made at fair value and therefore did not result in the recognition of any equity-based compensation expense. The shares are subject to

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 17. Equity based compensation

5 year vesting. Upon termination of employment unvested shares are forfeited and repurchased at cost. The Company can repurchase vested shares at fair value. As of December 31, 2014, 1,681,080 shares were issued, none of which had vested.

2010 Incentive Equity Plan

Members of senior management of Tectum Holdings, Inc. participated in an equity incentive plan of THI-Undercover Holdings, LLC. THI-Undercover Holdings LLC was one of the holding companies of Tectum Holdings Inc. Under the terms of the plan, members of senior management were able to receive compensation if they fulfilled their vesting requirements and were employed as of a liquidation event. The Company considered that these awards were not probable until Tectum Holdings Inc. was sold to Truck Hero, Inc. The employees received cash payments of $1.2 million in March 2014 and $8.3 million in July 2014. The Company pushed down this compensation expense from THI-Undercover Holdings, LLC to Tectum Holdings, Inc. at the time of their payments and recorded a corresponding capital contribution. Therefore Tectum Holdings, Inc. financial statements reflect compensation expense of $9.5 million. There was no related income tax benefit as the deduction was taken upon grant, at which time the value was de minimis.

Note 18. Preferred stock

In connection with the purchase of Tectum Holdings, Inc. by Truck Hero, Inc., the Company issued 19,522,342 shares of Series A preferred stock, the significant terms of which are described below:

Dividends

The holders of shares of Series A Preferred Stock shall be entitled to receive, when as and if declared by the Board of Directors out of funds legally available thereof, dividends on each share of Series A Preferred Stock in an aggregate amount not to exceed the Series A Original Issue Price per share before any dividend be declared or paid to the holders of the shares of Common Stock.

The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock unless and until (in addition to obtaining of the consent of the majority of the outstanding shares of the Preferred) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive dividends as described in the preceding paragraph.

Thereafter, the holders of the Preferred Stock then outstanding shall be entitled to receive, out of funds legally available therefore, a dividend on each outstanding share of Preferred in the amount at least equal to, in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series has been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock.

Voting rights

On matters presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 18. Preferred stock (continued)

shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

In addition, the written consent or an affirmative vote of a majority of the then outstanding shares of Preferred Stock at least 50% of interest of the issued and outstanding shares of Series A Preferred is required in order for the Company to effectuate, among other things, a liquidation, dissolution or wind-up the business, an amendment to its organizational documents, certain related party transactions, dividends, redemptions, repurchases, the issuance of additional shares and the merger, consolidation, business combination or reorganization of the Company.

Election of directors

The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect six (6) directors of the Corporation (the “Series A Directors”).

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or merger, sale, or consolidation of the Corporation in which the majority of outstanding shares are transferred to a third-party (“Deemed Liquidation Event”), the holders of shares of Series A Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share, equal to (A) an amount equal to the Series A Original Issue Price, plus (B) an amount equal to all declared but unpaid dividends on such share of Series A Preferred Stock. The sum of the amounts in clauses (A) and (B) share be referred to as “Series A Preference Amount.” If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock, the holders of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion

Outstanding shares of Preferred Stock shall automatically convert into shares of Common Stock upon the closing of the sale of shares of Common Stock to the public.

Each share of Series A Preferred shall be converted without the payment of additional consideration by the holder thereof, into (i) such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $11.4286 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar capitalization with respect to the Common Stock) by the Conversion Price of the Series A Preferred Stock in effect at the time of the conversion, plus (ii) the right to receive from the Corporation an amount in cash equal to the Series A Preference Amount (the “Series A Cash Conversion Payment”). The Conversion Price of the Series A Preferred Stock was $11.4286 as of December 31, 2014.

Truck Hero, Inc.

Notes to consolidated financial statements— (Continued)

Note 18. Preferred stock (continued)

The Conversion Price was initially set as equal to the amount paid for each Preferred Share. The Conversion Price is subject to change in proportion to any stock split, combination, or similar recapitalization on the common shares such that the number of shares of Common Stock issuable on conversion of each share shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding.

Voting rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock are convertible as of the record date for determining stockholders entitled to vote.

The Company is authorized to issue 20,195,000 shares of Preferred Stock as of December 31, 2014.

Truck Hero, Inc. and Subsidiaries

Condensed consolidated balance sheets

(Unaudited)

	September 30, 2015	December 31, 2014
(In thousands except share data)

Assets
Current Assets
Cash	$22,645	$17,604
Accounts receivable, net	33,624	25,753
Inventory, net	28,010	17,441
Deferred income taxes	2,555	2,555
Prepaid expenses and other current assets	5,743	1,492

Total current assets	92,577	64,845

Property and equipment, net	31,747	16,814

Other Assets
Intangible assets, net	367,456	343,314
Goodwill	343,962	316,165
Other assets	12,964	13,522

Total other assets	724,382	673,001

Total assets	$848,706	$754,660

Liabilities and Stockholders’ Equity
Current Liabilities
Line of credit	$15,000	$—
Current portion of long-term debt	3,780	3,400
Accounts payable	21,150	7,053
Accrued expenses	32,184	16,473

Total current liabilities	72,114	26,926

Long-term debt, net of current portion, net of discount	420,452	385,498
Deferred income taxes	97,006	100,469
Other long-term liabilities	13,125	13,266

Total long-term liabilities	530,583	499,233

Series A Preferred Stock	223,112	223,112
Series A-1 Preferred Stock	1,000	—
Non-controlling interest	4,445	—
Common stock ($.001 par value, 1,832,919 and 1,681,080 shares issued; 329,710 and 0 shares outstanding at September 30, 2015 and December 31, 2014, respectively)	—	—
Additional paid in capital	1,359	1,008
Retained earnings	16,093	4,381

Stockholders’ equity	21,897	5,389

Total liabilities and stockholders’ equity	$848,706	$754,660

See Notes to Condensed Consolidated Financial Statements.

Truck Hero, Inc. and Subsidiaries

Condensed consolidated statements of operations

(Unaudited)

	Nine Months Ended September 30, 2015 (Successor)	Period from July 29, 2014 (Inception) through September 30, 2014 (Successor)	Period from January 1, 2014 through July 28, 2014 (Predecessor)
(In thousands except share data)
Net sales	$322,989	$49,683	$131,249
Cost of goods sold	211,231	29,211	83,656

Gross profit	111,758	20,472	47,593
Selling, general and administrative expenses	69,477	12,392	39,233

Income from operations	42,281	8,080	8,360

Other income (expenses)
Interest expense	(24,075)	(4,687)	(10,065)
Other income (expense)	(420)	274	251

Total other expenses	(24,495)	(4,413)	(9,814)

Income (loss) before income taxes	17,786	3,667	(1,454)
Income tax expense	5,601	688	3,005

Net Income (loss)	12,185	2,979	(4,459)
Net income attributable to non-controlling interests	473	—	—

Net income (loss) attributable to THI stockholders	11,712	2,979	(4,459)

Basic earnings (loss) per share	N/A	N/A	$(44,590)
Diluted earnings (loss) per share	$0.55	$0.14	$(44,590)
Weighted-average shares outstanding, basic	N/A	N/A	100
Weighted-average shares outstanding, diluted basic	21,302,645	21,170,890	100

See Notes to Condensed Consolidated Financial Statements.

Truck Hero, Inc. and Subsidiaries

Condensed consolidated statements of stockholders’ equity (deficit)

(Unaudited)

	Common stock		Additional paid-in capital	Retained earnings (Accumulated deficit)	Stockholders’ equity (Deficit)
	Shares	Amount
(In thousands, except share data)
Balance, January 1, 2014 (Predecessor)	100	—	$1,621	$2,374	$3,995
Net loss	—	—	—	(4,459)	(4,459)
Stock compensation	—	—	9,479	—	9,479
Distributions	—	—	—	(75,000)	(75,000)

Balance, July 28, 2014 (Predecessor)	100	—	$11,100	$(77,085)	$(65,985)

	Common stock		Additional paid-in capital	Retained earnings	Stockholders’ equity
	Shares	Amount
(In thousands, except share data)
Balance, July 29, 2014 (Inception) (Successor)	1,648,548	—	$988	$—	$988
Net income	—	—	—	2,979	2,979

Balance, September 30, 2014 (Successor)	1,648,548	—	$988	$2,979	$3,967

	Common stock		Additional paid-in capital	Retained earnings	Non- controlling interest	Stockholders’ equity
	Shares	Amount
(In thousands, except share data)
Balance, January 1, 2015 (Successor)	1,681,080	—	$1,008	$4,381	$—	$5,389
Issuance of common stock	216,912	—	162	—	—	162
Repurchase of common stock	(65,073)	—	(39)	—	—	(39)
Acquisition of non-controlling interest	—	—	—	—	3,972	3,972
Stock compensation	—	—	228	—	—	228
Net income	—	—	—	11,712	473	12,185

Balance, September 30, 2015 (Successor)	1,832,919	—	$1,359	$16,093	$4,445	$21,897

See Notes to Condensed Consolidated Financial Statements.

Truck Hero, Inc. and Subsidiaries

Condensed consolidated statements of statements of cash flows

(Unaudited)

	Nine months ended September 30, 2015 (Successor)	Period from July 29, 2014 (Inception) through September 30, 2014 (Successor)	Period from January 1, 2014 through July 28, 2014 (Predecessor)
(In thousands)

Cash Flows From Operating Activities
Net income (loss)	$12,185	$2,979	$(4,459)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,606	405	1,621
Amortization of intangible assets	17,802	3,683	4,530
Amortization of deferred financing costs	—	—	356
Amortization of long-term debt discount	1,449	207	314
Loss on disposal of fixed assets	197	—	—
Deferred income taxes	(3,051)	(1,978)	592
Stock compensation	228	—	9,479
Changes in:
Accounts receivable	(1,016)	(1,862)	(2,861)
Inventory	(2,450)	384	(314)
Prepaid expenses and other current assets	(3,468)	(605)	374
Other assets	580	58	(187)
Accounts payable	738	(1,659)	1,404
Accrued expenses	745	7,764	243
Other current liabilities	—	—	(250)

Net cash provided by operating activities	27,545	9,376	10,842

Cash Flows From Investing Activities
Business acquisition (net of cash acquired)	(65,385)	(608,452)	(124,397)
Proceeds from sale of property and equipment	12 (6,140)	— (1,057)	— (2,059)
Purchase of property and equipment

Net cash used in investing activities	(71,513)	(609,509)	(126,456)

Cash Flows From Financing Activities
Borrowings on long-term debt	63,000	400,800	211,113
Principal payments on long-term debt	(12,740)	—	(21,025)
Contributions from stockholders	162	224,100	—
Distribution to stockholders	—	—	(75,000)
Repurchase of common stock	(39)	—	—
Payment of deferred financing fees	(1,374)	(11,008)	(4,160)

Net cash provided by financing activities	49,009	613,892	110,928

Net increase (decrease) in cash	5,041	13,759	(4,686)

Cash
Beginning	17,604	—	8,787
Ending	$22,645	$13,759	$4,101

See Notes to Condensed Consolidated Financial Statements.

Truck Hero, Inc. and Subsidiaries

Notes to consolidated financial statements

(Unaudited)

Note 1. Nature of business and significant accounting policies

Nature of business:    Truck Hero, Inc. (The Company, Successor or Parent) is a non-operating entity formed to serve as the holding company for its wholly-owned subsidiary Tectum Holdings, Inc. (Holdings or Predecessor), pursuant to a Stock Purchase Agreement (Agreement), effective July 29, 2014. Holdings through its wholly owned subsidiaries, manufactures truck bed covers (tonnos or tonneau) and bed liners that are sold throughout the United States and Canada. Substantially all revenues of the Parent are derived from the subsidiaries. The Company operates as a single operating segment, focused on the manufacturing and sale of truck accessories. Our chief operating decision maker (“CODM”) is the chief executive officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. Our CODM assesses the Company’s performance and allocates resources based on consolidated results, and this is the only discrete financial information that is regularly reviewed by the CODM.

Principles of consolidation and basis of presentation:    The accompanying consolidated financial statements include the accounts of Holdings, and its wholly-owned subsidiaries, Extang Corporation, Truxedo, Inc., BedRug Inc., Undercover, Inc., Advantage Truck Accessories, Inc., Retrax Holdings, LLC, and Laurmark Enterprises, Inc. (dba BAK Industries) including its 100% owned subsidiary, REV Industries, LLC, A.R.E. Accessories, LLC, RealTruck, Inc., and THI E-Commerce, LLC. The Predecessor and Successor consolidated financial statements have been presented on a comparative basis. Due to the acquisition of the Predecessor by the Successor, and the application of acquisition accounting, different bases of accounting have been used to prepare the Predecessor and Successor consolidated financial statements. The effects of this change in accounting basis have not been calculated or separately disclosed, but depreciation and amortization are the most significant areas with differences. A heavy black line separates the Successor and Predecessor consolidated financial statements to highlight the lack of comparability between these two periods.

The Predecessor’s statements of operations, cash flows, and stockholders’ equity (deficit) for the period from January 1, 2014 through July 28, 2014 are referenced herein as the Predecessor Financial Statements. The Parent’s consolidated balance sheet as of September 30, 2015 and December 31, 2014 and the related statements of operations, stockholders’ equity (deficit), and cash flows for the period from July 29, 2014 to September 30, 2014 and the nine months ended September 30, 2015 are referenced herein as the Successor Financial Statements. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying interim condensed consolidated financial statements are unaudited and have been prepared in conformity with the instructions of the Securities and Exchange Commission (SEC) Regulation S-X, Article 10, Rule 10-01 for interim financial statements. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (GAAP) for complete financial statements. The accompanying unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the Company’s financial position at September 30, 2015, and our results of operations and cash flows for the nine months ended September 30, 2015, the period from January 1, 2014 through July 28, 2014, and the period from July 29, 2014 through September 30, 2014. The results for the nine months ended September 30, 2015 are not necessarily indicative of future results. These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Truck Hero, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

(Unaudited)

Note 1. Nature of business and significant accounting policies (continued)

During the preparation of the condensed consolidated financial statements as of and for the nine months ended September 30, 2015, the Company identified an error within the Company’s consolidated balance sheet as of December 31, 2014 and June 30, 2015. The Company revised the consolidated balance sheet as of September 30, 2015 to increase both goodwill and accrued expenses by $2.8 million. This revision had no impact to the Company’s consolidated statement of operations, consolidated statement of cash flows, or consolidated statement of shareholder’s equity for any period presented. The Company evaluated the error and concluded that it was not material to the financial statements as of December 31, 2014 or June 30, 2015.

Use of estimates:    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Financial instruments:    The carrying amounts of financial instruments, including cash, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximate fair value due to the short maturity of these instruments. The carrying amount of long-term debt approximates fair value because the interest rates fluctuate with market interest rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities.

Non-controlling Interest:    The Company reports the share of the results of operations that are attributable to other owners of its consolidated subsidiaries that are less than wholly-owned, as non-controlling interest in the accompanying condensed consolidated financial statements. In the condensed consolidated statement of operations, the income or loss attributable to the non-controlling interest is reported separately, and the accumulated income or loss attributable to the non-controlling interest, along with any changes in ownership or adjustments of the subsidiary, is reported as a component of total equity.

Earnings per share:    The Company follows FASB ASC Topic 260 “Earnings Per Share” to account for earnings per share. Basic earnings per share has been computed based upon the weighted-average number of common shares outstanding. For the nine months ended September 30, 2015, there is no income available to common shareholders as the amount of dividends to which the preferred shareholders are entitled before common shareholders exceeds the Company’s earnings. Diluted earnings per share has been computed based upon the weighted-average number of common shares outstanding plus the effect of all potentially dilutive common stock equivalents, except when the effect would be anti-dilutive.

Subsequent events:    The Company has evaluated events for potential recognition and/or disclosure through November 6, 2015, the date the consolidated financial statements were available to be issued.

New Accounting Pronouncements:    In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). ASU 2015-11 applies to inventory that is measured using the first-in, first-out (“FIFO”) or average cost method and requires measurement of that inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. The Company does not expect the impact of adopting this ASU to be material to the Company’s financial statements and related disclosures.

Truck Hero, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

(Unaudited)

Note 1. Nature of business and significant accounting policies (continued)

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments (“ASU 2015-16”), which replaces the requirement that an acquirer in a business combination account for measurement period adjustments retrospectively with a requirement that an acquirer recognize adjustments to the provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. ASU 2015-16 requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. For public companies, this ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The guidance is to be applied prospectively to adjustments to provisional amounts that occur after the effective date of the guidance, with earlier application permitted for financial statements that have not been issued. The early adoption of ASU 2015-16 in the third quarter of 2015 did not have a material impact on the Company’s financial statements and related disclosures.

Note 2. Inventory

Inventory consists of the following at September 30, 2015 and December 31, 2014 (in thousands):

	September 30, 2015	December 31, 2014
Raw materials	$19,537	$14,450
Work in progress	1,202	215
Finished goods	7,271	2,776

Total inventory, net, September 30, 2015 and December 31, 2014, respectively	$28,010	$17,441

Note 3. Intangible assets

Intangible assets consist of the following at September 30, 2015 and December 31, 2014:

		Net carrying amount
	Useful life (Years)	September 30, 2015	December 31, 2014
Customer relationships	4-20	$229,490	$221,120
Retractable truck bed cover technology	10-12	94,080	88,980
Trade names	15	56,220	42,420
Trade names	Indefinite	12,220	—
Other Intangibles	3-5	2,447	—

		394,457	352,520
Less accumulated amortization		(27,001)	(9,206)

		$367,456	$343,314

Amortization expense recognized amounted to $17.8 million, $3.7 million and $4.5 million for the nine months ended September 30, 2015 and the periods July 29 through September 30, 2014 and January 1 through July 28, 2014, respectively.

Truck Hero, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

(Unaudited)

Note 3. Intangible assets (continued)

Estimated amortization expense for the years ending December 31:

2015 (Three months)	$6,220
2016	24,881
2017	24,881
2018	24,364
2019	24,017
Thereafter	250,873

$355,236

Note 4. Revolving line of credit

The Company has a revolving loan facility through a specialty finance company expiring in July 2020. Aggregate borrowings outstanding on the credit line may not exceed $20 million at December 31, 2014 and $30 million at September 30, 2015. The Company also has access to letters of credit with a sub-limit of $10 million included in the facility. The line bears interest at the lower of LIBOR plus 3.0% or the prime rate plus 4.0%, with a LIBOR rate floor of 1.0%. The finance company has a security interest in substantially all of the Company’s assets. The line is subject to certain financial covenants related to fixed charges, debt-to-EBITDA, minimum EBITDA, and nonfinancial covenants. There was $0 outstanding on the line at December 31, 2014 and $15 million outstanding at September 30, 2015. The prime rate was 3.25% at December 31, 2014 and September 30, 2015. One-month LIBOR was 0.16% at December 31, 2014 and 0.20% at September 30, 2015.

Note 5. Long-term debt

Note payable bearing interest at the lower of the prime rate plus 4.5% or LIBOR plus 5.5%, and prime rate plus 7.75% or LIBOR plus 8.75% for the first and second lien loans, respectively. There is a 1% floor for both rates. Fixed principal payments plus interest are due quarterly on the first lien loan with a final balloon payment due on maturity in July 2020. Interest on the second lien loan is due quarterly; there are no principal payments due until maturity in January 2021. The effective interest rate at December 31, 2014 was 6.50% for the first lien loan and 9.75% for the second lien loan. The effective interest rate at September 30 2015 was 6.50% for the first lien loan and 9.75% for the second lien loan. The loans are secured by substantially all assets of the Company. The facility is subject to certain financial covenants related to fixed charges, debt-to-EBITDA, minimum EBITDA, and nonfinancial covenants.

	September 30, 2015	December 31, 2014
(In thousands)
First Lien Loan	$377,910	$342,650
Second Lien Loan	56,500	56,500
Less: current maturities	3,780	3,400
Less: unamortized debt discount	10,178	10,252

	$420,452	$385,498

Truck Hero, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

(Unaudited)

Note 5. Long-term debt (continued)

The Company is required to pay down a portion of the debt if the Company meets certain excess cash flow requirements, as defined. These payments shall be applied first to reduce the unpaid principal installments of the notes payable and then to reduce the outstanding principal balance of the revolving line of credit. No excess cash flow payments were required during the nine months ended September 30, 2015.

Note 6. Income taxes

In connection with BAK Acquisition, the Company has uncertain tax positions aggregating $13.1 million. The Company has indemnification rights and other remedies with respect to this potential liability. As a result, an indemnification asset of $12.7 million is recorded as of September 30, 2015.

Note 7. Related party transactions

During the period from January 1 through July 28, 2014, the Company had entered into a management services agreement with the then majority owner whereby the majority owner was to provide advisory and management services. The fee for these services was $500 thousand per fiscal year, payable quarterly. Upon the acquisition of Laurmark Enterprises, Inc. (Note 10), the annual fee was increased to $750 thousand per fiscal year. The Company paid management fees of $313 thousand under this agreement during the period from January 1 through July 28, 2014. The agreement was terminated effective July 28, 2014 and no fees were paid after that date. The Company also paid a fee of $1.3 million to the management company in March 2014 in connection with the acquisition of Laurmark Enterprises, Inc.

The Predecessor leased a facility from an entity owned by the former owner of UnderCover, Inc. under a non-cancelable operating lease. Rent included in the statements of operations for facilities leased from these entities amounted to $223 thousand during the period from January 1 through July 28, 2014.

Note 8. Leases

The Company leases facilities under non-cancelable operating leases from unrelated third parties. The lease expense under operating leases amounted to $3.1 million, $0.4 million, and $1.2 million during the nine months ended September 30, 2015, and the periods from July 29 through September 30, 2014 and January 1 through July 28, 2014, respectively.

Truck Hero, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

(Unaudited)

Note 8. Leases (continued)

Future minimum lease payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year are as follows (in thousands):

2015 (three months)	$1,150
2016	4,408
2017	4,629
2018	2,783
2019	2,007
2020	1,512
Thereafter	4,345

Total future minimum lease payments	$20,834

Note 9. Contingency

In the ordinary course of business, the Company has become a defendant in litigation typical of the business in which the Company is engaged. In the opinion of the Company’s management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on the accompanying consolidated financial statements.

Note 10. Business acquisition

On March 12, 2014, the Predecessor acquired all of the outstanding stock of Laurmark Enterprises, Inc., together with its 100% owned subsidiary, REV Industries, LLC (together “BAK”) for $125 million cash consideration. The results of BAK’s operations have been included in the consolidated financial statements since that date.

On the close of business on July 28, 2014, the Company and Predecessor entered into a Stock Purchase Agreement (Agreement) whereby the Company acquired all of the outstanding stock of the Predecessor. The results of operations have been included in the consolidated financial statements since that date.

On March 9, 2015, the Company acquired a majority interest in THI E-Commerce for consideration of $15.9 million. On April 21, 2015, the Company acquired all of the outstanding shares of RealTruck, Inc for consideration of $13.0 million. On April 24, 2015, the Company acquired all of the outstanding shares of A.R.E Accessories, Inc. for $51.0 million cash consideration. These three acquisitions are collectively referred to as the “2015 Acquisitions”. The results of the 2015 Acquisitions’ operations have been included in the consolidated financial statements since their respective acquisition dates.

Truck Hero, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

(Unaudited)

Note 10. Business acquisition (continued)

In accordance with the provisions of FASB Accounting Standards Codification (ASC) Topic 805, “Business Combinations”, the Company adopted the acquisition method of accounting and accordingly measured its acquired assets and liabilities assumed at fair value and recognized goodwill as of the acquisition date, which was measured as the excess of the consideration paid over the fair values of the identifiable assets acquired and liabilities assumed.

The following table summarizes the consideration paid for the 2015 Acquisitions and the estimated fair values of the net assets acquired at the acquisition date. Such amounts are considered preliminary and are therefore subject to change within the measurement period:

2015 Acquisitions
(In thousands)

Consideration:
Cash	$68,883
Earnout	6,000
Preferred stock	1,000
Fair value of rollover equity	3,972

79,855
Recognized amount of identifiable assets acquired:
Cash	3,498
Accounts receivable	6,855
Inventories	8,119
Prepaid expenses and other current assets	783
Property and equipment	12,608
Other assets	163
Intangible assets	41,937

73,963
Recognized amount of identifiable liabilities assumed:
Accounts payable	(13,362)
Accrued expenses	(6,161)

(19,523)

Total identifiable net assets acquired	54,440
Goodwill	25,415

$79,855

Truck Hero, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

(Unaudited)

Note 10. Business acquisition (continued)

The acquired identifiable intangible assets consist of the following and are being amortized according to the expected cash flows to be received from the underlying assets over their expected lives as follows:

	Useful life (In years)	2015 Acquisitions carrying amount (In thousands)
Customer relationships	4-20	$8,370
Retractable truck bed cover technology	10	5,100
Trade names	15	13,800
Trade names	Indefinite	12,220
Other Intangibles	3-5	2,447

		$41,937

The weighted-average useful life of total amortizable intangible assets acquired for the 2015 Acquisitions is approximately 14 years.

The goodwill arising from the acquisitions is due to the position they hold in key markets, and ability to expand its sales volume with minimal capital investment. All of the goodwill is expected to be deductible for U.S. federal income taxes.

The fair value of the identifiable intangible assets was measured based upon significant inputs that were not observable in the market, and therefore classified as Level 3 assets. The fair value was provided by an independent valuation firm; key assumptions included (a) management’s projections of future cash flows based upon past experience and future expectations and (b) discount rates ranging from 12.5%—17% and royalty rates ranging from 0.1% to 2%.

The following table presents the revenue and earnings of the BAK business operations that are included in our Statement of Operations from the date of acquisition through July 28, 2014 (Predecessor) and from July 29, 2014 (Inception) through September 30, 2014 (Successor):

(In thousands)	Period from July 29, 2014 (Inception) through September 30, 2014 (Successor)	Period from January 1, 2014 through July 28, 2014 (Predecessor)
Revenue	$11,000	$24,058
Income before income tax	$2,343	$3,815

Truck Hero, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

(Unaudited)

Note 10. Business acquisition (continued)

The following table presents the revenue and earnings of the 2015 Acquisitions that are included in our Statement of operations from the date of their acquisitions through the nine months ended September 30, 2015 (in thousands):

Revenue	$95,357
Income before income tax	$6,031

The following table presents supplemental pro forma information for the nine months ended September 30, 2014 and September 30, 2015 as if the BAK Acquisition, the TA Acquisition and the 2015 Acquisitions had occurred on January 1, 2014 (in thousands):

	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Revenue	$378,391	$321,994
Income before income tax	$20,498	$1,567

Note 11. Product information

The following table presents the Company’s sales by significant products (in thousands):

	Nine months ended September 30, 2015 (Successor)	July 29, 2014 to September 30, 2014 (Successor)	January 1, 2014 to July 28, 2014 (Predecessor)
Truck bed covers	$221,411	$46,744	$122,038
Bed liners	9,457	1,726	6,808
Caps	36,928	—	—
Other accessories(1)	55,193	1,213	2,403

Net sales	$322,989	49,683	$131,249

(1)	Other sales primarily relate to pickup truck accessories.

Note 12. Preferred stock

On April 21, 2015, in connection with the RealTruck acquisition, the Company issued 70,000 Series A-1 preferred shares, the significant terms at the time of issuance of which are described below:

Dividends

After each holder of Series A Preferred Stock has been paid in full, the holders of shares of Series A-1 Preferred Stock shall be entitled to receive, when as and if declared by the Board of Directors out of funds legally available therefor, dividends on each share of Series A-1 Preferred Stock in an aggregate amount not to exceed the Series A-1 Original Issue Price per share before any dividend may be declared or paid to the holders of any shares of Common Stock.

Truck Hero, Inc. and Subsidiares

Notes to consolidated financial statements (continued)

(Unaudited)

Note 12. Preferred stock (continued)

The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock unless and until (in addition to obtaining of the consent of the majority of the outstanding shares of the Preferred) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive dividends as described in the preceding paragraph.

Thereafter, the holders of the Preferred Stock then outstanding shall be entitled to receive, out of funds legally available therefor, a dividend on each outstanding share of Preferred in the amount at least equal to, in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series has been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or merger, sale, or consolidation of the Corporation in which the majority of outstanding shares are transferred to a third- party (“Deemed Liquidation Event”), the holders of shares of Series A-1 Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock (but after the distribution to the holders of Series A Preferred Stock) by reason of their ownership thereof, an amount per share, equal to (A) an amount equal to the Series A Original Issue Price, plus (B) an amount equal to all declared but unpaid dividends on such share of Series A-1 Preferred Stock. The sum of the amounts in clauses (A) and (B) share be referred to as “Series A-1 Preference Amount.” If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A-1 Preferred Stock, the holders of Series A-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion

Outstanding shares of Preferred Stock shall automatically convert into shares of Common Stock upon the closing of the sale of shares of Common Stock to the Public.

Each share of Series A-1 Preferred shall be converted without the payment of additional consideration by the holder thereof, into (i) such number of fully paid and non-assessable shares of Common Stock as is determined by dividing $14.2857 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar capitalization with respect to the Common Stock) by the Conversion Price of the Series A-1 Preferred Stock in effect at the time of the conversion, plus (ii) the right to receive from the Corporation an amount in cash equal to the Series A Preference Amount (the “Series A-1 Cash Conversion Payment”). The Conversion Price of the Series A-1 Preferred Stock was $14.2857 at September 30, 2015.

Truck Hero, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

(Unaudited)

Note 12. Preferred stock (continued)

The Conversion Price was initially set as equal to the amount paid for each Preferred Share. The Conversion Price is subject to change in proportion to any stock split, combination, or similar recapitalization on the common shares such that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding.

Voting rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock are convertible as of the record date for determining stockholders entitled to vote.

The Series A-1 Preferred Shares are recorded as mezzanine equity on the Condensed Consolidated Balance Sheets.

On October 2, 2015, the Company amended the conversion feature of its Series A and Series A-1 Preferred Shares.

Based upon the terms of the amendment, each share of Series A Preferred Stock to be converted pursuant to an initial public offering (IPO) shall be converted, without the payment of additional consideration by the holder thereof, into (i) such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $11.4286 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) by the Conversion Price of the Series A. Preferred Stock (as defined below) in effect at the time of conversion, plus (ii) (A) in the event such conversion occurs after July 31, 2016, the right to receive from the Corporation an amount in cash equal to the Series A Preference Amount (the “Series A Cash Conversion Payment”) or (B) in the event such conversion occurs on or before July 31, 2016, an additional number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Preference Amount by the IPO price (the “Series A Common Stock Conversion Payment” and together with the Series A Cash Conversion Payment, the “Series A Conversion Payment”). The “Conversion Price” of the Series A Preferred Stock was equal to $11.4286 as of October 2, 2015. The IPO price shall be the price per share at which shares of the Common Stock are to be sold to the public in connection with an IPO.

Each share of Series A-1 Preferred Stock to be converted pursuant to an IPO shall be converted, without the payment of additional consideration by the holder thereof, into (i) such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $14.2857 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) by the Conversion Price of the Series A-1 Preferred Stock (as defined below) in effect at the time of conversion, plus (ii) (A) in the event such conversion occurs after July 31, 2016, the right to receive from the Corporation an amount in cash equal to the Series A-1 Preference Amount (the “Series A-1 Cash Conversion Payment”) or (B) in the event such conversion occurs on or before July 31, 2016, an additional number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A-1 Preference Amount by the IPO price (the “Series A-1 Common Stock Conversion Payment” and together with the Series A-1 Cash

Truck Hero, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

(Unaudited)

Note 12. Preferred stock (continued)

Conversion Payment, the “Series A-1 Conversion Payment”). The “Series A-1 Conversion Price” of the Series A-1 Preferred Stock was equal to $14.2857 as of October 2, 2015.

The Conversion Price was initially set as equal to the amount paid for each Preferred Share. The Conversion Price is subject to change in proportion to any stock split, combination, or similar recapitalization on the common shares such that the number of shares of Common Stock issuable on conversion of each share shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding.

Note 13. Subsequent events

On October 29, 2015, the Company entered into a definitive purchase agreement which provides that, upon the terms and conditions set forth therein, we will acquire all of the outstanding equity interests of N-FAB Inc. (“N-FAB”). N-FAB is a manufacturer of tubular accessories for pickup trucks and SUVs, including nerf bars, running boards and off-roading accessories. Under the current terms of the agreement, we will acquire N-FAB in exchange for approximately $28 million in cash and an as yet undetermined number of shares of our common stock. The agreement also provides an earn-out of up to $7 million in cash payable to the sellers upon N-FAB achieving certain EBITDA-based targets for the fiscal years ended December 31, 2015 and 2016.

On October 30, 2015, the Truck Hero, Inc. Board of Directors voted and approved a stock split effective on October 30, 2015. The split was at a ratio of 8.75 new shares for every one share outstanding, which has been retroactively applied throughout this document.

Independent auditor’s report

To the Board of Directors and Stockholders

Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries

We have audited the accompanying consolidated financial statements of Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries, which comprise the consolidated balance sheets as of March 12, 2014 and December 31, 2013, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the period from January 1, 2014 through March 12, 2014 and for the year ended December 31, 2013, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries as of March 12, 2014 and December 31, 2013, and the results of their operations and their cash flows for the period from January 1, 2014 through March 12, 2014 and for the year ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ Mayer Hoffman McCann CPAs

(The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York

August 6, 2015

Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries

Consolidated balance sheets

	December 31, 2013	March 12, 2014

Assets

Current Assets
Cash	$8,310,397	$613,004
Accounts receivable, net	4,476,837	3,850,019
Inventory	3,844,435	2,741,130
Prepaid expenses and other current assets	—	49,105
Income tax receivable	—	2,270,310
Deferred tax assets, current	365,252	123,347

Total current assets	16,996,921	9,646,915
Property and equipment, net	98,603	103,000
Deferred tax assets, noncurrent	56,890	62,266
Other assets	38,571	38,571

Total assets	$17,190,985	$9,850,752

Liabilities and Stockholders’ Equity (Deficit)

Current Liabilities
Accounts payable	$4,423,736	$4,104,544
Accrued liabilities	410,759	436,692
Income tax payable	2,227,473	—
Warranty liabilities	354,137	290,986

Total current liabilities	7,416,105	4,832,222
Other tax liabilities	8,056,998	13,015,523

Total liabilities	15,473,103	17,847,745

Contingency (Note 8)
Stockholders’ equity (deficit)	1,717,882	(7,996,993)

Total liabilities and stockholders’ equity (deficit)	$17,190,985	$9,850,752

See Notes to Consolidated Financial Statements.

Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries

Consolidated statements of operations

	Year ended December 31, 2013	Period ended March 12, 2014
Net sales	$56,649,650	$11,330,233
Cost of goods sold	37,062,182	7,573,375

Gross profit	19,587,468	3,756,858
Selling, general and administrative expenses	3,454,793	1,051,076
Owner’s compensation	10,363,565	10,218,221

	13,818,358	11,269,297

Income (loss) from operations	5,769,110	(7,512,439)
Other expense	(9,860)	(2,766)

Income (loss) before provision for income taxes	5,759,250	(7,515,205)
Provision for income taxes	10,750,608	2,199,670

Net loss	(4,991,358)	(9,714,875)
Net income (loss) attributable to non-controlling interests	647,855	(720,357)

Net loss attributable to controlling interests	$(5,639,213)	$(8,994,518)

See Notes to Consolidated Financial Statements.

Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries

Consolidated statements of stockholders’ equity (deficit)

	Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Non-controlling interests	Stockholders’ equity (deficit)
	Shares	Amount
Balance, December 31, 2012	50,000	$5,000	$—	$6,463,350	$240,890	$6,709,240
Net income (loss)	—	—	—	(5,639,213)	647,855	(4,991,358)

Balance, December 31, 2013	50,000	5,000	—	824,137	888,745	1,717,882
Net loss	—	—	—	(8,994,518)	(720,357)	(9,714,875)
Acquisition of non-controlling interest	—	—	168,388	—	(168,388)	—

Balance, March 12, 2014	50,000	$5,000	$168,388	$(8,170,381)	$—	$(7,996,993)

See Notes to Consolidated Financial Statements.

Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries

Consolidated statements of cash flows

	Year ended December 31, 2013	Period ended March 12, 2014

Cash Flows From Operating Activities
Net loss	$(4,991,358)	$(9,714,875)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	28,947	6,719
Deferred taxes	(422,142)	236,529
Changes in:
Accounts receivable	(1,435,025)	626,818
Inventory	(479,172)	1,103,305
Prepaid expenses and other current assets	38,067	(49,105)
Accounts payable	1,518,650	(319,192)
Accrued liabilities	20,272	25,933
Warranty liabilities	101,445	(63,151)
Income taxes, net	10,284,471	460,742

Net cash provided by (used in) operating activities	4,664,155	(7,686,277)

Cash Flows From Investing Activities
Purchase of property and equipment	(61,714)	(11,116)

Net increase (decrease) in cash	4,602,441	(7,697,393)

Cash
Beginning	3,707,956	8,310,397

Ending	$8,310,397	$613,004

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Income taxes	$886,572	$1,502,000

See Notes to Consolidated Financial Statements.

Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries

Notes to consolidated financial statements

Note 1. Nature of business and significant accounting policies

Nature of business:     Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries (“BAK” or the “Company”) manufactures truck bed covers (tonnos or tonneaus) that are sold throughout the United States and Canada.

Principles of consolidation and basis of presentation:    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BAK Management, Inc. (“BAK Management”). Rev Industries, LLC (“REV”) was a 50% owned entity of BAK stockholders. Operations of REV are under common management with the Company. As a result, the accounts of REV are combined with the accompanying financial statements. Immediately prior to the Company’s acquisition by Tectum Holdings, Inc., BAK stockholders acquired the remaining interest in REV and transferred 100% ownership in REV to the Company. All significant intercompany balances and transactions have been eliminated in consolidation and combination.

Use of estimates:    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition:    The Company recognizes product sales and billings for freight upon shipment and transfer of title in accordance with shipping terms specified in the arrangement with the customer and when collectibility is reasonably assured. Revenue recognition is deferred in all instances where the earnings process is not complete.

Cash:    The Company places its cash with financial institutions which have balances that may exceed federally insured amounts at times.

Accounts receivable:    Trade receivables are carried at original invoice amount less an estimate made for allowances for doubtful receivables. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and past due amounts and considering a customer’s financial condition and credit history and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 30 days after the due date of the related invoice. Interest is not charged on trade receivables that are considered past due. Management estimated an allowance for doubtful accounts of $50,000 at December 31, 2013 and March 12, 2014.

Major customers:    The Company had three customers during the period January 1, 2014 to March 12, 2014 that accounted for approximately 40% of net sales. Accounts receivable due from these same customers amounted to approximately 29% of total accounts receivable at March 12, 2014.

The Company had three customers during the year ended December 31, 2013 that accounted for approximately 36% of net sales. Accounts receivable due from these same customers amounted to approximately 46% of total accounts receivable at December 31, 2013.

Inventory:    Inventory consists of raw materials and finished goods and is stated at the lower of cost or market. Cost is determined on the first-in, first-out method. Management routinely reviews inventory, writes off obsolete inventory and establishes reserves for slow-moving inventory based on current observations and experience.

Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries

Notes to consolidated financial statements (continued)

Note 1. Nature of business and significant accounting policies (continued)

Property and equipment:    Property and equipment is carried at cost and is stated net of accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Asset	Estimated useful life (Years)
Machinery and equipment	7-10
Furniture and office equipment	3-7

Impairment of long-lived assets:    Long-lived assets are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable. The evaluation requires that assets be grouped to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the future undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets will be written down to the estimated fair value and such loss is recognized in income from continuing operations in the period in which the determination is made. Management has determined that no impairment of long-lived assets currently exists for the year ended December 31, 2013 or for the period ended March 12, 2014.

Leases:    The Company leases certain facilities with terms of 2 or 4 years, with options to renew for additional periods. The Company recognizes rent expense for operating leases with rent escalation clauses on a straight-line basis over the applicable term of the leases. Lease obligations all relate to operating leases.

Warranty costs:    The Company offers a limited warranty on its products and normally reserves a percentage of the selling price of the related products for the possibility of future claims relating to the product warranty or similar claims. Warranties range from 1 to 3 years. A provision for warranty costs is included in cost of goods sold and accounted for an average of 0.5% – 1.0% of sales.

Changes in the Company’s product warranty liability are as follows:

	Year ended December 31, 2013	Period ended March 12, 2014
Beginning balance	$252,692	$354,137
Accruals for product sold	354,006	294,116
Payments made	(252,561)	(357,267)

Ending balance	$354,137	$290,986

Advertising costs:    The Company expenses advertising costs as they are incurred. Advertising costs totaled $619,259 and $113,957 for the year ended December 31, 2013 and the period from January 1, 2014 to March 12, 2014, respectively.

Shipping and handling costs:    The Company records shipping and handling costs in cost of goods sold. The expenses totaled $1,544,910 and $248,422 for the year ended December 31, 2013 and the period from January 1, 2014 to March 12, 2014, respectively.

Income taxes:    The Company is taxed as a C corporation. Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries

Notes to consolidated financial statements (continued)

Note 1. Nature of business and significant accounting policies (continued)

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has adopted the Financial Accounting Standards Board’s (FASB) authoritative guidance on accounting for uncertainty in income taxes. The guidance clarifies the accounting for the recognition and measurement of the benefits of individual tax positions in the consolidated financial statements. Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company’s consolidated financial statements. The Company includes interest and penalties related to its uncertain tax positions in income tax expense. With few exceptions, the Company is no longer subject to tax examinations for the years before 2010.

Financial instruments:    The carrying amounts of financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to the short maturity of these instruments.

Note 2. Inventory

Inventory consists of the following:

	Year ended December 31, 2013	Period ended March 12, 2014
Finished goods	$1,199,670	$864,109
Raw materials	2,744,765	1,977,021

	3,944,435	2,841,130
Less: reserve	(100,000)	(100,000)

Total	$3,844,435	$2,741,130

Note 3. Property and equipment

Property and equipment consists of the following:

	Year ended December 31, 2013	Period ended March 12, 2014
Machinery and equipment	$106,402	$115,844
Furniture and office equipment	37,081	38,755

	143,483	154,599
Accumulated depreciation	(44,880)	(51,599)

	$98,603	$103,000

Depreciation expense recognized amounted to $28,947 and $6,719 for the year ended December 31, 2013 and the period ended March 12, 2014, respectively.

Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries

Notes to consolidated financial statements (continued)

Note 4. Income taxes

The provision for income taxes consists of the following:

	Year ended December 31, 2013	Period ended March 12, 2014

Current
Federal	$10,522,941	$2,578,843
State	649,809	(615,702)

	11,172,750	1,963,141

Deferred
Federal	(377,490)	233,068
State	(44,652)	3,461

	(422,142)	236,529

	$10,750,608	$2,199,670

Deferred income taxes consist of the following:

	Year ended December 31, 2013	Period ended March 12, 2014

Deferred Tax Assets
Current state tax provision	$220,935	$—
Depreciation	56,890	62,266
Warranty reserve	151,712	124,658
Allowance for doubtful accounts and sales returns	50,626	55,534

Total deferred tax assets	480,163	242,458

Deferred Tax Liabilities
Allowance for inventory reserve	(42,840)	(42,840)
Deferred state tax provision	(15,181)	(14,005)

Total deferred tax liabilities	(58,021)	(56,845)

Net deferred income taxes	$422,142	$185,613

Deferred income taxes are presented in the balance sheet as follows:

	Year ended December 31, 2013	Period ended March 12, 2014
Current asset	$365,252	$123,347
Non-current asset	56,890	62,266

	$422,142	$185,613

Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries

Notes to consolidated financial statements (continued)

Note 4. Income taxes (continued)

The difference between the Federal statutory rate and the Company’s effective tax rate is primarily due to permanent differences and unrecognized tax benefits.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations. ASC Topic 740, “Income Taxes,” (ASC 740) states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company (1) records unrecognized tax benefits as liabilities in accordance with ASC 740 and (2) adjusts these liabilities when its judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

A reconciliation of the Company’s unrecognized tax benefits is as follows:

ASC 740 Accrual
Balance at December 31, 2012	$—
Increases to tax positions related to the current year	8,056,998

Balance at December 31, 2013	8,056,998
Increases to tax positions related to the prior year	65,923
Increases to tax positions related to the current year	4,892,602

Balance at March 12, 2014	$13,015,523

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2013 and March 12, 2014, the Company had $1,919,885 and $2,808,043, respectively, accrued for the potential payment of estimated interest and penalties. During the year ended December 31, 2013 and the period ended March 12, 2014, the Company recognized $1,919,885 and $888,158, respectively, of interest and penalties in income tax expense.

Note 5. Related party transactions

On March 12, 2014, BAK stockholders acquired the remaining 50% interest in REV from third-party investors and subsequently transferred their 100% ownership interest in REV to the Company.

Note 6. Leases

The Company leases facilities under non-cancelable operating leases from unrelated third parties. The leases require monthly rental payments totaling $39,075 and expire at various dates through 2016. The Company has options to extend the leases for additional periods. The lease expense under operating leases amounted to $424,281 and $115,713 during the year ended December 31, 2013 and the period ended March 12, 2014, respectively.

Laurmark Enterprises, Inc. dba BAK Industries and Subsidiaries

Notes to consolidated financial statements (continued)

Note 6. Leases (continued)

Future minimum lease payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year are as follows:

March 13, 2014 through December 31, 2014	$351,675
2015	421,438
2016	198,174

Total future minimum lease payments	$971,287

Note 7. Common stock

The Company is authorized to issue 100,000 shares of common stock with a par value of $0.10 per share. At March 12, 2014 and December 31, 2013, 50,000 shares of common stock were issued and outstanding.

Note 8. Contingency

In the ordinary course of business, the Company became defendants in litigation typical of the business in which the Company is engaged. In the opinion of the Company’s management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on the accompanying consolidated financial statements.

Note 9. Subsequent events

The Company has evaluated events for potential recognition and/or disclosure through August 6, 2015, the date the consolidated financial statements were available to be issued.

On March 12, 2014, Tectum Holdings, Inc. acquired all the outstanding stock of Laurmark Enterprises, Inc., together with its 100% owned subsidiaries, REV and BAK Management.

TRUCK HERO

ACCESSORIES FOR TRUCKS AND FOR LIFE

TRUXEDO TONNEAU COVERS
extang tonneau covers
REALTRUCK
AutoCustoms
BEDRUG NEXT GENERATION BEDLINERS
UnderCover
ARE
ADVANTAGE TRUCK ACCESSORIES
BAK
RETRAX

11,111,112 Shares

Truck Hero, Inc.

Common stock

Prospectus

J.P. Morgan	Baird	BofA Merrill Lynch

KeyBanc Capital Markets	Raymond James	Stifel	SunTrust Robinson Humphrey

                    , 2015

Until                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the exchange listing fee.

SEC registration fee	$24,448
FINRA filing fee	36,917
Exchange listing fee	176,180
Printing and engraving expenses	300,000
Legal fees and expenses	1,800,000
Accounting fees and expenses	3,850,000
Transfer agent and registrar fees	10,200
Miscellaneous expenses	502,255

Total	$6,700,000

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers, directors and employees for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent sales of unregistered securities.

Since January 1, 2012, we made sales of the following unregistered securities:

•

We sold 19,522,342 shares of Series A convertible preferred stock to certain investors, directors, officers, and employees at purchase prices of $11.4286 per share, for an aggregate purchase price of $223,112,500.00.

•	We sold 70,000 shares of Series A-1 convertible preferred stock to a certain investor at a purchase price of $14.2857 per share, for an aggregate purchase price of $1,000,000.00.

•

We sold 1,832,919 shares of time-based restricted common stock under our 2014 Plan to certain of our directors, officers and employees at purchase prices of $0.60 and $0.75 per share for an aggregate purchase price of $1,130,134.38.

•	We granted options to purchase an aggregate of 43,400 shares of our common stock to certain directors under our 2014 Plan, each at an exercise price of $16.91 per share.

We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about our company.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial statement schedules.

All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the consolidated financial statements included in the prospectus that is part of this registration statement.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, State of Michigan, on November 9, 2015.

TRUCK HERO, INC.

By:	/s/ William J. Reminder
William J. Reminder
Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacities and on the date indicated.

Signature	Title	Date

/s/ William J. Reminder William J. Reminder	Chief Executive Officer, President and Director (Principal Executive Officer)	November 9, 2015

/s/ Jim Bresingham Jim Bresingham	Chief Financial Officer (Principal Financial and Accounting Officer)	November 9, 2015

* Jeffrey S. Barber	Director	November 9, 2015

* Michael S. Berk	Director	November 9, 2015

* Thomas R. Gibson	Director	November 9, 2015

* John K. Haley	Director	November 9, 2015

* Lisa R. Kranc	Director	November 9, 2015

*By:	/s/ William J. Reminder
William J. Reminder Attorney-in-Fact

Exhibit index

1.1**	Form of Underwriting Agreement

3.1**	Certificate of Incorporation of the Registrant, as amended and currently in effect

3.2**	Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the consummation of this offering)

3.3**	Bylaws, as currently in effect

3.4**	Amended and Restated Bylaws of the Registrant (to be effective upon the consummation of this offering)

4.1	Form of common stock certificate of the Registrant

4.2**	Amended and Restated Stockholders Agreement, dated April 21, 2015, by and among the Registrant and certain of its stockholders

4.2.1	Amendment No. 1 to the Amended and Restated Stockholders Agreement, dated November 6, 2015 by and among the Registrant and certain of its stockholders

4.3**	Form of Stockholders Agreement, by and among the Registrant and certain of its stockholders (to be effective upon the consummation of this offering)

5.1	Opinion of Goodwin Procter LLP

10.1**#	2014 Stock Option and Grant Plan and forms of agreements thereunder

10.2**#	2015 Stock Option and Incentive Plan and forms of agreements thereunder (to be effective upon the consummation of this offering)

10.3.1**#	Form of Amended and Restated Employment Agreement by and between the Registrant and William J. Reminder (to be effective upon the consummation of this offering)

10.3.2**#	Form of Amended and Restated Employment Agreement by and between the Registrant and Kelly Kneifl (to be effective upon the consummation of this offering)

10.3.3**#	Form of Amended Offer of Employment by and between the Registrant and Jim Bresingham (to be effective upon the consummation of this offering)

10.4**	Forms of Indemnification Agreement, to be entered into between the Registrant and its directors and officers

10.5**	First Lien Credit Agreement by and among TA THI Buyer, Inc., Ares Capital Corporation, General Electric Capital Corporation and other lenders named therein, dated as of July 28, 2014, as amended on April 24, 2015

10.6**	Second Lien Credit Agreement by and among TA THI Buyer, Inc., American Capital, Ltd. and other lenders named therein, dated as of July 28, 2014

10.7**	Lease Agreement by and between Ann Arbor Business Park, LLC and Extang Corporation dated as of May 9, 2013, as amended on December 5, 2013

10.8**	Lease Agreement by and between NL Ventures V Nave, L.P. and A.R.E. Inc. dated as of September 27, 2004, as amended on April 21, 2006

10.9**†	Diamond Supplier Partner Agreement by and between Keystone Automotive Operations, Inc. and the Registrant dated as of June 11, 2014

21.1**	List of Subsidiaries of Registrant

23.1	Consent of RSM US LLP, independent registered public accounting firm

23.2	Consent of Mayer Hoffman McCann CPAs

23.3	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

**	Previously filed.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

†	Confidential treatment requested as to certain portions of this exhibit, which portions have been omitted and submitted separately to the Securities and Exchange Commission.